SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 23, 2006

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14, 1ST TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 495 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




On November 15, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Securities Issuer's Quarterly Report for the fiscal quarter ended September 30, 2005 (the "Quarterly Report") with the Russian Federal Service for Financial Markets ("FSFM") as required by the Russian Federation's securities legislation. A translation of the report from Russian is attached hereto as Exhibit 99.

The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

     o    the Company's plans to construct and modernize its network;
     o    the  Company's  plans  relating to the  expansion  of the range of its services;
     o    the  Company's  plans  concerning  the  restructuring  of  its  branch network;
     o    the   Company's    expectations    as   to   its   position   in   the
          telecommunications market;
     o    the Company's expectations as to the increase of its revenues; and
     o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     o risks relating to changes in political, economic and social conditions in Russia;
     o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;
     o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and
     o    other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

For any questions concerning the Quarterly Report, contact Olga V. Mokhoreva, Corporate Secretary OJSC Rostelecom, by phone at +7 (495)973-9940, by facsimile at +7 (495)787-2850 or by email at mokhoreva@rt.ru




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 22, 2006                   By:           [signed]
                                          -----------------------------------
                                       Name:  Dmitry Ye. Yerokhin
                                       Title: General Director





                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99. English translation of the Securities Issuer's Quarterly Report filed with the Russian Federal Service for Financial Markets.






                                                                     Exhibit 99


                                           Approved by the
                                           Board of Directors, OJSC Rostelecom
                                           Minutes No. 8 dated November 15, 2005








                                QUARTERLY REPORT

                            Open Joint Stock Company
               Long-Distance and International Telecommunications
                                   Rostelecom

----------------------- ------- ---- ----- ----- ----- -----       ----
     Issuer Code:                0    0     1     2     4     -     A
----------------------- ------- ---- ----- ----- ----- -----       ----

                                3rd Quarter, 2005


       Issuer's Legal Address: 5 Delegatskaya St., Moscow, 127091



Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation



------------------------------- -------------------- -------------------------
GeneralDirector,
OJSC Rostelecom                    ____________           D.Ye. Yerokhin
                                                          --------------
Date: November 7, 2005              (signature)        (Name and initials)
------------------------------- -------------------- -------------------------
------------------------------- -------------------- -------------------------
Chief Accountant,                  ____________
OJSC Rostelecom                     (signature)            A.A. Lutsky
                                                           -----------
Date: November 7, 2005                (Seal)           (Name and initials)
------------------------------- -------------------- -------------------------
------------------------------------------------------------------------------
Contact person: Julia A. Prigorodova, Expert, Corporate Department
Phone: +7 (495) 501 412 11
Facsimile: +7 (495) 787-2850
E-mail: rtkm@rostelecom.ru
Web-site: http://www.rt.ru/icenter/reports/call/ - provides information contained herein
------------------------------------------------------------------------------





I. BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER'S MANAGEMENT BODIES, ITS
   BANK ACCOUNTS, AUDITORS, APPRAISER, AND FINANCIAL CONSULTANT, AND OTHER SIGNATORIES TO THIS QUARTERLY REPORT________________________________________6

1.1. Members of the Issuer's Management Bodies_________________________________6

1.2. The Issuer's Bank Accounts________________________________________________6

1.3. The Issuer's Auditor(s)___________________________________________________7

1.4. The Issuer's Appraiser____________________________________________________8

1.5. The Issuer's Consultants__________________________________________________8

1.6. Other Signatories to this Quarterly Report________________________________8


II. THE ISSUER'S FINANCIAL AND ECONOMIC FUNDAMENTALS___________________________9

2.1. The Issuer's Financial and Economic Indicators____________________________9

2.2. The Issuer's Market Capitalization_______________________________________10

2.3. The Issuer's Liabilities_________________________________________________11

2.3.1 Accounts Payable________________________________________________________11

2.3.2 The Issuer's Credit History_____________________________________________12

2.3.3 The Issuer's Liabilities Resulting from Security Issued to Third Parties_________________________________________________________________12

2.3.4 Other Liabilities of the Issuer_________________________________________12

2.4. The Purposes and Use of Proceeds from Issuance of Securities Issues______12

2.5. Risks In Connection With The Purchase Of Placed Issue Securities (Securities Being Placed)________________________________________________12

2.5.1. Industry Risks_________________________________________________________12

2.5.2  Country and Regional Risks_____________________________________________14

2.5.3. Financial risks________________________________________________________15

2.5.4. Legal Risks____________________________________________________________16

2.5.5. Risks Related To The Issuer's Operations_______________________________18


III. DETAILED INFORMATION ON THE ISSUER_______________________________________20

3.1. The Issuer's Establishment and Development_______________________________20

3.1.1. The Issuer's Corporate Name____________________________________________20

3.1.2. State Registration of the Issuer_______________________________________21

3.1.3. Issuer's Establishment and Development_________________________________21

3.1.4. Contact Information____________________________________________________23

3.1.5. Taxpayers's Identification Number (TIN)________________________________24

3.1.6 Issuer's Branches and Representative Offices____________________________24

3.2. Issuer's Principal Operations____________________________________________35

3.2.1 Issuer's Field of Business______________________________________________35

3.2.2 Issuer's Principal Operations___________________________________________35

3.2.3 Principal Products (Works, Services)____________________________________36

3.2.4. Raw materials and Issuer suppliers_____________________________________37

3.2.5 Target Markets For The Issuer's Products (Works, Services)______________37

3.2.6. Licenses Held By The Issuer____________________________________________38

3.2.7. Issuer's Joint Operations______________________________________________43

3.2.8. Additional Requirements To Issuers That Are Joint-Stock
       Investment Funds Or Insurance Organizations____________________________43

3.2.9 Additional Requirements To Issuers That Are Mineral Production Entities_______________________________________________________________43

3.2.10 Additional Requirements To Issuers That Are Providers Of Communication Services_______________________________________________________________43

3.3. The Issuer's Future Plans________________________________________________46

3.4. The Issuer's Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations_____________________________49

3.5. The Issuer's Subsidiaries And Dependent Companies________________________51

3.6. The Issuer's Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances__________________71

3.6.1. Fixed Assets___________________________________________________________71


IV. THE ISSUER'S FINANCIAL AND BUSINESS OPERATIONS____________________________72

4.1  The Issuer's Financial And Business Results______________________________72

4.1.1 Profit And Losses_______________________________________________________72

4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations____________________________________________________73

4.2 The Issuer's Liquidity____________________________________________________74

4.3 The Issuer's Capital And Current Assets Size And Structure________________76

4.3.1 The Issuer's Capital And Current Assets Size And Structure______________76

4.3.2 The Issuer's Financial Investments______________________________________77

4.3.3. The Issuer's Intangible Assets_________________________________________78

4.4. The Issuer's R&D, Licenses And Patents, New Development And Research Project Policies And Expenditures________________________________________78

4.5. Trends In Field of the Issuer's of Principal Operations__________________78


V. MEMBERS OF THE ISSUER'S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER'S OFFICERS (EMPLOYEES)________________________________________________________________82

5.1. The Organization And Authority Of The Issuer's Management Bodies_________82

5.2. Members Of The Issuer's Management Bodies________________________________92

5.3. Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer__________________________________121

5.4. Organization and Authority of the Auditing Bodies of the Issuer's
     Financial and Business Operations_______________________________________122

5.5. Members of the Bodies Auditing the Issuer's Financial and Business Operations______________________________________________________________123

5.6. Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business Operations_______132

5.7. Number of Issuer's Employees, Employee Education and Category
     Summary Data, and Headcount Changes_____________________________________133

5.8. The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)_____133


VI. THE ISSUER'S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY
    TRANSACTIONS_____________________________________________________________134

6.1. The Total Number of the Issuer's Shareholders (Participants)____________134

6.2. The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20% Of Their Ordinary Shares_________________________________________________________134

6.3. Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special Rights (The Golden Share)__________________________________________________________________135

6.4. Restrictions Concerning Participation In The Issuer's Charter (Share) Capital (Equity Fund)___________________________________________________135

6.5. Changes In The Composition and Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares_____________136

6.6. Interested Party Transactions Entered into by the Issuer________________138

6.7. Accounts receivable_____________________________________________________139


VII. The Issuer's Accounting Statements And Other Financial Information______140

7.1. The Issuer's Annual Accounting Statements_______________________________140

7.2. The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter_______________________________________________________140

7.3. The Issuer's Consolidated Accounting Statements for the Latest Complete Financial Year__________________________________________________________140

7.4. Issuer's Accounting Policy______________________________________________140

7.5. Total Exports and Exports as a Percentage of Total Sales________________140

7.6. Issuer's Real Estate Value and Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete Financial Year_____________140

7.7. The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations____________________________141


VIII. ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES_____________________________________________________________145

8.1. Additional Information About the Issuer_________________________________145

8.1.1. The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure_____________________________________________________________145

8.1.2. Changes in the Size of the Issuer's Charter (Share) Capital (Equity
       Fund)_________________________________________________________________145

8.1.3. Formation and Uses of the Issuer's Reserve Fund and Other Funds_______145

8.1.4. The Procedure For Convening Meetings Of The Issuer's Top Governing Body__________________________________________________________________146

8.1.5. Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares________________________________________________________________147

8.1.6. Material Transactions Effected By The Issuer__________________________148

8.1.7. The Issuer's Credit Ratings___________________________________________148

8.2. The Issuer's Shares By Category (Class)_________________________________148

8.3. Prior Issues of the Issuer's Securities Other Than its Shares___________151

8.3.1. Issues of Which All Securities Have Been Redeemed (Cancelled)_________151

8.3.2. Issues of Securities Currently in Circulation_________________________151

8.3.3. Issues of Securities under Which the Issuer's Obligations Have Not Been Fulfilled (Default)___________________________________________________151

8.4. Entity (Entities) that Have Provided Security for Bonds Issued__________151

8.5. Issued Bond Obligation Security Terms___________________________________151

8.6. Organizations that Register the Rights to Securities Issued by the Issuer__________________________________________________________________152

8.7. Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents__________152

8.8. Taxation of Income Generated by Securities Placed or Being Placed by the Issuer__________________________________________________________________152

8.9. Dividends Declared (Accrued) and Paid on the Issuer`s Share and Yield the Issuer`s Bond___________________________________________________________154

8.10. Other Information______________________________________________________155




Introduction

Full Issuer`s name - Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.

Short issuer`s name - OJSC Rostelecom (hereinafter, "Rostelecom", or the "Company") is a legal entity organized under the laws and regulations of the Russian Federation on September 23, 1993.

The Company's permanent executive body (the Management Board) is located at: 5 Delegatskaya St., Moscow 127091, phone number +7 (095) 972-8283, facsimile number +7 (095) 787-2850, e-mail: info@rostelecom.ru, web site:
http://www.rt.ru/icenter/reports/call/.



Rostelecom's charter capital currently equals 2,428,819.4725 RUR.

Basic information on securities in circulation:

Type and category of securities: registered paperless ordinary shares The number of issued securities: 728.696.320 shares.
Nominal value of one security issued (RUR):  0.0025
State registration number: 1-01-00124-A as of 09.09.2003.

Type and category of securities: registered paperless preferred shares The number of issued securities: 242. 831. 469 shares.
Nominal value of one security issued (RUR): 0.0025
State registration number: 2-01-00124-A as of 09.09.2003.



This quarterly report contains estimates and projections by the Company's authorized management bodies about future events and/or actions, an outlook for the development of the Company's principal activities, the Company's performance, including its plans, and the probability of certain events or actions.

Investors should not fully rely on the Company management's estimates and projections, because the Company's future actual performance results may differ from the forecasts due to a number of reasons. Purchasing Company securities involves risks described in this Quarterly Report.




I.   BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER'S MANAGEMENT BODIES, ITS BANK
     ACCOUNTS,   AUDITORS,   APPRAISER,  AND  FINANCIAL  CONSULTANT,  AND  OTHER
     SIGNATORIES TO THIS QUARTERLY REPORT

1.1      Members of the Issuer's Management Bodies

The Issuer`s mangement bodies are:
-        the General Meeting of Shareholders,
-        the Board or Directors,
-        the Company's Sole Executive Body - General Director,
-        the Company's Collegiate Management Body - Management Board

Company's Directors:

Chairman of the Board of Directors:
Valery Nikolayevich Yashin, 1941

Members of the Board of Directors:

Stanislav Petrosovich Avdiyants, 1946
Valery Victorovich Degtyarev, 1957
Dmitry Yevgenievich Yerokhin, 1950
Alexander Nikolaevich Kiselev, 1962
Sergey Ivanovich Kuznetsov, 1953
Irina Mikhailovna Ragozina, 1950
Vitaly Alexandrovich Slizen, 1970
Mikhail Viktorovich Slipenchuk, 1965
Natalia Alexandrovna Terentieva, 1974
Yevgeny Alexandrovich Chechelnitsky, 1973



The Company's Sole Executive Body:

General Director: Dmitry Yevgenievich Yerokhin, 1950


The Company's Collegiate Management Body:

Chairman of the Management Board: Dmitry Yevgenievich Yerokhin, 1950

The Members of Management Board:

Sergey Lvovich Akopov, 1953
Andrei Alexeevich Gaiduk, 1973
Dmitry Mikhailovich Gurevich, 1971
Alexander Ivanovich Isaev, 1953
Igor Alekseevich Kalugin, 1964
Alexander Aleksandrovich Lutsky, 1972
Vladimir Konstantinovich Mironov, 1956
Galina Vasilievna Rysakova, 1967
Dmitry Vyacheslavovich Sigalov, 1973
Vladimir Vladimirovich Terekhov, 1958
Andrey Alexeevich Shliapnikov, 1951
Konstantin Vladimirovich Belyaev, 1968


1.2 The Issuer's Bank Accounts

(Truncated)


1.3. The Issuer's Auditor(s)

Name: Limited Liability Company Ernst & Young (LLC Ernst & Young)
Address:  77/1 Sadovnicheskaya   nab.,   Moscow,    Russia,   115035
Postal   address:   77/1 Sadovnicheskaya  nab., Moscow,  Russia,  115035
Phone: (095) 705-9700
Fax: (095) 755-9701
E-mail: moscow@ru.ey.com.


Auditor's license data:
License No. E002138
Date of issue: September 30, 2002
Valid till: 30.09.2007
Issuing authority: RF Ministry of Finance


The Company prepares financial reports in according with the International Financial Reporting Standards (IAS), so no consolidated accounts are prepared in accordance with the Russian Accounting Standards (RAS); IAS reports are also audited by LLC Ernst & Young.

In accordance with its Charter, every year the Company retains an auditor that is not linked by property interests with the Company or its shareholders.


No factors affecting the auditor's independence, including the existence of material factors connecting the auditor and/or its officers to the Company, have been detected:
-    auditor does not have any interest in the Company's share capital;
-    the Company does not lend any amounts to its auditor;
- close business relations (participation in the Company's products (services) promotion, participation in joint business activities etc.) do not exist;
-    Company's officers are not the Auditor's officers.

As of September 30, 2005, no tenders were held to select the auditor. In order to attract an auditor whose services would correspond to the maximum possible extent to Company requirements, a closed bidding was held to select an auditor of the Company financial and business accounts for 2005.


In coducting the closed bidding, the following requirements were stipulated for the auditing companies:

       1. The Company auditor shall be a legal person registred in accordance with RF legislation;
       2. Availability of license to carry out auditing activities in the RF;
       3.  Auditor's accreditation with the US Securities and Exchange
           Commission;
       4.  Experience in audits of telecommunications companies;
       5. Possibility to allocate appropriate resources to perform the work within specified time-limits;
       6. Presence in the auditing team of specialists holding international certificates in the field of business accounting and finance (ACCA, CPA, CISA etc.).

Besides, requirements were stipulated for the scope of services of auditing companies and the time periods of their provision.

Based on the results of the closed bidding, the Board of Directors of OJSC Rostelecom, taking into account the opinion of the Auditing Committee, and proceeding from the proposals of the auditing companies on the bid's essential criteria, proposed to the General Meeting of Shareholders, given the results of the year 2004, to approve the auditing company Ernst & Young as the independent auditor of the Company for 2005.

LLC Ernst & Young was approved as Company's auditor for 2005 by the General Meeting of Shareholders on June 25, 2005. The amount of compensation for auditor's services is to be determined by the Company's Board of Directors, taking into account the opinion of the Auditing Committee, in the form of a lump-sum, or proceeding from hourly rates of auditors and actual time spent to perform the audit by the auditor's employees.

LLC Ernst & Young Vneshaudit audited the Company's financial statements for 2002, 2003 and 2004 fiscal years.

No special auditing assignments were performed from 2002 up to the present. There are no deferred or overdue payments for the auditor's services.


1.4. The Issuer's Appraiser

No appraiser(s) were retained by the Company during the reporting period.


1.5. The Issuer's Consultants

No financial consultants on securities market were retained by the Company to advise it on securities issuance matters.

1.6. Other Signatories to this Quarterly Report

None.

II. THE ISSUER'S FINANCIAL AND ECONOMIC FUNDAMENTALS

2.1. The Issuer's Financial and Economic Indicators

                                   ------------------- ---------------
                                    As of September    As of Septemder
        Indicator                      30, 2005           30, 2004
                                   ------------------- ---------------
---------------------------------- ----------------- -----------------

Net assets, rubles                      38 147 935        31 759 606
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Liabilities    to   capital   and           33%
reserves ratio, %                                             40%
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Short-term     liabilities     to           23%
capital and reserves ratio, %                                 26%
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Debt service coverage, %                    23%               22%
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Overdue debt level, %                      0.0%              0.0%
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Receivables turnover, times                5.12              4.16
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Dividend share in profits, %              16.4%              9.0%
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Labor productivity, thousand
rubles/employee                        1 217.67          1 060.51
---------------------------------- ----------------- -----------------
---------------------------------- ----------------- -----------------

Depreciation to revenues ratio, %          6.5%              5.8%
---------------------------------- ----------------- -----------------


The analysis of dynamics of the given indicators for the 3rd quarter of 2005 year (compared to the corresponding period of previous year):

Net assets value increased by 6 388 329 (20%) thousand rubles owing to the following reasons:

o Increase in the Company`s assets by 6 211 530 thousand rubles (14%); o Decrease in liabilities by 176 799 thousand rubles (-1%).

Liabilities to capital and reserve ratio reduced by 18%, owing to the following reasons:

o    Increase in the Company's capital by 6 447 236 thousand rubles (20%);

o    Decrease in liabilities by 176 799 thousand rubles (-1%).


Short-term liabilities to capital and reserves ratio reduced by 10%, owing to the following reasons:

o    Increase in capital and reserves by 6 447 236 thousand rubles (20%);

o Increase in short-term liabilities (excluding future periods' profits) by 714 634 thousand rubles (9%).


Debt service coverage increased by 6% owing to the following reasons:

o Increase in funds/assets for debt service coverage by 1 161 674 thousand rubles (15%);

o    Increase in liabilities payable by 3 200 642 thousand rubles (9%).


Overdue debt level remained unchanged.

Receivables turnover grew up by 23% owing to:

o    Increase in revenues by 2 116 860 thousand rubles (8%);

o    Decrease in receivables by 834 451 thousand rubles (-13%).


Dividend share in profits increased by 82%, owing to the following reasons:

o    Increase in dividend on ordinary shares by 423 550 thousand rubles (66%);

o    Decrease in dividend on preferred shares by 67 801 thousand rubles (-9%);

o    Increase in revenues by 1 253 105 thousand rubles (19%).


Labor productivity increased by 15%, owing to the following reasons:

o Decrease in the average payroll numbers of employees of the Company by 1 626 people (-6%);

o    Increase in revenues by 2 116 860 thousand rubles (8%).


Depreciation to revenues increased by 12%, owing to the following reasons:

o    Increase in depreciation accrued by 332 119 thousand rubles (21%);

o    Increase in revenues by 2 116 860 thousand rubles (8%).



The indicators calculation methodology:

---------------------------------------------------------------------------
       Indicator                        Calculation Method
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Net assets, rubles       In accordance with the procedure set by
                         the Russian Federation Ministry of Finance and the
                         Federal Commission for the Securities Market for
                         joint stock companies
---------------------------------------------------------------------------
---------------------------------------------------------------------------
                         (End-of-period     long-term     liabilities    +
Liabilities  to  capital end-of-period     short-term    liabilities)    /
and reserves ratio, %    End-of-period capital and reserves x 100
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Short-term liabilities   End-of-period     short-term     liabilities    /
to capital and reserves  end-of-period capital and reserves x 100 ratio, %
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Debt service coverage, % (Accounting period net profit +
                         depreciation for the accounting period) / (Liabilities
                         payable during the accounting period + interest payable
                         during the accounting period)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Overdue debt level, %    End-of-period   debt  overdue  /   (End-of-period
                         long-term liabilities + end-of-period  short-term
                         liabilities) x 100
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Receivables turnover,    (Revenues) / (end-of-period receivables of
times                    buyers and clients less end-of-period
                         contributions payable by the Participants
                         (Founders) to the Company's share capital)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Dividend share in        (end-of-year dividends on ordinary shares) /
profits, %               (end-of-year net profit less end-of-year
                         dividend on preferred shares) x 100
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Labor productivity,      (Revenues) / (Average payroll number of
thousand rubles/employee employees (workers))
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Depreciation to          (Depreciation deductions) / (Revenues) x 100
revenues ratio, %
---------------------------------------------------------------------------



2.2 The Issuer's Market Capitalization

The weighted average prices to the Company's shares during the past five years:

-------------------------------------- -----------------------------------
Ordinary shares:                       Preferred shares:
-------------------------------------- -----------------------------------
-------------------------------------- -----------------------------------
2000 - 1.07 U.S. dollars               2000 - 0.36 U.S. dollars
-------------------------------------- -----------------------------------
-------------------------------------- -----------------------------------
2001 - 0.88 U.S. dollars               2001 - 0.43 U.S. dollars
-------------------------------------- -----------------------------------
-------------------------------------- -----------------------------------
2002 - 1,24 U.S. dollars               2002 - 0.78 U.S. dollars
-------------------------------------- -----------------------------------
-------------------------------------- -----------------------------------
2003 - 2.03 U.S. dollars               2003 - 1.34 U.S. dollars
-------------------------------------- -----------------------------------
-------------------------------------- -----------------------------------
2004 - 2.14 U.S. dollars               2004 - 1.46 U.S. dollars
-------------------------------------- -----------------------------------
-------------------------------------- -----------------------------------
2005 (3 quarter) - 2.26 dollars        2005 (3 quarter) - 1.68 dollars
-------------------------------------- -----------------------------------

Since the Company's shares are listed in the Russian Trading System as Level I securities, the Company's market capitalization is calculated by multiplying the number of shares of the relevant category by the weighted average price of a share of this category based on the ten largest transactions performed through the Russian Trading System during the month immediately preceding the last month of the reporting quarter or during the last month of each fiscal year, for which the Issuer's market capitalization is reported.


Thus, the Company's market capitalization during the past five years is as follows:

         2000 - 865,061,028 U.S. dollars

         2001 - 742,787,712 U.S. dollars

         2002 - 1,092,047,502 U.S. dollars

         2003 - 1,802,978,074 U.S. dollars

         2004 - 1.783.517.685 U.S. dollars

         2005 (3rd quarter) - 2.025.784.492 U.S. dollars


2.3 The Issuer's Liabilities

2.3.1 Accounts Payable

----------------------------------------------------------------------------
              Payables description                As of September 30, 2005
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Accounts payable, thousands rubles                         12 290 482
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Including overdue payables, thousands rubles                  -
----------------------------------------------------------------------------

Rostelecom Accounts Payable as of September 30, 2005


                                                        In rubles

----------------------------------------------------------------------
Type of account payable                    Time of incurring
                                  ------------------------------------
                                      To 1 year        Over 1 year
----------------------------------------------------------------------
                                      4 836 548
 Accounts payable to buyers and
            customers
----------------------------------------------------------------------
                                                                 O
            Including overdue
----------------------------------------------------------------------
Accounts payable to                     152 736
organization's personnel
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                     -                 O
----------------------------------------------------------------------
----------------------------------------------------------------------
Accounts payable to the budget         192 483           843 031
and state non-budget funds
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                -                 O
----------------------------------------------------------------------
----------------------------------------------------------------------
Credits                                139 895           203 785
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                                  O
----------------------------------------------------------------------
----------------------------------------------------------------------
Loans, total                          1 091 918         2 311 018
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                                  O
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including bonded loans           -                 -
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                -                 O
         bonded loans
----------------------------------------------------------------------
----------------------------------------------------------------------
Other accounts payable                2 365 219          153 849
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                                  O
----------------------------------------------------------------------
----------------------------------------------------------------------
Total                                 8 778 799         3 511 683
----------------------------------------------------------------------
----------------------------------------------------------------------
         Including overdue                -                 O
----------------------------------------------------------------------


Creditors accounting for at least 10% of the Company's total payables (1 229 048 thousand rubles) as of September 30, 2005:

Full name: Closed Joint Stock Company Westelcom
Abbreviated name: CJSC Westelcom
Amount payable: 2 382 705 rubles.
Payables overdue: none as of September 30, 2005.
The Company's interest in Westelcom charter capital: 100%
The Company's interest in Westelcom ordinary shares: 100%
Westelcom interest in the Company's charter capital: 0%.
Westelcom interest in the Company's ordinary shares: 0%.


2.3.2 The Issuer's Credit History

Shown below are the Company's liabilities with respect to Agreements in force as of the Q3 2005 closing date, and earlier, with the principal thereunder accounting for at least five percent of total assets of the Company as of the closing date of the full reporting quarter immediately preceding the date of the relevant Agreement:

------------------------------------------------------------------------------------

                                                               Overdue payments of
                                                                principal and/or
Liabilities       Creditor        Amount of                      interest, days
                  (lender)        principal     Repayment date       overdue
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Loan          OJSC RTC-Leasing   2,311 million    30.09.2038             -
                                   rubles
------------------------------------------------------------------------------------


2.3.3 The Issuer's Liabilities Resulting from Security Issued to Third Parties

The Company provided no security to the third parties during the reporting quarter.

The Company has no other resulting over the reporting quarter from any security provided to third parties in form of pledge and guarantee agreements.


2.3.4 Other Liabilities of the Issuer

As of September 30, 2005, according to RAS the Company did not have any material agreements or other liabilities not shown in the accounts.

As of September 30, 2005, the Company entered in no agreements and has no other liabilities not reflected in the RAS business accounts that may significantly affect the Company's financial standing, its liquidity, sources of financing and conditions of its use, results of activities and expenses.


2.4 The Purposes and Use of Proceeds from Issuance of Securities Issues

In the fiscal quarter OJSC Rostelecom made no securities placements and obtained no money or receivables resulted from such placements.


2.5. Risks  In  Connection   With  The  Purchase  Of  Placed  Issue   Securities
     (Securities Being Placed)

Economic risks and risks of the Company's economic activity are related to the stability of the world economy, the country's economic situation, and Russian state economic reforms. Risks of liquidity, financial independence, dependence on equipment suppliers, and infrastructure depreciation are managed by means of detailed analysis of the Company's financial economic activity, through property insurance and supplier selection tenders.


2.5.1. Industry Risks

There is a possibility that the Company may be unable to maintain its dominant position in Russia's telecommunications market due to the liberalization of long-distance telecommunication services market, the increasingly tough competition and rapid changes in technology.

The RF Government resolution No. 310 dated May 18, 2005, approved the Rules of Providing the Services of Local, Intra-Zone, Long-Distance and International Telephone Communications, which were initially to become effective from 01.07.2005, however, the RF Government resolution No. 408 dated June 30, 2005, postponed their enactment till 01.01.2006. The enactment of these Rules will exert a significant influence on the status of the telecommunications RF market and conditions of communications operators' work, including the Company. To evaluate at present the consequences of similar changes does not seem possible.

Apart from the Company, there are several other operators in Russia that have primary network facilities of their own. Alternative operators, such as TeliaSonera International Carrier Russia, Rascom, and TransTeleCom use fiber optic lines (FOL) of their own.

The role of alternative operators is particularly noticeable in the most profitable market segments: mobile communications and data transmission. The high level of mobile operators' penetration into the regions should also be noted. Alternative operators are oriented to the most profitable sector - corporate clients and have an opportunity to pursue more flexible tariff policy compared to traditional operators. Alternative operators continue to advance into regional markets intensifying the competition throughout the territory of the Russian Federation. Therefore, any reduction of traffic through the Company's networks and a lowering of outgoing international call rates in the two cities driven by harsher competition may significantly affect the Company's performance.

According to to the Rules of Connection of Telecommunications Networks and Their Interaction, approved by the RF Government on March 28, 2005, and to become effective from January 01, 2006, to obtain a license to provide telecommunications services an operator will have to ensure its presence in all regions of Russia, and 8 operators have already received from the Federal Service for Supervision in the Sphere of Communications licenses to provide telecommunications services in Russia. However, the date of actual beginning of providing telecommunications services by these operators is not yet known and depends on the technical readiness of the licensee companies.

The practice of using the approved Rules of Connection of Telecommunications Networks and Their Interaction will form in the near future, therefore as of now it is somewhat difficult to predict the effect of their adoption on the results of Company activities.

The inconsistent policy of government regulation pursued in Russia's telecommunications market, in particular, regulation of the VoIP segment as well as cross-subsidization of communications services which leads to ill-balanced tariffs for those services, both domestically and internationally, may cause the Company's partners to change service consumption patterns or to use lower-priced services of competitors, which may impair the Company's incomes.

The Company's success as a leading player in Russia's telecommunications market will depend on the improvement of its tariff policies and adoption by the Government of the telecoms market-regulation laws to meet the interests of the market operators and to provide equal business environment for all of them.

The uncertain scope of government regulation in Russia may lead to changes in laws and other regulatory acts involving the telecommunications sector which may cause negative consequences for the Company's business operations.

The Company's operations are regulated and supervised, by the Russian Federal Anti-Monopoly Service and the Federal Tariff Service. The basic effective laws governing telecommunications in Russia are the Federal Law on Communications dated June 18, 2003, and the Federal Law on Natural Monopolies dated August 17, 1995, as amended. The new Federal Law on Communications contains a large number of references to the by-law (subordinated) regulations. In this view the key problems of telecommunication market, which could be settled by the Law, are to be regulated under the legislative acts of Russian Government and Authorities for the communication sector. Effective regulations do not clearly specify interaction between the two laws, which can lead to the adoption of mutually contradictory resolutions and decisions. It needs to be pointed out that the passage of the new law on telecommunications market has not resolved all existing discrepancies.

Current legislation grants certain powers to the state in regulating activities of natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies and the Law on Competition and restriction of monopoly activities also regulate the specified types of contracts/transactions performed by a regulated company.

Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Federal Anti-Monopoly Service and other Authorized Governmental Bodies. The Russian government may exercise its powers to set tariffs (the Federal Tariff Service) or require that the Company enter into certain contracts. Any of those factors may affect the Company's operations, financial condition, and operating results.

As the main provider of long-distance communications services in Russia, the Company's activities are subject to regulation under the above-mentioned Law on Communications and under other Russian laws. Although the Company uses its best efforts to comply with applicable laws, decrees, and regulations, one can never be certain that future government audits will not reveal violations of those laws, decrees, and regulations and that the Company will be able to remedy such violations during the grace periods for meeting obligations set by government authorities, or that government audit findings will not lead to fines or even tougher sanctions, such as suspension or revocation of licenses and other permits. Such actions may increase the Company's expenditures and negatively affect its operations and financial performance.

The Company's operations are subject to licenses and permits issued, or to be issued, by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification. The uncertainty of government regulation concerning the Company's license holding and extension thereof and telecommunications equipment certification may lead to situations whereby the Company may find it difficult or even impossible to maintain or extend its licenses, or to import and use such equipment.

Another risk is that the Company may lose a certain segment of the telecommunications market if competitors introduce new technologies, which may expand its clients' telecommunications capabilities or significantly reduce their costs.

To maintain its market share and remain competitive the Company must continue to take into account and use the rapidly developing technologies and introduce cost-competitive services, which meet the constantly changing industry standards.


2.5.2 Country and Regional Risks

The Company's operations may be negatively affected by changes in Russia's political and social sphere and the related uncertainties. During the past decade, substantial policy changes have taken place in connection with a transition from the socialist-era centralized command political system to a pluralistic market-oriented democracy. While numerous changes have been implemented in those years, there are still no guarantees that the political and economic reforms required to complete the transition will continue or be successful.

At present instead of the former six types of federal authorities (ministries, committees, services, commissions, overseeing bodies and agencies) there are three levels of federal bodies: ministries, services and agencies reporting directly to the ministries or to the chairman of the Government. Besides, some of federal authorities report to the President, the others - to the Russian Government. The ministries are granted the functions of determining governmental policy in respect of relevant sectors they regulate and adopting normative legal acts on the basis of federal laws and acts of the President and Russian
Government; the services were vested with control and supervision functions in relevant sectors and with powers to issue legal acts not containing generally applicable rules; and the agencies are assigned duties to manage state property and render governmental services. Furthermore, in events set by Presidential Decrees or Statements of the Russian Government federal services and agencies can be granted function of normative legal acts regulation.

The currently existing structure of executive authorities responsible for regulation of the telecommunications sector comprises six bodies: the Ministry of Information Technologies and Communications of the Russian Federation, the Federal Service on the Oversight in the Sector of Communications, the Federal Agency of Information Technologies, the Federal Agency of Communications, the Federal Antimonopoly Service and the Federal Tariff Service.

There is no certainty that the separation of law making and law enforcement functions through the creation of the above federal bodies will be a success. The more complex structure of control over the telecommunications industry, including the greater number of bodies authorized to regulate the communications market, may complicate the normal functioning of the newly created bodies, and in the long-term perspective may lead to complicated interaction between the telecommunications market participants and public authorities.

Disagreements among federal, regional, and local authorities and other conflicts may create an unstable business environment, which would impair the Company's long-term planning potential and hinder investment in Russia, thereby affecting the value of the Company's securities. Besides, there are ethnic, religious, and social differences leading, from time to time, to tensions and, in some cases, terrorist attacks and even armed conflicts.

The Company's plans and strategies may be adversely affected by the failure of the Russian Government and its agencies to provide reliable official statistics. Official statistics and data published by Russia's federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or information in Russia. In Russia, official statistics may be based on data differing from those used in the West. The lack of reliable statistics on major trends in the Russian economy may adversely affect the Company's long-term planning and implementation of its investment plans.


2.5.3. Financial risks

Financial risks represent an objective effect of functioning of any company in Russia and worldwide, although some risk characteristics are determined by personal management decisions. The main evaluation criterion, i.e. the risk level, is a subjective one.

In our opinion, the Company is exposed to the following financial risks (the following represents a list of risks the Company is likely to be exposed in the present economic circumstances):


1.   Inflation Risk

The inflation risk reflects the probability of value lost of capital and revenues in respect of money purchasing power reduction at a rate faster than their growth due to inflationary devaluation of money.

Recent years the inflation rate has had a tendency for decreasing. Thus in the year of the inflation rate amounted to 20.2%, in 2001 - 18.6%, in 2002 - 15.1%, in 2003 - 12%,in 2004 - 11.7%, and for the period since January 01, 2005 till September 2005 - 8,6%. Upon results of 2005 year the inflation rate amounted to 10%

However, taking into account the key world economic indicators and tendencies as well as Russian political and economic factors the stability of Russian economy and absence of inflation processes could hardly be predicated with the high level of confidence.

The major part of revenues and expenses of the Company is nominated in Russian rubles (RUR), so inflation can affect the expected returns of the Company as a result of decreasing purchasing power of money.

In order to minimize the inflation risk the returns on the Company's investments should exceed the expected rate of inflation.

2.   Exchange Rate Risk

As the Company is engaged in foreign economic activities, some of its assets (e.g. accounts receivable from international telecommunications operators) and liabilities (e.g. accounts payable to international telecommunications operators and other organizations as well as the major part of credit commitments) are denominated in foreign currencies.

The Company may therefore be exposed to the exchange rate risk representing the a possibility of losses on exchange rate fluctuations.

Should foreign currencies appreciate against the Ruble, the Company will incur extra losses when redeeming its liabilities. At present the Company applies no FOREX market to hedge the exchange rate risk.

The Federal Law of the Russian Federation "On Currency Regulation and Currency Control" (the "New Currency Control Law") effective since summer 2004 provides restrictions for a number of currency operations using special accounts, and a requirement of money depositing in amount of 20-100% for the period from 2 months to 1 year accordingly to the type of capital flow operation. The more liberal regulations of named low will adopt only in 2007 year. To assess in full measure the legislation changes consequences can be hardly at present.

3.   Liquidity Risk

Liquidity risk is an inability of the Company to redeem its liabilities and the occasion of possible losses from decreasing quality and disposal value of assets (decreasing of assets liquidity).

In February of 2005 the international rating agency Standard and Poor's upgraded the credit rating of the Company from B to B+ with stable outlook.

S&P commented in its report that the change in rating reflects the Company's reduced exposure to financial risk and improved market position and business performance. The Company has benefited from an improved financial position, thanks to declining debt levels and continuing growth of long-distance traffic.

The stable outlook reflects Standard & Poor's expectations that Rostelecom will sustain its sound and improving capital structure and cash flow generation in the near to medium term.

At present, by Standard & Poor's estimate that OJSC Rostelecom has achieved the stable liquidity position regarding to low debt level and substantial cash balances due to positive cash flows from operating activities.

However the liquidity risk is related to other types of financial risks, negative influence of which may decrease the Company's solvency.

4. Credit risk

The credit risk arises when service consumers and other counterparties of the Company cannot meet their liabilities in the full measure as of the exact date or on any other.

Although the Company has an efficient system of accounts collecting this type of risk can affect it. In past years and now the Company may not avoid the payment delays of some non-profit state organizations, state ministries, state departments and some international operators.

Besides, the Company allocates available cash assets into bank deposits, promissory notes and other financial instruments. The banking sector in Russia becomes stable and expanses actively, but still there is a probability of default on bank deposits, certificates of deposit and issued debt instruments.

5.  Interest rate risk

Interest rate risk arises from an unexpected probability of interest rate fluctuations at the financial and money markets (deposit interest rates, credit interest rates, securities interest rates). In addition to inflation factor the risk of interest rate change is determined by financial market conditions, available money supply and other factors.

Interest rate risk may affect the Company's credit policy, short-term financial investments and other financial operations.

6.  Tax risk

The process of tax system reforming in Russian Federation raises level of tax risk for the Company. The tax reform is being implemented through continuing amendments of tax legislation. Frequently, these amendments are not well drafted and allow varied interpretation that can affect the Company's activities and future revenues.

This type of financial risk is related to the uncertainty of new tax regulations, tax rate increasing, base of tax assessment widening, existing tax benefits abolition, changes in tax repayment scheme.

Tax risk being an unpredictable event for enterprises may have a material effect on the financial solvency and business results of the Company.


2.5.4. Legal Risks

Risks associated with Russia's legal system include: (1) potential dependence of the judiciary on various economic, and political factors; (2) inconsistencies of legislation and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges' interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

Russian  laws  governing  issues  of  ownership,   corporate   governance,   and
supervision of Russian companies' operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts..

Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, currency control, labor relations, state registration of legal entities, currency regulation, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia's legal system is rapidly developing, sometimes at variance with the market development trends, - all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company's ability to exercise its rights and to protect itself from third-party claims.

Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences.

All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

The enactment of the new version of the Federal Law on Licensing Certain Activities, which became effective in 2002 (last changes were 02.07.2005), and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company. These uncertainties and licensing authorities' inconsistent behavior in this sphere may adversely impact the Company's ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company's complaints against licensing bodies' unlawful actions.

At present in accordance with the decree of Russian Government No. 318 dated June 30, 2004, the Federal Service on the Oversight in the Sector of Communications was granted with the function of licensing in telecommunication sector. On February 18, 2005, by the decree No. 87 the Russian Government set the list of licensed telecommunication services and the lists of requirements to comply providing the relevant services. As a result the licensing procedure was facilitated, but at the same time operators will be able to render services in accordance with these licenses only after complying with the specified technical requirements.

Uncertainties regarding interpretation of Russia's new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. At present, however, a reform is under way to improve and simplify Russia's tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

The ambiguity of some new Russian laws on securities and corporations may lead to heavy penalties and repression, despite companies' commitment to comply with the law. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies' activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets. The Company's shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars.

At present the control and supervision functions on securities market activities of former Federal Commission for the Securities Market (FCSM) were transferred to the newly established Federal Service for the Financial Markets (FSFM), which has wider-ranging power than the FCSM. In compliance with the Statement on FSFM it's authorized to adopt normative legal acts in relevant sector.


Ownership of paperless shares of Russian joint-stock companies is created by registration in a share register and is certified by an extract from this register. The Russian Federation Federal Commission for the Securities Market has issued directives on registrar licensing and operating regulations. But in practice, those directives and regulations are not strictly followed, or, conversely, registrars use their powers to enforce requirements of their own. However, failure to comply with those directives and regulations might deprive a registrar of the license by FCSM, and as a result, the shares of the relevant company will stop being traded in all the stock exchanges. As FCSM was abolished, there is no certain in regulation methods of the abovementioned issues, but it is clear it will be a function of FSFM. However, in the absence of a centralized and closely regulated share registration system in Russia, share transactions may be registered in an incorrect or inaccurate manner and share registration records may be lost through fraud, neglect, or manifest error on the part of the registrar.


2.5.5. Risks Related To The Issuer's Operations

The Company is facing risks in dealing with end users in Moscow - the only region of Russia where Rostelecom deals with end users directly, providing long-distance and international telecommunications services and billing the clients. Competition is tough in the Moscow telecommunications market, especially in the corporate client segment. The Company's share of the corporate client market segment in Moscow has been shrinking, and so has the relevant income. Although in 2004 the Company was able to retain its revenues (in dollar equivalent) at the level of 2003, there is no guaranty that the Company may not fail to maintain its share of the Moscow market. Besides, Rostelecom is facing the problem of unauthorized access to its communications network in Moscow; as a result, there is a risk that a portion of the client bill amounts may never be recovered. If the income of the Company's Moscow branch continues to shrink, that would considerably impair the Company's performance. Furthermore in the framework of long-distance telecommunications market liberalization the Company will be exposed to risk that another long-distance telecommunication operator will begin to render services in mass end-users market through the network of local operator - OJSC MGST, as Rostelecom does. That may significantly decrease the Company's market share.

The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it, including, in particular, intelligent network services and integrated services digital network operations
(ISDN). If market demand for those services does not increase as rapidly as expected, the Company's ability to further grow its income may be limited. Also, if the Company does not develop and market the services in a timely manner, it may fail to benefit from the increased demand for them.

The Company is exposed to risks in recovering receivables, for it has faced and continues to face considerable delays in receiving payments from some government-funded organizations and ministries and from some international operators. If payments are delayed by regional companies and bad debts owed to the Company increase to a significant level, this may considerably impair the Company's operations, financial conditions, and performance.

The Company's operations depend on timely availability of equipment, repair parts, after-sales service and repair support. At present, the Company equipment and repair parts from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co., Ltd. and Ericsson Nikola Tesla. The Company's operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly. The same risks can arise in case of failure in after-sales service or repair support.

The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates.

Although the Company does have equipment to provide backup capacity to cover operating failures, its communications network is still exposed to a number of risks, some of which are beyond the Company's control, namely:

o    damage of equipment that may be caused by a fire;

o    electricity supply interruptions;

o    acts of God, and

o    military operations and acts of terrorism.

Any failure of the Company's communications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company's operations, financial condition and performance. The Company's performance also depends on its ability to integrate new technology and processes into the existing communications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company's interconnection problems that clients may encounter would damage the Company's reputation, reduce the number of clients and decrease profits and lead to financial losses.

The Company's operations would be considerably impaired if it lost some of its key managers. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives' personal connections and relationships are important for the Company's overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company's operations, financial condition, and performance.

At present, the Company appears to be a party in the number of court hearings concerned with its current operations and undesirable decision risk of which doesn't exceed the usual for such activities.


III. DETAILED INFORMATION ON THE ISSUER

3.1. The Issuer's Establishment and Development

3.1.1. The Issuer's Corporate Name

Previous name:
Full name: Joint-Stock Company Open-Type Long-Distance and International Telecommunications Rostelecom.
Abbreviated name: OTJSC Rostelecom
Validity period:  from 23.09.1993 to 26.08.1997

Current name:
Full name: Open Joint-Stock Company Long-Distance and International Telecommunications Rostelecom
Abbreviated name: OJSC Rostelecom
Validity period: from 26.08.1997 till present
Grounds for change: bringing of founding documents of the Company in conformity with changes in the legislation on joint-stock companies.

The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services:
class 35 - export and import operations;
class 36 - real property leasing, intermediary services, capital investment, financing, lending operations;
class 37 - construction and repair operations;
class 38 - communications.
Country: Russian Federation.

The trademark was registered with the State Register of Trademarks and Service Marks on April 10, 1995 (certificate (1)125190).

The validity period of the certificate was extended till March 15, 2014.

Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities - long-distance and international telephone communications.

Registered   with  the  USSR  State   Register   of   Trademarks   on  March  6,
1985.Notification of April 21, 2004 No. 42/10-spr-31236 the validity period of the trademark (certificate #77120) was extended till October 29, 2014.

3.1.2. State Registration of the Issuer

Date of state registration: 23.09.1993
State registration certificate number: 021.833
State registering body: State institution The Moscow Registration Chamber. The primary state registration number of legal person: 1027700198767.
Date of registration: 09.09.2002
Name of registering body: Russia's Ministry of Taxes and Levies, Moscow Department.


3.1.3. Issuer's Establishment and Development

The Company carries out its operation activities since the date of state registration on September 23, 1993, till present. The Company was established for an uncertain period of operation.

Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union's collapse in December 1991, the composition of Sovtelecom's shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia's telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia's communications sector. The guidelines for the privatization of Russia's long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter "GKI") dated December 30, 1992 (hereinafter, "Order No. 1302-r"). In accordance with Order No. 1302-r, Russia's state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom's charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom's ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company's charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

In 1993-1994, another 14.1% of Rostelecom's charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom's Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom's shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by Russian Federation State Committee for State Property Management Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom shareholders in January and November 1995, respectively. The relevant version of Rostelecom's Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 officially reaffirmed Rostelecom's status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

At present, the Company offers the services of long-distance and international telecommunications throughout Russian territory on the ground of License No. 29777 issued by the Ministry of Communications as of December 11, 2003.

In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) - a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia's telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

On February 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange. On October 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

On February 17, 1998, Rostelecom's ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

In June 1999, the general meeting of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by acceding MMT to Rostelecom. Following the completion of the accession procedure, a new version of the Company's Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company's reorganization and legal succession to all the rights and obligations of OJSC MMT that acceded to it.

To accommodate the reorganization, the Decision on issue of Rostelecom's shares was adopted by Rostelecom's Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the general meeting of the Company's shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1,
1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. The Company's additional ordinary shares were placed by way of conversion of the MMT's ordinary shares into ordinary shares of Rostelecom, and the Company's preferred shares were placed by way of conversion of the MMT's preferred shares into them.

Following the completion of the additional share placement procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16,
1999)  and  of  Class  A  preferred  registered  shares  (registration   number:
2-02-00124-A of August 16, 1999) of Rostelecom).

On September 9, 2003, as per Russian Federation Federal Commission for the Securities Market Order No. 03-1915/r, Rostelecom shares were consolidated as follows:

o the state registration numbers previously assigned to the issues of Rostelecom's ordinary registered paperless shares - 73-1-P-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

o    the  state  registration  numbers  previously  assigned  to the  issues  of
     Rostelecom's preferred registered paperless shares - 73-1-P-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

On July 11, 2003, Rostelecom ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

As a result of changes in the procedures of securities trading at the St. Petersburg Stock Exchange Rostelecom ordinary shares were delisted from it on November 24, 2004.

On November 23, 2004, ordinary and preferred shares of OJSC Rostelecom began to be traded at OJSC Stock exchange RTS without listing procedure. In March 2005 the Company's ordinary and preferred shares were included on the basis of listing agreement into the Quoting list A1 with OJSC Stock exchange RTS. On August 2005 preferred shares OJSC Rostelecom were exclude from the Quoting list A1 OJSC Stock exchange RTS and moved to the section "Securities listed stock, but not included in Quoting lists".

On December 31, 2004, an agreement was concluded with CJSC MICEX Stock Exchange, on the basis of which the ordinary and preferred shares of OJSC Rostelecom are listed in the Quoting list A of level one.

At present, Rostelecom's outstanding share capital amounts to 2,428,819.4725 RUR and consists of 728,696,320 ordinary registered paperless shares and of Class A preferred registered shares with a face-value of 0.0025 RUR each. The Charter of the Company (version No. 6) permits an additional issue of 905,330,221 ordinary shares and of 531 Class A preferred shares with a face-value of 0.0025 RUR (authorized shares). According to the Company's Charter the Board of Directors of the OJSC Rostelecom is authorized for additional public offerings of ordinary shares in case if the number of allocated shares does not exceed 25% of the outstanding shares..

According to OJSC Rostelecom Charter, the main objective of the Company is satisfaction of demands of the population, economic operators, public authorities, other state bodies of the Russian Federation and other consumers of telecommunication services of information transmission along the long-distance and international telecommunications channels, radio broadcasting and television, data transmission and the pursuit of profit.


3.1.4. Contact Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 5 Delegatskaya St., Moscow 127091.


       The Company's General Executive Board:
       Address: 14, 1st Tverskaya-Yamskaya St., Moscow 125047
       Phone: +7 (095) 972-8283
       Fax: +7 (095) 787-2850
       E-mail: info@rostelecom.ru
       Web site: http://www.rt.ru

       Investor Relations Department and Public Relations Department:
       Address: 14, 1st Tverskaya-Yamskaya St., Moscow 125047
       Phone: +7 (095) 973-9920
       Fax: +7 (095) 787-2850
       E-mail: rostelecom@rostelecom.ru
       Web site: http://www.rt.ru/icenter

       Corporate Secretary and Corporate Department:
       Address: 14, 1st Tverskaya-Yamskaya St., Moscow 125047
       Phone: +7 (095) 973-9921
       Fax: +7 (095) 787-2850
       E-mail: rtkm@rostelecom.ru
       Web site: http://www.rt.ru/icenter


3.1.5. Taxpayers's Identification Number (TIN)

7707049388


3.1.6 Issuer's Branches and Representative Offices

The Company has the following branches:

North-Western Branch
Opened: on September 23, 1993
Location: 15 Dostoyevskogo St., St. Petersburg 191002
Mailing address: 15 Dostoyevskogo St., St. Petersburg 191002
Head of Branch: Yevgeny Vladimirovich Gerasimov
Power of attorney expires on March 5, 2006


Volga Region Branch
Opened on September 23, 1993
Location: 292 Sadovaya St., Samara 443001
Mailing address: 292 ul. Sadovaya St., Samara 443001
Head of Branch: Igor Vladmirovich Rybnikov
Power of attorney expires: on March 5, 2006


Siberian Branch
Opened: on February 5, 1993
Location: 33 Vtoraya Soyuza Molodezhi St., Novosibirsk 630122
Mailing address: 33 Vtoraya Soyuza Molodezhi St., Novosibirsk 630122 Head of Branch: Anatoly Ivanovich Parfyonov
Power of attorney expires: on October 20, 2006


Southern Branch
Opened on February 5, 1993
Location: 152 Pushkinskaya St., Rostov-na-Donu 344006
Mailing address: 152 Pushkinskaya St., Rostov-na-Donu 344006
Head of Branch: Alexander Leonidovich Afanasiev
Power of attorney expires on December 23, 2007


Urals Region Branch
Opened: on February 5, 1993
Location: bld.4a, Asbestovsky lane, Yekaterinburg 620067
Mailing address: bld.4a, Asbestovsky lane, Yekaterinburg 620067
Head of Branch: Gennady Viktorovich Chernavtsev
Power of attorney expires: on September 09, 2007


Far-Eastern Branch
Opened: on February 5, 1993
Location: 23 ul. Pushkina, Khabarovsk 680000
Mailing address: 23 Pushkin St., Khabarovsk 680000
Head of Branch: Alexsey Alekseevich Grabkov
Power of attorney expires: on August 26, 2008


Central Region Branch
Opened: on January 1, 2002
Location: 17 (bldg 1) Tretya Khoroshevskaya St., Moscow 123298
Mailing address: 17 (bldg 1) Tretya Khoroshevskaya St., Moscow 123298 Head of Branch: Viktor Vladimirovich Iudin
Power of attorney expires: on November 17, 2007


Training Center (UPTs RT)
Opened: on August 26, 1997
Location: Village Bekasovo, Naro-Fominsk District, Moscow Region 143380 Mailing address: Village Bekasovo, Naro-Fominsk District, Moscow Region 143380 Head of Branch: Olga Viktorovna Zaitseva
Power of attorney expires: on November 28, 2006


Mezhdugorodny i Mezhdunarodny Telefon (MMT)
Opened: on September 23, 1993
Location: 30 . Goncharnaya St., Moscow 109172
Mailing address: 30 Goncharnaya St., Moscow 109172
Head of Branch: Igor Alekseevich Kalugin
Power of attorney expires: on March 5, 2006


The Company has the following representative offices:

Representative Office in Geneva, Switzerland
Opened on May 14, 1999
Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Mailing address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Head of the Representative Office: Alexander Ivanovich Kushtuev
Power of attorney expires: on June 10, 2005.

Representative Office in Yerevan, Republic of Armenia
Opened on April 11, 2002
Location: 28 ul. Nalbandiana, Yerevan 375010
Mailing address: 28 ul. Nalbandiana, Yerevan 375010
Head of the Representative Office: not appointed
Power of attorney: not issued.


3.2 Issuer's Principal Operations
3.2.1 Issuer's Field of Business

The Company's main activity code according to the OKVED classification (the National Classification of Economic Activities) is: 64.2 Telecommunications.


3.2.2 Issuer's Principal Operations

OJSC Rostelecom is Russia's national telecommunications operator and principal provider of international and long-distance communications services. Rostelecom occupies the leading positions in the telecommunications market and transfers the bulk of long-distance and international traffic in Russia, providing services  to Russian  operators,  including  all the 7  interregional  companies
(IRC), alternative operators, and mobile phone communications operators throughout Russia.

Local operators, including interregional companies, invoice their clients for outgoing long-distance and international calls, and the Company invoices the operators for traffic volume.

At present, OJSC Rostelecom has the exclusive rights to terminate incoming international voice traffic from foreign operators. "Rules of telecommunications networks connection and interaction" approved by Government Resolution in March, 2005, "Rules of rendering local, intrazone and international telephone communication services" approved in May, 2005, as well as, a number of other documents governing telecommunications operators interaction procedure that are in the process of approval, will change the system of mutual settlements between local networks operators and long-distance networks operators. Introduction of these documents into effect is postponed until January 1, 2006.

In Moscow, Rostelecom renders long-distance and international telecommunications services to end users through the local operator's access network and invoices the users directly. Besides, Rostelecom provides telecommunications services to various state-owned and state-funded organizations, enterprises, and agencies throughout Russia and maintains the operation of ground networks of most television and radio broadcasting companies. Rostelecom has introduced and is developing quite a few new services, which substantially complement its existing international and long-distance telecommunications services. The Company also provides multimedia communication services and leases out digital communication channels.

Rostelecom's major markets are:

-    the international telecommunications operators' market;

-    the Russian market of established and alternative local operators;

-    the Russian communications services end users' market in Moscow.

The demand for Rostelecom's services can be described as stable, without any significant seasonal fluctuations. Any appreciable fluctuations in demand for telecommunications services occur on certain dates, such as public holidays. However, the wide range of services provided by Rostelecom stabilizes the Company's revenues despite of fluctuations in demand for single segments.

Information about the Issuer's income for the reporting quarter broken down by main business activities, in absolute and percentage terms, is noted below.


----------------------------------------------------------------------
                                   3rd quarter of    3rd quarter of
                                        2005              2004
----------------------------------------------------------------------
----------------------------------------------------------------------
  Revenue for the fiscal year,       10 260 819        9 634 039
  thousand RUR
----------------------------------------------------------------------
----------------------------------------------------------------------
  Revenue from the operation
  activities
  (telecommunication                 10 140 209        9 519 157
  services), thousand RUR
----------------------------------------------------------------------
----------------------------------------------------------------------
  Operating revenue margin, %           99%               99%
----------------------------------------------------------------------
----------------------------------------------------------------------
  Operating revenue change, %           107%              123%
----------------------------------------------------------------------

During the reporting period Company's operating revenue has increased by 7% agains the similar period of the previous year due to increase of scope of the rendered services and tariff changes on rendered services.


3.2.3 Principal Products (Works, Services)

The main services  provided by the Company are  long-distance  and international
traffic   transit   services   and  leasing  out   communications   channels  to
telecommunications operators.


Long-distance traffic
                                                   3rd quarter of 2005

Products (works, services) sales revenue,               4 412 918
thousand rubles
% of total revenue                                          43

Note: Estimated volume of long-distance traffic
:  2 355 762 thousand minutes


International traffic                              3rd quarter of 2005

Products   (works,   services)   sales  revenue,        3 592 250
thousand rubles
% of total revenue                                          35

Note: Estimated volume of international
traffic: 974 651 thousand minutes


Channel leasing                                    3rd quarter of 2005

Products   (works,   services)   sales  revenue,        1 541 927
thousand rubles
% of total revenue                                          15


General cost structure of the issuer:


                         Cost items                                            3rd quarter of 2005

                                                                Long-distance      International        Channel
                                                                   traffic            traffic           leasing
  Feedstock and materials, %                                        1,33               0,63              3,58
  Components and semi-finished products purchased, %                0,00               0,00              0,00
  Contracted production services, %                                 58,09              73,94             14,11
  Fuel, %                                                           0,43               0,18              1,48
  Electricity, %                                                    0,34               0,21              1,07
  Wages and salaries, %                                             21,42              11,64             45,50
  Loan interest, %                                                  0,00               0,00              0,00
  Rents, %                                                          0,56               0,29              1,09
  Social fund deductions, %                                         2,37               1,32              6,25
  Fixed asset depreciation, %                                       9,05               6,64              15,83
  Tax-deductible costs, %                                           0,09               0,07              0,43
  Other costs (specify), %                                          6,33               5,08              10,67
  Amortization of intangible assets, %                              0,00               0,00              0,00
  Innovation remuneration, %                                        0,00               0,00              0,00
  Mandatory insurance premiums, %                                   1,83               1,87              1,74
  Entertainment costs, %                                            0,04               0,03              0,04
  Other costs, %                                                    4,46               3,18              1,96
  Total production and selling costs, %                            100,00             100,00            100,00
  For reference: Products (works, services) sales revenue to                         143,99
  production costs ratio, %


Calculations cited in this section of the quarterly report have been made in accordance with the Russian Accounting Standards.


3.2.4. Raw materials and Issuer's suppliers

The  Company's  main  business  activity  is  provision  of   telecommunications
services. Therefore no raw materials are required.

As of September 30, 2005 the Company has suppliers (pursuant to the agreements in force on the last day of the 3rd quarter of 2005) accounting for at least 10% of total supplies of basic process equipment:

Full official name: Sumitomo  Corporation
Location:  Japan
Share in the overall deliveries volume : 31%

Full official name: Huawey Tech.  Investment Ci., Ltd.
Location:  China
Share in the overall deliveries volume: 24%

79% of basic process equipment is imported. However, Rostelecom's principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers' obligation to manufacture and provide maintenance support for a long period of time.


3.2.5 Target Markets For The Issuer's Products (Works, Services)

The Company is Russia's largest fixed telecommunications operator. It owns an up-to-date digital telecommunications network covering almost the entire territory of Russia. In all the regions, except Moscow, the Company is an operator for operators, providing them with a full range of trunk network services and incorporating Russian operators' networks into a single transnational network. In Moscow, the Company provides international and long-distance telecommunications services to end users, using the local operator's infrastructure, and invoices its users directly.

On expert opinion, after the 3rd quarter of 2005 the Company retained its leading positions in the long-distance communications market, including:

o  the Company handles 70% of Russia's long-distance traffic, in physical terms;
o the Company handles 64% of Russia's outgoing international traffic, in physical terms;
o the Company handles 61% of Russia's incoming international traffic, in physical terms;
o the Company handles 45% of Moscow end-users' long-distance and international traffic (including subscribers of MGTS, alternative and cellular communications operators), in physical terms.

The Company has no consumers accounting for 10% or over of total sales, as of September 30, 2005.

In the regional and alternative operators' traffic market, a negative role is played by the rapid development of "voice-over-IP" (VoIP) operators, taking advantage of gaps in existing legislation and circumventing industry regulations. Besides, VoIP operators' tariffs are not regulated. Therefore, long-distance and international traffic gets refilled into data transfer networks.

Apart from the above, the share of long-distance traffic in fixed telecommunications networks is affected by the development of cellular communications, which leads to a redistribution of traffic to mobile networks, due to the nature of the product and its price.

To address these adverse factors, Rostelecom is pursuing active marketing policy, is working to optimize its tariff policies and is taking an active part in improving industry regulations.


3.2.6. Licenses Held By The Issuer

The Company holds the following licenses:

License number: D 389664 GS-1-99-02-26-0-7707049388-007353-1
Issue date: October 23, 2003
Expiry date: October 31, 2008
Issued by: The Russian Federation State Committee for Construction
Activity: designing of buildings and facilities

License number: D 389663 GS-1-99-02-27-0-7707049388-007354-1
Issue date: October 31, 2003
Expiry date: October 23, 2008
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: 8701
Issue date: October 17, 1997
Expiry date: November 01, 2005
Issued by: The Russian Federation State Committee for Communications
Activity: provision of local telephone communications services

License number: 29777
Issue date: December 11, 2003
Expiry date: December 11, 2013
Issued by: The Russian Federation Ministry of Communications
Activity: provision of long-distance and international communications services

License number: 29778
Issue date: December 11, 2003
Expiry date: December 11, 2013
Issued by: The Russian Federation Ministry of Communications
Activity: provision of channel leasing services

License number: 3136
Issue date: August 16, 1996
Expiry date: October 01, 2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3137
Issue date: August 16, 1996
Expiry date: October 01, 2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3138
Issue date: August 16, 1996
Expiry date: October 01, 2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of cellular radio telephony services

License number: 3226
Issue date: May 15, 1997
Expiry date: May 15, 2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telematic services

License number: 3227
Issue date: May 15, 1997
Expiry date: May 15, 2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of data transfer services

License number: 27895
Issue date: September 05, 2003
Expiry date: September 05, 2008
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telegraph telecommunications services

License number: 31540
Issue date: May 10, 2005
Expiry date:  June 17, 2009
Issued by: Federal Audit Communication Service
Activity: provision of television and radio broadcasting services

License number: 32898
Issue date: July 15, 2005
Expiry date: July 15, 2010
Issued by: Federal Audit Communication Service
Activity: provision of  intraband telephone services

The Company has no grounds to expect the Company's licences not to be timely extended or to be withheld and cancelled.

Detailed  data  on   communications   licenses  are  presented  in  item  3.2.13
(Additional requirements to issuers that are providers of communications services), sub-item "Communications Licenses".


3.2.7. Issuer's Joint Operations

During the 3rd quarter of 2005, the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).


3.2.8. Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or Insurance Organizations

Not applicable.


3.2.9 Additional Requirements To Issuers That Are Mineral Production Entities

Not applicable.

3.2.10 Additional Requirements To Issuers That Are Providers Of Communication Services

a) Communications licenses

License number: 8701
Activity: provision of local telephone services
Expiry date: November 01, 2005
License terms: The Licensee is authorized to provide public switched telephone network (PSTN) local telephone services. Licensee's communications networks' total fitted capacity: 109,570 numbers.

License number: 32898
Activity: provision of  intraband telephone services
Expiry date: July 15, 2010
License terms: The Licensee is authorized to provide public switched telephone network (PSTN) intraband telephone services.on Moscow and Moscow regiom territory.

License number: 29777
Activity: provision of long-distance and international telecommunications services
Expiry date: December 11, 2013
License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

o    long-distance and international telephone services;

o providing intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services). The users and subscribers of intelligent public telecommunications network services can access it from any place of the Russian Federation territory.

License number: 29778
Activity: provision of long-distance and international telecommunications services
Expiry date: December 11, 2013
License terms: The Licensee is authorized to provide users with physical circuits, communication channels and paths for transmitting telecommunications signals, including broadcasting channels. Licensee's total voice frequency channels' capacity (main digital channels), including digital lines, should be not less than 100,000 units.

License number: 3136
Activity: provision of 900 MHz cellular radio services
Expiry date: October 01, 2006
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

License number: 3137
Activity: provision of 900 MHz cellular radio services
Expiry date: October 01, 2006
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

License number: 3138
Activity: provision of 900 MHz cellular radio services
Expiry date: October 01, 2006
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular radio network (SPS-900).

License number: 3226
Activity: provision of telematic services
Expiry date: May 15, 2007
License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

License number: 3227
Activity: provision of data transfer services
Expiry date: May 15, 2007
License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

License number: 27895
Activity: provision of telegraph communications services
Expiry date: September 05, 2008
License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

o long-distance and international telegraphic traffic transfer and handling services;
o  AT/telex network services;
o  non-category telegram transmission services.
Telegraph communications services shall be provided using the Licensee's public communication network and allocated telegraph communications network.

License number: 31540
Activity: provision of television and radio broadcasting services
Expiry date: June 17, 2009
License terms: The Licensee must provide user in accordance with this license for: to receive broadcast programs; program translation


No risk factors that could adversely effect the Company's fulfillment of liabilities resulted from licenses was found.

OJSC Rostelecom has no grounds to expect that the Company's licenses may not be timely extended or be withheld and cancelled.


b)   Communication Networks

OJSC Rostelecom provides international and long-distance communication services via its cable systems, radio relay communication lines and satellite channels. The trunk network's resources guarantee the transmission of all types of information. Rostelecom's digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation.


Primary communication network

Rostelecom's  primary   communication  network  is  comprised  of  trunk  cables
connected to interregional company (IRC) networks and to Rostelecom's international switching centers for making connections with foreign operators, as well as with satellite communication networks.

As of September 30, 2005, the Company's digital network comprised of 42.094 km, including 28.662 km of fiber optic lines (FOL) and 13.432 km of digital radio relay lines. The main components of the network are the powerful Moscow - Novorossiisk, Moscow - St. Petersburg, and Moscow - Khabarovsk FOLs, as well as digital radio relay lines Moscow - Saint-Petersburg, Moscow - Khabarovsk, Perm - Yekaterinburg, Tyumen - Surgyt, Samara - Orenburg and a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is withdrawing its analog transmission lines from service. In the perod 2001 to 2005, more than 37 thousand km of analog communication cables were withdrawn from service.

The table below presents a list of the trunk lines comprising Rostelecom's primary network as of September 30, 2005:

-------------------------------------- --------------------- --------------- ----------------- ------------
                Line                       Type of line       Length (km)      Transmission     Number of
                                                                               speed (Mbps)     channels
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow-Khabarovsk                      Digital radio relay           7.992           6 x 155       11.340
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow-Novosibirsk                         Fiber optic               3.972         9.953 x 2      241.920
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow-Yekaterinburg                       Fiber optic               2.400             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow-St. Petersburg                      Fiber optic               1.163         9.953 x 2      241.920
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Nakhodka-Naoetsu-Pusan                   Submarine fiber             1.762               565       15.120
                                              optic
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Nakhodka-Khabarovsk                        Fiber optic                 897           2 x 622       15.120
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Kingisepp- Albertslund                   Submarine fiber            1.274*           2 x 565       15.120
                                              optic
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Kingisepp-St. Petersburg                 Suspended fiber               191           2 x 622       15.120
                                              optic
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
St. Petersburg-Kingisepp-Moscow        Digital radio relay             923           3 x 140        5.760
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Novorossiisk-Istanbul-Palermo            Submarine fiber       3.564(664*)               565       15.120
                                              optic
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
St. Petersburg-Finland                     Fiber optic               197**               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Kingisepp-Tallinn                          Fiber optic                26**             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow-Novorossiisk                        Fiber optic               1.653       9.953+2.488      151.200
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
                                         Submarine fiber           1.224,7             2.488       30.240
Novorossiisk-Varna- Carolina Bugas            optic
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Novorossiisk-Sochi-Poti                  Submarine fiber               425             2.488       30.240
                                              optic
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Khabarovsk-Harbin (PRC)                    Fiber optic               150**               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Perm-Yekaterinburg                     Digital radio relay             565           2 x 155        3.780
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Perm-Yekaterinburg                         Fiber optic                 382             9.953    120.960
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Apastovo-Shigony                           Fiber optic                 220               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Ivanovka-Vladivostok                       Fiber optic                  61               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
St. Petersburg-Lyuban-Luga                 Fiber optic                 289             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Zadonsk-Lipetsk-Tambov                     Fiber optic                 270               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Apastovo-Kazan                             Fiber optic                 132               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Russia-Kazakhstan  (eastern  part  of      Fiber optic               220**               622        7.560
the border)
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Vladimir-Vologda,  with  branches  to      Fiber optic                 665               622        7.560
Ivanovo, Kostroma, and Yaroslavl
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
An  overlay  digital  network  in the      Fiber optic                 709           2 x 622       15.120
Moscow Region
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Tula-Kaluga                                Fiber optic                 212             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Kaluga-Belgorod   to  the   Ukrainian                                974**             2.488       30.240
border,  with  branches  to  Bryansk,      Fiber optic
Kursk, and Belgorod
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow-Minsk,   with  a   branch   to      Fiber optic               480**             2.488       30.240
Smolensk
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Tyumen-Surgut                          Digital radio relay             709           5 x 155        9.450
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Samara-Orenburg                        Digital radio relay             386        155(2O155)        1 890
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Apastovo-Malaya  Purga, with branches                                  661             2.488       30.240
to   Kazan,    Naberezhniye   Chelny,      Fiber optic
Izhevsk, and Yoshkar-Ola
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Novosibirsk-Khabarovsk                     Fiber optic               5.480             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Novorozhdestvenskaya-Stavropol-
Makhachkala                                Fiber optic                 270             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Novorozhdestvenskaya                -      Fiber optic                 458             2.488       30.240
Stavropol-Kropotkin-Pyatigorsk-Budyonno
with  branches to  Mineralniye  Vody,
Kislovodsk
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Krasnodar - Novorozhdestvenskaya           Fiber optic                 149             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Budyonnovsk-Kizlyar-Makhachkala,           Fiber optic                 901             2.488       30.240
with branches to Cherkessk,  Nalchik,
Nazran, and Vladikavkaz
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Aksai-Lugansk                              Fiber optic                36**               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Samara-Saratov-Volgograd                   Fiber optic                 928         2.488 x 2       60.480
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Perm-Izhevsk                               Fiber optic                 657             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Volgograd-Rostov-on-Don                    Fiber optic                 516             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Volgograd-Elista-Budyonnovsk               Fiber optic                 560             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Kizlyar-Grozny                             Fiber optic                 140               155        1.890
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Lyuban-Issad                               Fiber optic                 140             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Issad-Petrozavodsk                         Fiber optic                 319             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Russia-Kazakhstan (western part)           Fiber optic               455**             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Yoshkar-Ola-Kirov                          Fiber optic                 465             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow Ring                                Fiber optic                64,1             9.953      120.960
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Baltic Cable System                        Fiber optic               1.280           6x2.488      181.440
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Moscow - Samara                            Fiber optic               1.021           4x9.953      483.840
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Russia - Azerbaidjan                       Fiber optic               201**               622        7.560
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Kaliningrad - Gvardeisk - Sovetsk          Fiber optic               131**             2.488       30.240
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Gatikha - D.  Konstantinovo - Civilsk      Fiber optic                 924             9.953      120.960
- Apastovo with attachments to N.
Novgorod and Cheboksary
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Novosibirsk-Khabarovsk                     Fiber optic               5.480         2 x 9.953    241.920
-------------------------------------- --------------------- --------------- ----------------- ------------
-------------------------------------- --------------------- --------------- ----------------- ------------
Ufa - Orenburg                             Fiber optic               824               9.953    120.960
-------------------------------------- --------------------- --------------- ----------------- ------------


         *  length of section belonging to Rostelecom

       **  distance to national border.


Secondary communication network of OAO Rostelecom


Rostelecom's  international  digital  network  is  formed  on  the  basis  of 13
ISCs/ITEs:

1. 8 international switching centers (ISCs) including

-  ISCs of Moscow (4 centers);

-  ISC of Luban';

-  ISC of Rostov;

-  ISC of Khabarovsk;

-  ISC St.Petersburg

2. 5 international trunk exchanges (ITEs) including

-  ITE of Yekaterinburg;

-  ITE of Kaliningrad;

-  ITE of Samara;

-  ITE of Murmansk;

-  ITE of Novosibirsk.

3. 2 separated centers of STP signalizing.

As of September 30, 2005, the capacity of ISCs/ITEs network totals 147 thousand effected channels.

The long-distance digital telecommunication network of the Company is associated of the 8 ASNs, 7 Automatic Trunk Exchanges (ATEs) and 4 separated centers of STP signalizing.

All digital ATEs and ISCs are interconnected to the digital communication network. In 2003 and 2005 the Company improved the capacity of the following
Objects:

o The capacity of MMTS-7 of ATE (T-8) type AXE-10 TL 4.2 was extended by 22,680 channels;

o ITE-5 of ATE type EWSD was upgraded from V.12 to V.15 with extension of 7,860 channels;

o  ASN-8 type AXE-10 Enabler was extended by 11,400 channels;

o  ASN-3 type AXE-10 AS12.4 was extended by 2,400 channels;

o  ASN-3 type AXE-10 Enabler was extended by 24,720 channels;

o  ASN-5 type AXE-10 Enabler was extended by 20,160 channels;

o  ASN-6 type AXE-10 Enabler was extended by 25,200 channels;

o  ASN-8 type AXE-10 Enabler was extended by 11,340 channels;

o  ASN-8 type AXE-10 Enabler was extended by 17,010 channels;

o ITE-10 of ATE type EWSD was upgraded from V.12 to V.15 with extension of 15,240 channels;

o ITE-34 of ATE type EWSD was upgraded from V.12 to V.15 with extension of 14,400 channels;

o ATE type EWSD of Pavlov Posad was upgraded from V.12 to V.15 with extension of 8,370 channels;

o ATE type EWSD of Yekaterinburg was upgraded from V.12 to V.15 with extension of 3,150 channels;

o  ATE type AOA-10 EM211 of Kaliningrad with extension of 930 channels.


At present the Company provides access to inter-city and international telecommunications services, connected networks operators, interregional companies (IRC), local subscribers providing ISDN services in the regions with digital long-distance automatic telephone exchanges complete with OKS-7 common channel signaling system and where ISDN subscribers are present. There is an open access for subscribers of 76 RF regions to inter-city and international services ISDN connection. The Company operates in open multimedia telecommunications network, which include subscriber audio and video terminations in 74 cities of Russia and 9 stations for shared access. Subscribers connected to Rostelecom's open multimedia communication network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

Due to the intelligent public telecommunications network of the "classic" type installed in Moscow the free calling service is actively rendering for users of all regions of Russia and a number of commercial operators' telecommunication networks. In addition to free calling service the Company renders such services as televoting, additional payment calls and card products.

As the main operator of the government network system providing all kinds of telecommunications services and connecting the state-owned networks with carrier networks, Rostelecom can offer the following services:

o    access  both  to  long-distance  and  international   communication   lines
     throughout Russia;

o signal verification and passage via OKS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

o    multimedia communication (video teleconferencing);

o    ISDN network and intelligent network services;

o    rental of channels of any throughout capacity.

As September 30, 2005, the Company's long-distance communication network comprised of 418 thousand channels including 413 thousand digital channels and
4.7 thousand analog channels. The level of digital switching nodes and centers totals to 100%.

In order to provide leasing of digital channels NX64 Kbit/sec OJSC Rostelecom has improved the secondary communication network with networks of long-distance and international channels leased employing the equipment of flexible multiplexers:

- network on the basis of Martis DXX equipment consisted of 106 nodes located at 95 cities; - network on the basis of MainStreet equipment consisted of 15 nodes located at 6 cities, and - network on the basis of CP-3000/4000 equipment consisted of 20 nodes located at 13 cities.


Submarine Cables

Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for setting up communications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in five international fiber optic cable systems: Denmark-Russia 1 (DK-R1), Russia-Japan-Korea (R-J-K), Italy-Turkey-Ukraine-Russia (ITUR), Georgia - Russia (G-R) and Black Sea Fiber-optic cable system (BS FOCS) in which Rostelecom owns approximately 50%, 33%, 30%, 67% and 9.4% respectively. The rest of these cable systems is owned by various international operators.

In order to ensure access to these systems and set up direct high-quality international lines of communication with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

As of September 30, 2005, the Company has interests in or the inalienable right to use of 27 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain-Middle East-Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan-USA), the Southeast Asia-Middle East-Western Europe System, and the Trans-Atlantic System.

Satellite Communication

The satellite communication network SCN RTK operates within the framework of three ground node stations and nine peripheral ground stations in Russia. For operability assurance SCN RTK OJSC Rostelecom leases the capacity of satellite Express-AM11, owned by FSUE Kosmicheskaya Svyaz. The satellite communication network Rezerv at present consists of one central and one peripheral ground stations. For operability assurance SCN Rezerv OJSC Rostelecom leases the capacity of satellite Yamal-200 at OJSC Gazkom. The Company determined the composition and location of the ground satellite communication stations based on the needs of the secondary network, among other things, for gaining access to the trunk network via ASNs and digital trunk lines.

Rostelecom also organized international satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers Rostelecom satellite channels through its five satellites and four ground stations.

Cooperation between Rostelecom and Mobile Communication Network Operators

Cooperation between the Company and Russian ground mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming.


3.3. The Issuer's Future Plans

The Company's main goal for 2005 is to retain its leading position in the telecommunications market and continue preparing for the forthcoming de-monopolization of the long-distance telecommunications sector and strengthening the Company's position in key markets.

Company Tasks for Domestic and International Long-Distance Services to Russian Operators and Customers

--------------------------- ------------------------------------------------
Market segment              The Company's Goals
--------------------------- ------------------------------------------------
--------------------------- ------------------------------------------------
End-customer DLD and ILD    To  switch  to a  new  settlements  basis  with
services market             regional   operators   following    legislative
throughout Russia           amendments.   To  enter  and   strengthen   the
                            position  in the  end-user  market in  Russia's
                            regions.   To  avoid  a   possible   reduce  in
                            end-users' demand.
--------------------------- ------------------------------------------------
--------------------------- ------------------------------------------------
End-customer DLD and ILD    To retain stable revenues from DLD and ILD services
market in Moscow services   in Moscow at the level of 2004 (work
                            with corporate clients on case-by-case basis; to
                            extend collecting payments for domestic
                            long-distance and international telecommunications
                            services and introduce new forms of payment). To
                            enter the end-customer and corporate clients market
                            of alternative operators and VoIP.
--------------------------- ------------------------------------------------
--------------------------- ------------------------------------------------
Market segment of           To  develop  and  start  implementing  of a new
alternative operators and   economic  model of  interaction  with  VoIP and
VoIP                        alternative operators.  To put the VoIP network
                            into  commercial  service  and  enter  the VoIP
                            traffic transit market.
--------------------------- ------------------------------------------------
--------------------------- ------------------------------------------------
Interaction with regional   To  provide   the   procedure   for  agent  and
operators and large         inter-network  based interaction with operators
alternative operators       which  will  avoid  a  decrease   of   end-user
                            traffic  from these  operators,  an increase in
                            outstanding  debts of end-users  and a negative
                            effect   on  the   current   balance   of  OJSC
                            Rostelecom settlements with operators.
--------------------------- ------------------------------------------------
--------------------------- ------------------------------------------------
Market segment of           To prepare  the Company  for  entering  the DLD
cellular companies          and    ILD    transit    market    of    mobile
                            telecommunications    operators:   to   prepare
                            territory-switching    centers;    to   develop
                            mutually   beneficial   tariffs  and   discount
                            systems.
--------------------------- ------------------------------------------------


Company Tasks for Incoming International Traffic Termination Services

To continue efforts on eliminating of imbalance between tariffs for traffic termination inside and outside the Russian Federation, to avoid a reduction in revenues from these services in the ILD market. To retain the market share for incoming ILD traffic. To implement a project for international traffic transit, using a packet technology to cover an increasing share of packet traffic in the overall international traffic transit.

Company Tasks for Channel Leasing Services

To optimize tariffs with regard to the market demand, competitors' actions and changes in the long-distance services market. Enter the corporate customer market. Promote services and gain a foothold in the Europe-Asia traffic transit market.

Company Tasks for Additional and New Telecommunications Services

In the segment of intelligent telecommunications network and pre-paid card services, the Company's tasks are:

- to retain the growth rate of revenue from the Free phone service attained in 2004;

- to continue promotion of Karta Svyazi (Communication Card) as a unified telephone card of OJSC Rostelecom across the Russian Federation;

- to develop a number of card products on the basis of OJSC Rostelecom unified telephone card;

- to continue developing of Televoting services (Code 803) and Premium Rate Call (Code 809), including rendering of these services throughout the territory of Russia;

- to improve interaction with customers in selling, organizing and providing intelligent network services.

Company Network Development Tasks

-    To  reconstruct  the  existing   telecommunications   trunks,  using  Dense
     Wavelength Division Multiplexing (DWDM) equipment, including:

     o lightening of dark fibers along the Kingisepp-Kotka section in order to organize telecommunications between Russia and Finland;

     o outfitting the fiber optics line between Moscow and St. Petersburg with additional equipment in order to increase capacity of trunk telecommunication network and traffic transit reliability;

     o outfitting Novorozhdestvenskaya-Budennovsk-Krasnodar fiber optics line with additional equipment in order to increase capacity of trunk telecommunication line on the basis of DWDM technology and organize ring structure redundancy for the fiber optics line between Moscow and Novorossiysk;

-    To  expand  the  existing  automatic   switching  nodes,   automatic  trunk
     exchanges, international switching centers, including expansion of the Moscow international switching center with installation of the new MN-2 station and additional outfitting of the MN-5 station for international traffic transit;

- To expand the existing flexible multiplexer network in order to optimize backbone network operation activities and to provide the optimal carrying capacity digital channels for leasing;

- To construct high-speed fiber optic backbones with synchronous digital hierarchy for entering new international routes and organizing systems of reserving and connecting large cities to the Company's network;

- To increase the quality of intelligent services, to prepare a new Universal Number service and to expand intelligent telecommunications network of OJSC Rostelecom;

- To create a unified system of managing the Company's domestic long-distance and international network on the basis of managing EWSD Net Manager and AXE-10 MN-OSS stations;

- To create a network for telematic voice transit service in order to provide international traffic transit services using IP technology;

-    To phase out analog lines as developing the existed digital network.


Company Objectives for Business Processes Improvement

-    In  2005,  OJSC  Rostelecom  is  continue  improving  corporate  governance standards, the internal control and financial monitoring system, restructuring of financial investments in its subsidiaries and affiliates and increasing the effectiveness of their operations.

- To increase quality of provided services, OJSC Rostelecom has set the following tasks for 2005:

     o To introduce the process-based management model focused on continuous improvement of the Company's internal structure by re-engineering of the key business processes;

     o To develop, introduce and maintain a quality management system (QMS) in accordance with the GOST P ISO 9000-9001 requirements.

-    OJSC Rostelecom key tasks for the information technology processes are:

     o To introduce the unified billing system that will enable the Company to enhance its overall performance and strengthen its competitive position due to optimization of business processes, improvement of transparency and precision of settlements between operators. It will also facilitate the introduction of a more flexible tariff policy and support the rapid launch of new services;

     o To introduce a route optimization system for increasing quality of services rendered to clients, reducing the cost price for own traffic transit, timely traffic rerouting, effective labor management, and enhancing the Company's competitive position;

     o    To further develop the corporate information system.

Company Tasks for Human Resources Development

o To continue optimizing the Company's organization structure and number of personnel;

o    To introduce a remuneration system based on position evaluation (grades);

o    To  introduce  and   implement  a  program  for  personnel   management  by
     objectives, competency and a personnel growth system;

o    To introduce a program for internal competition for open vacancies;

o To form, assess and develop the personnel resources for key positions in the Company o (a succession program and a program for top managers);

o To engage graduates from the leading higher educational institutions for starting positions;

o    To continue developing social programs;

o    To develop the Company's corporate culture.


Company is not planning to change its main activities.


3.4 The Issuer's Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

Organization: Association of Operators of the ISKRA Federal Network of Business Services

The issuer's position and functions in the Organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: promoting the development of the Interrelated Communications Network of the Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

The Company is a member of Association since July 21, 2001


3.5. The Issuer's Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The Company's interest in the outstanding ordinary shares of the organization:
100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of fixed local, long-distance and international telephony services, and of data transmission services.
Value for the Company: gaining traffic from corporate clients to be passed through the Company's facilities

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Andrey Alexeevich Gaiduk
Year of Birth: 1973
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Olga Nikolaevna Rumyantseva
Year of Birth: 1973
Interest of above person in issuer's charter capital: 0% Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Pavel Viktorovich Polishchuk
Year of Birth: 1977
Interest of above person in issuer's charter capital: 0% Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Sergey Mikhailovich Klyushnikov
Year of Birth: 1971
Interest of above person in issuer's charter capital: 0% Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

Collegiate executive body not provided for by the Charter.

Sole executive body:
FULL NAME: Andrey Leonidovich Petrov
Year of Birth: 1974
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%



Abbreviated name: CJSC Westelcom
Full name: Closed Joint Stock Company Westelcom
Location: 7 Butlerova St.,Moscow, 117485, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The Company's interest in the outstanding ordinary shares of the organization:
100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: financing of exchange acquisition, construction, introduction, operation, maintenance, marketing and expansion services, provision of communications services.
Value for the Company: leasing FOLs.

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Sergey Gennadievich Ivanov
Year of Birth: 1966
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vadim Mikhailovich Yakovlev
Year of Birth: 1968
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Marina Vladilenovna Bulgakova
Year of Birth: 1971
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Valery Petrovich Ryzhy
Year of Birth: 1978
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body not provided for by the Charter.

Sole executive body:
FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%



Abbreviated name: LLC Malakhit Rest House
Full name: Limited Liability Company Malakhit Rest House
Location: 15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea,
Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of comprehensive year-round therapy and recreation services.
Value for the Company: rendering therapy and recreation services for the Company's employees

Composition of Board of Directors: not provided for by the Charter.

Collegiate executive body: not formed due to lack of need to form this body.

Sole executive body:
FULL NAME: Valery Matveevich Vantsov
Year of Birth: 1947
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, Autonomous Republic of Crimea, Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.90%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% The Board of Directors has not been formed.
Types of business: lease of property.
Value for the Company: non-material.

Composition of Board of Directors: not provided for by the Charter.

Collegiate executive body: not formed due to lack of need to form this body.

Sole executive body:
FULL NAME: Yuliy Pavlovich Konontsev
Year of Birth: 1938
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%



Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.00%
The Company's interest in the outstanding ordinary shares of the organization:
99.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: foreign economic activities, research, consulting and marketing services
Value for the Company: non-material

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: LLC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 Karl Marx St., Krasnoyarsk, 660100, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization The Company's interest in the charter capital of the organization: 90.00% The organization's interest in the charter capital of the Company: 0% The organization's interest in the outstanding ordinary shares of the Company: 0% Types of business: provision of telecommunications services; design and engineering in the Siberian Federal District; provision of data protection consulting services.

Value for the Company: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Anatoly Ivanovich Parfenov
Year of Birth: 1949
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vladimir Kostantinovich Mironov
Year of Birth: 1956
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Nikolay Grigorievich Krivoshein
Year of Birth: 1944
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body not provided for by the Charter.

Sole executive body:
FULL NAME: Vladimir Mikhailovich Romanovsky
Year of Birth: 1964
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 80.00%
The Company's interest in the outstanding ordinary shares of the organization:
80.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: managing of development and real estate property, consulting on financial and economic issues of Russia's cooperation with other countries
Value for the Company: non-material..

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: CJSC SK Costars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 60.00%
The Company's interest in the outstanding ordinary shares of the organization:
60.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: insurance.
Value for the Company: insurance of employees

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Anatoly Georgievich Nazeikin
Year of Birth: 1946
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Galina Vassilienva Rysakova
Year of Birth: 1967
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Ella Mikhailovna Zhuravleva
Year of Birth: 1961
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Dmitry Alexandrovich Ageev
Year of Birth: 1972
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter

Sole executive body:
FULL NAME: Nikolay Alexandrovich Polosukhin
Year of Birth: 1951
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 54.38%
The Company's interest in the outstanding ordinary shares of the organization:
54.38%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of long-distance and international communications services.
Value for the Company: gaining of additional long-distance and international traffic.

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Sergey Gennadievich Ivanov
Year of Birth: 1966
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth:
1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Gennady Sergeevich Drynkin
Year of Birth: 1959
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Marina Vladilenovna Bulgakova
Year of Birth: 1971
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Valery Petrovich Ryzhy
Year of Birth: 1978
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter

Sole executive body:
FULL NAME: Gennady Sergeevich Drynkin
Year of Birth: 1959
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 51.00%
The Company's interest in the outstanding ordinary shares of the organization:
51.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communications services.
Value for the Company: non-material

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roshcha St., Moscow, 127427, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 51.00%
The Company's interest in the outstanding ordinary shares of the organization:
51.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS.
Value for the Company: providing satellite telecommunications services

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Dmitry Yevgenievich Yerokhin
Year of Birth: 1950
Interest of above person in issuer's charter capital: 0,00037%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vladimir Vladimirovich Terekhov
Year of Birth: 1958
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Oleg Stanislavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Alexey Vitalievich Ostapchuk
Year of Birth: 1961
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Andrey Alexeevich Gaiduk
Year of Birth: 1973
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Sergey Gennadievich Ivanov
Year of Birth: 1966
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vadim Mikhailovich Yakovlev
Year of Birth: 1968
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter

Sole executive body:
FULL NAME: Alexey Vitalievich Ostapchuk
Year of Birth: 1951
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 50.00%
The Company's interest in the outstanding ordinary shares of the organization:
50.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: development and operating activities of the aquapark
Value for the Company: non-material.

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: CJSC Rostelecomport
Full name: Closed Joint Stock Company Rostelecomport
Location: 10 Angliiskaya Embankment, St. Petersburg, 190000, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 50.00%
The Company's interest in the outstanding ordinary shares of the organization:
50.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communication services, research on adaptation of new communication technologies, operator activities, development of automatic management systems
Value for the Company: non-material

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 44.00%
The Company's interest in the outstanding ordinary shares of the organization:
44.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communications services.
Value for the Company: providing satellite telecommunications services.

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Alexey Vitalievich Ostapchuk
Year of Birth: 1951
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Stanislav Eduardovich Miron
Year of Birth: 1962
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Sergey Grigorievich Atamas
Year of Birth: 1952
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Oleg Stanoslavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Alexander Mikhailovich Tseitlin
Year of Birth: 1958
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter.

Sole executive body:
FULL NAME: Stanislav Eduardovich Miron
Year of Birth: 1962
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: OJSC CC Business Network
Full name: Open Joint Stock Company  Central Company Business Network
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 44.00%
The Company's interest in the outstanding ordinary shares of the organization:
44.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of R&D services, production and implementing of technical systems for communication protection and signalizing of unauthorized access
Value for the Company: non-material

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9
Location: 7 Butlerov St., Moscow, 117485, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 36.86%
The Company's interest in the outstanding ordinary shares of the organization:
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: leasing out premises, provision of communications services. Value for the Company: lease of premises

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Dmitry Yevgenievich Yerokhin
Year of Birth: 1950
Interest of above person in issuer's charter capital: 0,00037%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Andrey Alexeevich Gaiduk
Year of Birth: 1973
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Boris Dmitrievich Antonyuk
Year of Birth: 1949
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Tamara Alexeevna Moiseeva
Year of Birth: 1956
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Natalia Vyacheslavovna Loginova
Year of Birth: no data
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body:
Chairman of the Management Board:
FULL NAME: Yuri Timofeevich Kukushkin
Year of Birth: 1956
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Svetlana Viktorovna Pasko
Year of Birth: 1969
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Vyadut Mukmenovich Ibragimov
Year of Birth: 1951
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Tatiana Yevgenievna Kuchits
Year of Birth: 1964
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Yelena Vladimirovna Churikova
Year of Birth: 1954
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

Sole executive body:
FULL NAME: Yuri Timofeevich Kukushkin
Year of Birth: 1956
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%



Abbreviated name: JSC Closed-Type Razbeg-Marafon
Full name: Joint Stock Company Closed-Type Razbeg-Marafon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 33.33%
The Company's interest in the outstanding ordinary shares of the organization:
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: development and production of means for transferring, storage, processing and protection of information
Value for the Company: non-material

Board of Directors, Collegiate executive body and Sole executive body: not formed due to lack of company activities.



Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 31.10%
The Company's interest in the outstanding ordinary shares of the organization:
31.10%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: Internet services provider
Value for the Company: Gaining Internet access service

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Yuri Alexandrovich Bilibin
Year of Birth: 1971
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Svetlana Borisovna Vlasova
Year of Birth: 1958
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Pavel Gennadievich Tereshchenko
Year of Birth: 1963
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vladimir Afanasievich Khrupov
Year of Birth: 1945
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Mikhail Grigorievich Trufanov
Year of Birth: 1960
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Andrey Alexeevich Gaiduk
Year of Birth: 1973
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Vladimir Vladimirovich Terekhov
Year of Birth: 1958
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter.

Sole executive body:
FULL NAME: Vladimir Afanasievich Khrupov
Year of Birth: 1945
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
(Yalta Broadcasting Corporation)
Location: 7 Sohan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 30.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: cable broadcasting.
Value for Rostelecom: non-material.

Composition of Board of Directors e Collegiate executive body:
not provided for by the Charter.

Sole executive body:
FULL NAME: Yuliy Pavlovich Konontsev
Year of Birth: 1938
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%



Abbreviated name: LLC Tver' Telecom
Full name: Limited Liability Company Tver' Telecom
Location: 170000, the city of Tver', Novotorzhskaya st., bld. 24
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 26.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: cable broadcasting.

Value for Rostelecom: non-material

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Yelena Kimovna Romskaya
Year of Birth: no data
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Sergey Anatolievich Grushin
Year of Birth: no data
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Oleg Stanoslavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Vladimir Alexandrovich Petrov
Year of Birth: no data
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Artem Yurievich Shatrakov
Year of Birth: no data
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

Collegiate executive body: not provided for by the Charter.

Sole executive body:
FULL NAME: Vitaly Stepanovich Kostenko
Year of Birth: 1944
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, Bldg 1, 4 Verkhny Mikhailovsky Proyezd, Moscow, 117419,
Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 25.25%
The Company's interest in the outstanding ordinary shares of the organization:
25.25%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: publication of an information bulletin and of the InformCourierSvyaz magazine.
Value for the Company: non-material

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Vladimir Semenovich Rombro
Year of Birth: 1938
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Oleg Stanoslavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vladimir Savvich Tomskiy
Year of Birth: 1945
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Galina Yevgenievna Monina
Year of Birth: 1946
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Georgy Gennadievich Gavrilin
Year of Birth: 1964
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter
Sole executive body:
FULL NAME: Galina Yevgenievna Monina
Year of Birth: 1946
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 25.00%
The Company's interest in the outstanding ordinary shares of the organization:
25.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of satellite communications services.
Value for the Company: non-material

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Boris Yevgenievich Kurakin
Year of Birth: 1938
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Vladimir Vladimirovich Terekhov
Year of Birth: 1958
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Serafim Vassilievich Kolpakov
Year of Birth: 1933
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Boris Nikolaevich Topornin
Year of Birth: 1929
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

FULL NAME: Charles Brazell
Year of Birth: no data
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.

Collegiate executive body: not provided for by the Charter.

Sole executive body:
FULL NAME: Oleg Vladimirovich Shitikov
Year of Birth: 1960
Interest of above person in issuer's charter capital: 0%.
Interest of above person in issuer's total number of ordinary shares: 0%.



Abbreviated name: CJSC NTTs COMSET
Full name: Closed Joint Stock Company COMSET Research and Technology Center
Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 22.18%
The Company's interest in the outstanding ordinary shares of the organization:
22.18%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: scientific and technological research; design, survey and development; education and training.
Value for the Company: non-material

Composition of Board of Directors:
Chairman of Board of Directors:
FULL NAME: Alexander Sergeevich Adzhemov
Year of Birth: 1955
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Vadim Mikhailovich Yakovlev
Year of Birth: 1968
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Oleg Stanoslavovich Shedenkov
Year of Birth: 1975
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Maxim Alexandrovich Pegasov
Year of Birth: 1966
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Khamza Izmailovich Mavlyuta
Year of Birth: 1951
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Sergey Prokofievich Soloviev
Year of Birth: 1946
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Alexander Petrovich Fedoseev
Year of Birth: 1956
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Nikolay Viktorovich Savlukov
Year of Birth: 1958
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

FULL NAME: Vassily Grigorievich Dedoborshch
Year of Birth: 1929
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%

Collegiate executive body: not provided for by the Charter
Sole executive body:
FULL NAME: Sergey Prokofievich Soloviev
Year of Birth: 1946
Interest of above person in issuer's charter capital: 0%
Interest of above person in issuer's total number of ordinary shares: 0%


3.6. The  Issuer's  Fixed  Assets:   Composition,   Structure,   Value,  Planned
     Purchases, Replacement, Retirement and Any Encumbrances

3.6.1. Fixed Assets

Historical value and depreciation of the Company's fixed assets as of September 30, 2005:

------------------------------------------------------------------------
   N      Fixed asset category   Historical          Accrued
                                 (replacement)
                                 cost, thousand      depreciation,
                                 rubles              thousand rubles
------------------------------------------------------------------------
------------------------------------------------------------------------
   1   Land   plots  and   nature              1 244
       management facilities
------------------------------------------------------------------------
   2   Buildings and structures           20 918 355        13 500 208
------------------------------------------------------------------------
   3   Housing                               526 791             4 895
------------------------------------------------------------------------
   4   Plant and equipment                36 459 723        26 899 571
------------------------------------------------------------------------
   5   Vehicles                              670 105           383 193
------------------------------------------------------------------------
   6   Other    tangible    fixed            222 687           139 406
       assets
------------------------------------------------------------------------
   7   Low value fixed assets                    218                 -
------------------------------------------------------------------------
       Total, thousand rubles:            58 799 123        40 927 274
------------------------------------------------------------------------

Revaluation of fixed assets and long-term leased fixed assets during the last 5
(five) fiscal years was not conducted.

There is no information about historical value of the fixed assets before the revaluation on January 1, 1996.

       Depreciation methods by groups of fixed assets

1. Land plots and nature management facilities - are not depreciated.
2. Buildings and structures - straight line depreciation.
3. Housing - straight line depreciation (depreciation is accrued on a separate off-balance account).
4. Plant and equipment - straight line depreciation.
5. Vehicles - straight line depreciation.
6. Other tangible fixed assets - straight line depreciation.
7. Low value fixed assets - writing-off as they are issued to operations.

The revaluation of fixed assets held on January 1, 1996, was conducted in accordance with the fixed capital depreciation ratios as established by the Russian Federation State Committee for Statistics. There are no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company's fixed assets, or other fixed assets, as of September 30, 2005.




               IV. THE ISSUER'S FINANCIAL AND BUSINESS OPERATIONS

4.1.  The Issuer's Financial And Business Results
4.1.1. Profit And Losses

--------------------------------------------------------------------------
            Indicator             As of September       As of September
                                     30, 2005               30, 2004
--------------------------------------------------------------------------
--------------------------------------------------------------------------
  Proceeds, thousand rubles             29 762 247          27 645 387
--------------------------------------------------------------------------
  Gross profit, thousand rubles          9 682 787           9 465 553
--------------------------------------------------------------------------
  Net profit (undistributed              7 843 772           6 590 667
  profit (loss)), thousand
  rubles
--------------------------------------------------------------------------
  Return on own capital, %                     21%                 21%
--------------------------------------------------------------------------
  Return on assets, %                          16%                 15%
--------------------------------------------------------------------------
  Net profitability ratio, %                   26%                 24%
--------------------------------------------------------------------------
  Return on products (sales), %                33%                 34%
--------------------------------------------------------------------------
  Capital turnover, %                         0.76                0.81
--------------------------------------------------------------------------
  Uncovered loss as of                           -                   -
  reporting date, thousand
  rubles
--------------------------------------------------------------------------
  Ratio of uncovered loss as                    0%                  0%
  of reporting date and
  balance sheet total value, %
--------------------------------------------------------------------------

The calculations here in this item of the Quarterly Report were conducted in accordance with Russian Accounting Standards.

Analysis of Company profitability based on the dynamics of the given above indicators for the 3rd quarter of 2005 (as compared to the same period of the previous year):

Company proceeds have increased for the first nine month of 2005 by 2 116 860 thousand rubles (8%) as compared to the first nine month of 2004; gross profit has increased by 217 234 thousand rubles (2%), net profit has increased by 1 253 105 thousand rubles (19%)

Return on own capital is not change.

Return on assets increased by 10% due to:
o  increase in net profit by 1,253,105 thousand rubles (19%);
o  increase in quarterly average value of assets by 3,444,383 thousand rubles
   (8%).

Net profitability ratio has increased by 11% due to:
o  increase in net profit by 1,253,105 thousand rubles (19%);
o  increase in proceeds by 2,116,860 thousand rubles (8%);

Profit profitability (sales) decrease by 5% is due to:
o  increase in proceeds by 2,116,860  thousand  rubles  (8%);
o  increase in  production  price by 1,899,626 thousand rubles (10%).

Ratio of capital turnover decreased by 6% is due to:
o  increase in proceeds by 2 116 860 thousand rubles (8%);
o increase in quarterly average value of assets as of the beginning and the end of reporting period by 3,444,383 thousand rubles (8%).
o decrease of the mean value of current liabilities as of the beginning and the end of reporting period by 1,478,815 thousand rubles (-15%)

The indicators calculation methodology:

-----------------------------------------------------------------------------------------------------------------------
             Indicator                                               Calculation methodology
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
   Proceeds, thousand rubles        Total proceeds from sale of goods, products, work, services
-----------------------------------------------------------------------------------------------------------------------
   Gross profit, thousand rubles    Proceeds (sales  proceeds) - cost price of goods,  products,  work,  services sold
                                    (less commercial and management costs)
-----------------------------------------------------------------------------------------------------------------------
   Net profit (undistributed
   profit (loss)), thousand         Profit (loss) from usual operations for the reporting period rubles
-----------------------------------------------------------------------------------------------------------------------
   Return on own capital, %         (Net profit) / (capital and  reserves - target  financing  and proceeds + deferred income - own shares redeemed from shareholders) x 100
-----------------------------------------------------------------------------------------------------------------------
   Return on assets, %              (Net profit) / (average book value of assets for the reporting period) x 100
-----------------------------------------------------------------------------------------------------------------------
   Net profitability ratio, %       (Net profit) / (proceeds) x 100
-----------------------------------------------------------------------------------------------------------------------
   Return on products (sales), %    (Profit on sales) /(proceeds) x 100
-----------------------------------------------------------------------------------------------------------------------
                                    (Proceeds)  /(average  book value of fixed assets as of the  beginning and the end
   Capital turnover ratio           of reporting period - average value of current (short-term)  liabilities as of the beginning and the end of reporting period)
-----------------------------------------------------------------------------------------------------------------------
   Uncovered loss as of
   reporting date, thousand         Uncovered loss of past years + uncovered loss of the reporting year rubles
-----------------------------------------------------------------------------------------------------------------------
   Ratio of uncovered loss as of
   reporting date and balance       Uncovered loss as of reporting date / average  balance sheet value of assets as of
   sheet total value                the beginning and the end of reporting period
-----------------------------------------------------------------------------------------------------------------------


4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

Domestic long-distance (DLD) traffic in the first nine months, 2005 amounted to 7,034.44 million minutes, increased by 5,4% year-on-year. DLD revenues increased by 4.3% to RUR 13,348.9 million.

Outgoing international long-distance (ILD) traffic rose 13.1% to 1 291,0 million minutes. ILD revenues from Russian operators increased by 3.8% year-on-year and totaled RUR 6,921.0 million.

Incoming ILD traffic totaled 1,218.8 million minutes -- a year-on-year increase of 13.6%. Proceeds form termination of international telephone traffic have decreased by 2,3% and made 3,084,9 million rubles.

Proceeds from long-distance and international telecommunications services rendered to subscribers in Moscow have decreased by 8,4% as compared to the first nine month of 2004. Total volume of the long range telecommunication traffic from subscribers in Moscow for the first nine months of the current year has decreased by 5,8%.

As a result of the first nine months of 2005 Rostelecom's proceeds increased by 7,7% and made 29,762.2 million rubles.

Rostelecom operating expenses for the reporting period amounted to 20,079.5 million rubles, and have increased as compared to the first nine month of 2004 by 10.4%. The main reason of operating expenses increase was increase of personnel costs, as well as, increase of payments to communications operators against the background of further growth of traffic.

Depreciation deductions for the first nine month of 2005 amounted to 1,935.9 million rubles. Increase of depreciation by 21.8% as compared to the first nine month of 2004 was due to putting into operation a number of fixed assets facilities in 2004.

Sales proceeds have increased as compared to the first nine month of 2004 by 2.3% and amounted to 9,682.8 million rubles.

The result from other operating activities for reporting period totaled RUR 1,418.6 million compared to RUR 295,3 million a year ago. Increase of this indicator as compared to the first nine month of 2004 is mainly due to positive effect of revaluation of the market price of financial investments made by the Company, as well as to increase of profit from securities trading. The amount of financial investments at the end of the first three quarters of 2005 made 780.5 million rubles (compared to 89.9 million rubles for the same period of the previous year). Securities trading proceeds have increased from 34.4 million rubles in the first nine month of 2004, up to 298.2 million rubles for the reporting period. Securities trading proceeds for the first nine months of 2005 includes the Company proceeds from share sale of CJSC Telmos and proceeds from sale bond of internal state currency debt.

Net interest income for 9 months of the year totaled RUR 420.9 million compared to RUR 142.7 million a year ago.

Rostelecom's net profit for the 1st nine months of 2005 year increased by 19.0% in comparison with the 1st nine months of the previous year and amounted to RUR 7,843.8 million. Net profit profitability has increased by 26.4% accordingly.


4.2 The Issuer's Liquidity

--------------------------------------------------------------------------
          Indicator           As of September 30,   As of September 30,
                                      2005                  2004
--------------------------------------------------------------------------
--------------------------------------------------------------------------
   Own current assets,                8 545 462             6 661 684
   thousand rubles
--------------------------------------------------------------------------
   Permanent assets index                  0.78                  0.79
--------------------------------------------------------------------------
   Current liquidity ratio                 2.35                  2.35
--------------------------------------------------------------------------
   Quick liquidity ratio                   2.12                  2.09
--------------------------------------------------------------------------
   Financial independence                  0.75                  0.72
   (autonomy) ratio
--------------------------------------------------------------------------

Company liquidity analysis based on behavior of 3rd quarter of 2005 adjusted indicators (as compared to the same period of previous year)

Own current assets increased by 1,883,777 thousand rubles (28%) due to o increase in capital and reserves (loss purpose financing including future periods profits) by 6,391,169 thousand rubles (20%); o increase in non-curent assets by 4,507,392 thousand rubles (18%).

Permanent assets index decreased by 2% due to:
o increase in capital and reserves (loss target financing including deferred income) by 6,391,169 thousand rubles (20%);
o   increase in non-curent assets by 4,507,392 thousand rubles (18%);
o   decrease in long-term accounts receivable by 919 thousand rubles (-5%).

Current liquidity ratio is not changed.

Quick liquidity ratio increased by 1% due to:
o increase in assets realized at short notice (quick assets) by 1,767,062 thousand rubles (10%);
o increase in current liabilities (less deferred income) by 714,634 thousand rubles (9%).

Financial independence (autonomy) ratio grew by 5% due to:
o increase in capital and reserves (loss target financing including deferred income) by 6,391,169 thousand rubles (20%);
o   increase in assets by 6,211,530 thousand rubles (11%).


The indicators calculation methodology:

------------------------------------------------------------------------------------------------------------------------
            Indicators                                           Calculation methodology
------------------------------------------------------------------------------------------------------------------------
   Own current assets,             Capital  and  reserves  (less own  shares  redeemed  from  shareholders)  - target
   thousand rubles                 financing and receipts + deferred income - noncurrent assets
------------------------------------------------------------------------------------------------------------------------
   Permanent assets index          Noncurrent assets + long-term  receivables / capital and reserves (less own shares redeemed from shareholders) - target financing and receipts + deferred income
------------------------------------------------------------------------------------------------------------------------
   Current liquidity ratio         Current  assets - long-term  receivables  /short-term  liabilities  (less deferred income)
------------------------------------------------------------------------------------------------------------------------
   Quick liquidity ratio           (Current assets - inventories - value added tax on valuables  acquired - long-term receivables) / short-term liabilities (less deferred income)
------------------------------------------------------------------------------------------------------------------------
   Financial      independence     Capital  and  reserves  (less own  shares  redeemed  from  shareholders)  - target
   (autonomy) ratio                financing and receipts + deferred income / noncurrent assets + current assets
------------------------------------------------------------------------------------------------------------------------


4.3 The Issuer's Capital And Current Assets Size And Structure

4.3.1 The Issuer's Capital And Current Assets Size And Structure

The structure and the amount of capital of OJSC Rostelecom (in thousand rubles):
 -------------------------------------------------------------------------
           Indicator           As of September 30,   As of September 30,
                                      2005                  2004
 -------------------------------------------------------------------------
 -------------------------------------------------------------------------
   The Charter Capital*                     2 429                 2 429
 -------------------------------------------------------------------------
   Total value of bought out                                          -
   stock                                        -
 -------------------------------------------------------------------------
   Reserve Capital                            364                   364
 -------------------------------------------------------------------------
   Additional capital, total           10 789 235            11 653 273
 -------------------------------------------------------------------------
   Including:
 -------------------------------------------------------------------------
   Asset value increase                                      11 516 959
   under revaluation                   10 479 619
 -------------------------------------------------------------------------
   Issue revenue                          302 889               302 889
 -------------------------------------------------------------------------
   Retained earnings                   27 174 470            19 863 196
 -------------------------------------------------------------------------
   Target financing                         7 866                10 707
 -------------------------------------------------------------------------
   Total amount of capital             37 974 364            31 529 969
 -------------------------------------------------------------------------

*The amount of capital is in accordance with the Company's foundation documents.

Pursuant to the Company's practices and the dynamics of operating revenues and expenditures in th 1st nine months of 2005, the Company mainly finances current assets from its own sources without borrowing funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

The structure and the amount of current assets of OJSC Rostelecom (in thousand rubles) are shown below:

------------------------------------------------------------------------
           Indicators            As of September        As of September
                                    30, 2005               30, 2004
------------------------------------------------------------------------
------------------------------------------------------------------------
  Inventories                              883 761             793 591
------------------------------------------------------------------------
  Value-added tax on acquired
  assets                                 1 135 567           1 287 742
------------------------------------------------------------------------
  Accounts receivable (payment
  expected more than 12 months
  after the reporting date)                 16 754              17 673
------------------------------------------------------------------------
  Accounts receivable (payment
  expected within 12 months of
  the reporting date)                    6 998 291           7 888 869
------------------------------------------------------------------------
  Short-term financial
  investments                            5 108 812           6 671 852
------------------------------------------------------------------------
  Monetary assets                        6 840 386           2 619 612
------------------------------------------------------------------------
  Other current assets                         177                 271
------------------------------------------------------------------------
  Total amount of current               20 983 748          19 279 610
  assets
------------------------------------------------------------------------


4.3.2. The Issuer's Financial Investments

Category of securities: ordinary shares.
Full official name: Golden Telecom, Inc.
(registered in the state of Delaware, USA).
Abbreviated official name: Golden Telecom, Inc.
(registered in the state of Delaware, USA).
Securities identification number: 38122G 107.
Quantity: 4,024,067 shares.
Total par value of securities owned: 40,240.67 U.S. dollars.
Total balance sheet value of securities owned: 2,950,126,630.77 rubles.

Size of  dividend  declared  for the 4th  quarter  of 2003 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 18, 2004.

Size of  dividend  declared  for the 1st  quarter  of 2004 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: June 28, 2004.

Size of dividend declared for the 2nd quarter of 2004 on ordinary shares: not declared.

Size of  dividend  declared  for the 3rd  quarter  of 2004 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: November 22, 2004.

Size of  dividend  declared  for the 4th  quarter  of 2004 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: January 14, 2005.

Size of  dividend  declared  for the 1st  quarter  of 2005 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 31, 2005.

Size of  dividend  declared  for the 2nd  quarter  of 2005 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: July 01, 2005.

Size of  dividend  declared  for the 3rd  quarter  of 2005 on  ordinary  shares:
804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: September 30, 2005.

The Company made no made no provisions for depreciation of these securities.

The size of potential losses linked with the bankruptcy of Golden Telecom, Inc. equals the total balance sheet value of shares and amounts to 3,539,812 thousand rubles.

The Company made the provisions for financial assets depreciation as follows (thousand rubles):

    No               Type of provision            As of September 30,
                                                         2005
    1      The provision for securities
           depreciation                                  22 063
    2      The provision for other charter
           investments depreciation                        3
    3      The provision for depreciation of
           joint activities                                -
    4      The provision for loan depreciation          425 563
           Total amount of provisions                   447 629

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards "Financial investments accounting" RAS 19/02 approved by the Order of Ministry of Finance No.126 dated December 10, 2002.

4.3.3. The Issuer's Intangible Assets

As of September 30, 2005 the book value of Rostelecom's intangible assets and the value of intangible assets depreciation accrued total as follows hereinafter in the table:

----------------------------------------------------------------------
    No               Item               Full cost    Size of accrued
                                                      depreciation
----------------------------------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
----------------------------------------------------------------------
    1     The owner's  exclusive right      23              5
         to  the   trademark  and  the
         service  mark,  the  name  of
         the place of goods' origin.
----------------------------------------------------------------------
----------------------------------------------------------------------
  Total, thousand rubles:                   23              5
----------------------------------------------------------------------

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards "Intengible assets accounting" RAS 14/2000 approved by the Order of Ministry of Finance No. 91n dated October 16, 2000.


4.4 The Issuer's R&D, Licenses And Patents, New Development And Research Project Policies And Expenditures

The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations.

The licenses owned by the Company are given in item 3.2.10, Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom.

Currently, there are minimum risks related to the expiry of licenses, held by the Company owing to the extension of operation licenses expiry date till 2013 and trademark licenses expiry date till 2014.


4.5 Trends In Field of the Issuer's of Principal Operations

Background information on the sector

The telecommunications sector is among the economy's major sectors that ensure the functioning and coordinated operation of all national systems. That is why the Russian government considers the development of the nation's information and telecommunications infrastructure as one of the main factors to boost economic growth, business and intellectual activity, and raise the country's prestige in the international community.

Even during general economic recessions in Russia, its communications sector continued to develop dynamically: telecommunications companies quickly recovered from the 1998 financial crisis, managed to keep their reputation of reliable borrowers and investor appeal. Today telecommunications companies operate at a profit and demonstrate satisfactory performance indices. As compared to companies in other sectors of the economy, they have a sufficiently high share of cash in their revenues and, therefore, can ensure their growth through their own funds.

The further qualitative development of telecommunications operators is especially important, considering the fact that consumer demand for telecommunications services is growing with every passing year. Unfortunately, today the provision of both modern telecommunications services, and even of traditional telephony services, falls short of consumer demand.

The sector's structure

Today in Russia several thousands  licenses are operational for the provision of
various   communications   services   and  most  of  them  -  in  the  field  of
telecommunications.

Apart from the local common carriers operating primary and intra-zone networks, the sector's structure also includes OJSC Rostelecom, a long-distance and international communications operator.

Today OJSC Rostelecom links Russia actually with all the countries of the world; provides traffic transit services to foreign operators; broadcasts television and radio programs; provides new auxiliary services: data transmission, the Internet, and multimedia communications.

Actually all regional operators own long-distance automatic telephone exchanges that switch traffic between local telephone networks and the Company's long-distance trunk networks. The only exception is Moscow where the automatic telephone exchange belongs to OJSC Rostelecom. In other regions, local telecommunication operators - the owners of automatic telephone exchanges - bill their subscribers themselves and collect payments for long-distance and outgoing international telephone calls.


State regulation of the sector

Structure of Russian executive authorities has changed and instead of six types of federal executive bodies that existed earlier (ministries, committees, services, commissions, supervisory bodies and agencies) currently there are three levels of federal bodies: ministries, services and agencies. Services and agencies are subordinated to either ministries or directly to the Chairmen of the Government. Some federal executive bodies are governed by the President of RF, while others are governed by the Government of RF. Ministries are responsible for determining federal policy in respect of the areas they are governing, and for adoption of regulatory legal acts. Services are responsible for control and supervision of the relevant areas, issue of legal acts that are not generally binding. Agencies are responsible for managing federal property and rendering federal services. Besides, in certain cases, established by Decrees of the President of RF, or Rules of RF Government, services and agencies may perform legal and regulatory control within their area. The existing structure of executive authorities governing telecommunications includes six regulatory bodies - Ministry of information technologies and communications of RF, Federal telecommunications supervision service, Federal information technologies agency, Federal telecommunications agency, Federal antimonopoly service, and Federal tariff service.

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies also regulates the types of contracts/transactions that may be performed by a regulated company.

Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Federal Anti-Monopoly Service and other Authorized Governmental Bodies. The Russian government may exercise its powers to set tariffs (now it is a function of the Federal Tariff Service) or require that the Company enter into certain contracts.

The Company's operations are subject to licenses and permits issued by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification.

Influence of the State has its effect on the sector's investor appeal: in particular, state agencies and other budget-financed organizations, which cannot be disconnected from the telephone network, account for a large part of receivables owed to the conventional operators. Also, interregional telecommunications companies and OJSC Rostelecom continue to bear the main burden of social responsibility.

Competition on the communications market

Today, in addition to the conventional operators, independent common carriers also are operating on the Russian market. These are normally established by national corporations, which conduct their operations on the entire territory of Russia. Today the following corporations have their own networks: the Railroads Ministry (TransTeleCom acting as the network operator), RAO UES of Russia (Enifcom holding company acting as the network operator), RAO Gazprom (Gazcom acting as the network operator), and OJSC Transneft.

Departmental operators have been able to ensure normal intracorporate information and communication traffic handling through the use of the departments' own fiber optic trunk lines. In some regions operators provide communications services to local residents and legal entities and seek to get the right to provide international and long-distance communications services. In this connection, analysts view corporate communications networks as a potential basis for installing local and long-distance communications networks and regard such common carriers as potential competitors of the conventional operators and OJSC Rostelecom (in this case, Rostelecom may become just another trunk line owner).

Another category of participants in the telecommunications market includes the so-called alternative operators, which build corporate networks and provide comprehensive communications services to large clients (business centers, hotels, banks, etc.). Russia's largest alternative communications operators are OJSC Interregional TransitTelecom, LLC Sovintel (Golden Telecom Inc.), CJSC Comstar-United Telesystems, CJSC MTU-Inform, PeterStar, Equant, Metrocom and St. Petersburg International.

Most alternative operators use public telephone networks of the conventional operators. However, some of them are building digital overlay networks to ensure direct communication between Russian users and their own international exchanges or the international exchanges of OJSC Rostelecom. These networks offer voice mail and high-speed data transmission services.

The business growth prospects of alternative operators can be linked both with the further development of digital overlay networks in regions and with the attraction of new corporate clients in the regions covered by their networks. Considering the size of the territory of Russia, the low density of the population, the severe climate conditions and, naturally, the large amount of time and finances required for network deployment, only few competitors are ready to build their own local and long-distance telephone networks.

"Rules of rendering local, intrazone and international telephone communication services" approved by Resolution (1)310 of the Government of RF dated May 18, 2005 initially had to come into effect on 01.07.2005. However, Resolution (1)408 of the Government of RF dated June 30, 2005 has postponed their coming into effect till 01.01.2006. Entry of these Rules into legal force will have significant impact on RF telecommunications market and telecom operators working environment. At present evaluation of consequencies of these changes does not seem to be possible.

As per the "Rules of telecommunications networks connection and interaction" approved by Government Resolution on March 28, 2005, and coming into effect from January 01, 2006, in order to obtain a licence for long range telecom services operator shall ensure its presence in all regions of RF. Eight operators have already obtained licences for long range telecomommunications in RF. However the date of commencement of actual rendering long range communications services is not known yet and depends on technical readiness of licence holders.

"Rules of telecommunications networks connection and interaction" approved by Government Resolution in March, 2005, "Rules of rendering local, intrazone and international telephone communication services" approved in May, 2005, as well as, a number of other documents governing telecommunications operators interaction procedure that are in the process of approval, will change the system of mutual settlements between local networks operators and long-distance networks operators. Introduction of these documents into effect is postponed until January 1, 2006.


New telecommunications services. The Internet

Expanding the range of value-added services is one of the instruments to keep one's market positions in the conditions of increasing competition. As telecommunications networks are digitized, regional operators and the Company will be able to compete more actively with alternative common carriers in providing intelligent platform services, telematics services, IP-telephony, digital and cable television, and other services. Apart from that, new value-added services make it real to increase the revenues from the operational telephone networks: the prices of such services are outside the sphere of the operation of natural monopolies and, therefore, are not regulated by the state. Consequently, the prospects for business development and the ability to keep stable market positions largely depend on the technical and innovation policy of the conventional operators' managers.


Development of communication networks

Russia's telecommunications networks have three levels:

o local network - the primary level involving telephone communication within the boundaries of a populated locality;

o the intrazonal level involving a telecommunications network linking primary networks within the boundaries of a region;

o the trunk-line level involving a telecommunications network providing intrazonal and international switching.

New types of services, mainly the use of telephone lines to connect to the Internet, increase significantly the load on the telephone line and worsen the operation of outdated equipment. Today, actually all telecommunications operators are confronted with the need to develop and modernize (digitize) the telephone network, restructure its topology and replace physically and functionally obsolete equipment at lengthy segments of regional networks. However, modernization will require several years because communication companies face restricted solvency demand and a shortage of own investment resources.

The rapid growth rates in the sector in the first half of the 1990s were largely linked with an inflow of considerable borrowed funds, mostly commodity loans in the form of the delivery of telecommunications equipment. After the 1998 financial crisis, some telecommunications companies were forced to put on hold the programs of their network development. In this connection, the use of the existing capacities of telephone exchanges became especially important.

The efforts to develop telephone networks are inseparably linked with the development of the primary network, changes in the topology of local public telephone systems, their digitization and the introduction of new technology. Modernization will make it possible to cut considerably operating costs and capital construction expenses, and also raise significantly the quality and range of services. Thus, for a long time, most regional telephone networks developed according to the principle of fragmentation into million zones and nodal districts (from 10,000 to 100,000 telephone numbers) connected in accordance with the "each-to-each" principle through the special nodes of incoming and outgoing messages. The modern topology of telephone networks involves the creation of a transit-transport fiber optic loop network and the adjacent smaller loops. This principle makes it possible to increase the degree of capacity utilization, make the network more reliable and the build-up of its capacity cheaper.

Many operators including OJSC Rostelecom have started building modern digital networks based on DWDM and SDH that will be subsequently looped together. Implementation of ring (loop) configuration will reliably protect the traffic.

In remote regions of Russia where it is inefficient to lay ground communication lines, the Company is commissioning digital microwave channels and a satellite communication system to get its own digital satellite communications channels and launch the provision of ancillary services. The development of this type of communication will help the Company to provide high quality services to the regions that are currently served by troposphere analog communication lines.



V. MEMBERS OF THE ISSUER'S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER'S OFFICERS (EMPLOYEES)

5.1. The Organization And Authority Of The Issuer's Management Bodies

The issuer's management bodies are: the General Shareholders' Meeting, the Board of Directors, the General Director and the Management Board.

Under the Company's Charter, the following issues are within the competence of the General Meeting of Shareholders:

1. The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

2. The Company's reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

3. The Company's liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

4. The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

5. Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

6. Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

7. The election of members to the Auditing Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

8. The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

9. The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

10. The approval of the Regulations on the Board of Directors, the Regulations on the Auditing Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

11. Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

12. The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

13. The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

14. The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

15. The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the event of public offering, bonds convertible into the Company's shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

16. Splitting and consolidation of the Company's shares, the decision on which shall be taken by a majority of the shareholders holding the Company's voting shares and participating in the meeting;

17. The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

18. The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

19. The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company's profit and losses based on the results of the financial year;

20. The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

21. The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

22. The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

23. The decision on reimbursement, for the Company's account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

24. The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

25. Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.


Under the Company's Charter, the following issues are within the competence of the General Meeting of Shareholders:

1. The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

2. The Company's reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

3. The Company's liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

4. The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

5. Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

6. Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

7. The election of members to the Auditing Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

8. The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

9. The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

10. The approval of the Regulations on the Board of Directors, the Regulations on the Auditing Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

11. Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

12. The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

13. The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

14. The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

15. The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the event of public offering, bonds convertible into the Company's shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

16. Splitting and consolidation of the Company's shares, the decision on which shall be taken by a majority of the shareholders holding the Company's voting shares and participating in the meeting;

17. The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

18. The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

19. The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company's profit and losses based on the results of the financial year;

20. The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

21. The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

22. The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

23. The decision on reimbursement, for the Company's account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

24. The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

25. Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.

The general meeting of shareholders shall be entitled to adopt decisions on the matters stipulated in Articles 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14,
14.2.15,  14.2.16,  14.2.17,  14.2.18,  14.2.19,  14.2.20,  14.2.21, 14.2.22 and
14.2.23, if proposed by the Board of Directors alone;

The general meeting of shareholders shall also be competent to decide on other matters referred to the competence of the general meeting of shareholders by federal laws.

The general meeting of shareholders may not consider and adopt decisions on the issues that are not referred to its competence by the Charter.

The general meeting of shareholders may not adopt decisions on the issues not included in the meeting's agenda or change the agenda.


The powers of the Board of Directors under the Company's Charter:

The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except for issues referred by the Charter to the competence of the general meeting of shareholders.

The following issues shall be within the competence of the Board of Directors:

1.   Defining the priority  aspects of the Company's  activities,  including the
     approval  of  the  Company's   budgets,   business  plans  and  development
     strategies and programs;

2. Convening the annual and extraordinary general meetings of shareholders, except for the instances specified in Article 55 (8) of the Federal Law on Joint Stock Companies;

3.   Approving the agenda of the general meeting of shareholders;

4. Setting the date for the preparation of the list of persons entitled to take part in the general meeting of shareholders and other issues referred to the competence of the Company's Board of Directors in compliance with federal laws and the Charter and relating to the preparation and conduct of the general meeting of shareholders;

5. Submitting the issues envisaged in Article 14.3 of the Charter to the general meeting of shareholders for decision;

6. Increasing the Company's charter capital by placing additional shares within the number and categories of stated shares, as determined by the Charter;

7. Determining the market value of property envisaged by of the Russian Federation effective law and the Charter;

8. Taking a decision pertaining to the acquisition of shares, bonds and other securities placed by the Company;

9. Determining the number of members of the Management Board of the Company, and appointing and early terminating the powers of its members, as proposed by the General Director;

10. Issuing recommendations for the amount of the remuneration and compensation payable to the members of the Auditing Commission and determining the auditors' fee;

11. Issuing recommendations for the amount of dividends on the shares of each category and class and the procedure for their payment;

12. Taking a decision regarding the use of the reserve and other funds of the Company;

13. Approving the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with Russian Federation legislation, the Charter and the Regulations on the Board of Directors, except for the documents, the approval of which is referred to the competence of the general meeting of shareholders;

14. Establishing and liquidating branches; establishing and closing of the Company's representative offices, the approval of the Model Regulations on the Company's Branch (Representative Office), and approving regulations on branches (representative offices) endorsed by the General Director and of amendments and additions thereto;

15. Taking decisions pertaining to the Company's participation (accession as a member, termination of participation or the change of a participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided for under Article 14.2.21 of the Charter;

16. Taking decisions pertaining to the approval of major transactions in the case envisaged in Article 31 of the Charter;

17. Taking decisions on the approval of the transactions envisaged in Article 32 of the Charter;

18. Appointment of the General Director of the Company and early termination of his powers;

19. Determining the composition, scope and procedure for the protection of information constituting a commercial secret;

20. Approving decisions to issue securities, offering prospectuses and reports on the results of the issuance of the Company's securities, quarterly reports of the securities issuer, reports on the results of the acquisition of the Company's shares for the purposes of their redemption, the introduction of amendments and additions to them;

21. Approving the registrar and the terms of the agreement for maintaining the register of the Company's shareholders, and also taking decision on the termination of such an agreement with the registrar;

22. Taking decisions on indemnifying Company's officers, including members of the Board of Directors, for the losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company's representatives, as a result of claims, complaints, demands or civil liability sanctions made or imposed against them, including by the state and municipal agencies;

23. Taking decisions on the conclusion of insurance agreements to cover the liability of the Company's officers, including the members of the Board of Directors, for damage inflicted on third parties by the Company's officers in the course of performance of their official duties and/or exercise of the powers of the Company's representatives;

24. Considering the reports of the Auditing Commission and of the external auditors of the Company;

25. Approving the terms of the agreements concluded with the General Director and members of the Management Board;

26. Considering the matters relating to the remuneration of the General Director for the financial and business results pursuant to the terms of the agreement with the General Director of the Company;

27. Terminating the agreement with the General Director in the event of the early termination of his/her powers;

28. Taking decisions on offering bonds and other securities of the Company if under the terms of the placement of such bonds and other issued securities they are not convertible into the Company's shares;

29. Taking a decision on the placement by the Company of bonds convertible into shares and of other issued securities convertible into shares if such bonds (other issued securities) are placed by public offering and may be converted into the Company's ordinary shares amounting to 25 and less percent of the Company's previously placed ordinary shares;

30. Taking a decision on the introduction of amendments and additions into the Charter involved in the establishment and liquidation of branches, the establishment and closure of the representative offices of the Company based on the results of the placement of the Company's shares in case provided for by the Charter;

31. Electing (re-electing) the Chairman and deputy Chairman of the Board of Directors;

32. Appointing the Secretary of the Board of Directors and determining the amount of his/her remuneration;

33. Increasing the charter capital of the Company by placing additional shares by public offering within the number of stated shares, if the number of additionally placed shares is 25 (twenty-five) and less percent of the ordinary shares previously placed by the Company;

34. Defining the procedure for interacting with the organizations, in which the Company participates, including adopting decisions on issues which fall within the competence of the general meeting of subsidiaries' participants (the highest management bodies of organizations having other legal or organizational forms), in which the Company is the sole participant;

35. Approving the combination of jobs by the person performing the functions of the Company's sole executive body, the members of the Company's Management Board in the management bodies of other organizations;

36. Issuing authorization to the person performing the functions of the Company's sole executive body to combine it with a paid position in other organizations;

37. Establishing standing and interim committees of the Board of Directors (designed to solve specific issues) and approving regulations on them;

38. Approving an internal document on the disclosure of information on the Company;

39. Determining the aggregate size of quarterly remuneration for the members of the Management Board in compliance with the Regulations on the Management Board;

40. Approving the Regulations on the Company's structural unit performing the functions of internal control, approving candidates for the post of its head, and considering other matters, the decisions on which shall be adopted by the Board of Directors in compliance with the Regulations on the said unit;

41.  Maintaining control over the application of internal control procedures;

42. Approving the terms of a labor contract (additional agreements) to be concluded with the head of the Company's structural unit performing the functions of internal control;

43. Deciding on other matters referred by the Charter and the Federal Law on Joint Stock Companies to the competence of the Board of Directors.


The Rostelecm's current activities are managed by the Sole executive body of Company (the General Director) and the Collective executive body (the Management Board).

The competence of the Company's executive bodies shall include overall management of Rostelecom's activities except issues referred by the Charter to the competence of the General meeting of shareholders and the Board of Directors.


The powers of the General Director under the Company's Charter

The  General  Director  acting  without  a power of  attorney  on  behalf of the
Company:

1.   represents the Company in the Russian Federation and abroad;

2 presides over the general meeting of shareholders in accordance with the Regulations on the General Meeting of Shareholders unless the Board of Directors nominates another person;

3. ensures the implementation of resolutions of the general meetings of shareholders and of the Board of Directors;

4. supervises the General Directorate of the Company, approves the Regulations on the General Directorate (the central apparatus of corporate management of the Company), and determines the structure and membership of the General Directorate of the Company, the amounts, procedure and forms of remuneration on the basis of the internal document, approved by the Management Board and regulating the general provisions of labor motivation;

5. exercises overall supervision of activities of the Company's branches and approves the regulations on branches, and also amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company subject to approval by the Board of Directors of the Company;

6. takes on, transfers and dismisses the Company's personnel, including the directors and employees of branches, exercises other rights and duties of the Company as the employer in labor relations in accordance with the procedure stipulated by effective legislation and the Charter;

7. approves and endorses the Company's internal regulations, except for those to be approved, in accordance with Articles 14.2.11 and 23.3.13 of the Company's Charter, by the general meeting of shareholders and the Board of Directors;

8. issues orders, directives and instructions that are binding on all the Company's employees;

9. approves the list of posts of the Company's employees, including the branches of the Company, the powers for the appointment to (dismissal from) which are not assigned by the General Director to other persons;

10. performs any transactions on behalf of the Company within the limits established by the Federal Law on Joint Stock Companies and the Charter;

11.  possesses the right of first signature with respect to financial documents;

12. issues powers of attorney on behalf of the Company, including with the right of sub-delegation;

13.  opens Company's accounts with banks;

14. arranges for the compilation of a list of information that can be considered commercial secret; issues orders and instructions on compliance with the requirements to protect such commercial secret;

15. exercises other powers in accordance with effective legislation and the Company's Charter.


The following issues of day-to-day business fall within the competence of the Management Board under the Company's Charter:

1.   Determining the Company's technical, financial, economic and tariff policy;

2. Working out proposals on the Company's main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

3.   Ensuring control over the Company's finances and business;

4.   Determining the Company's personnel and social policy;

5. Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company's participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

6. Ensuring organizational and technical support for the operations of the Company's bodies;

7. Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

8. Analyzing the performance of the Company's structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

9.   Discussing  organizational  matters relating to the Company's  branches and
     representative   offices  and  other  matters,   in  compliance   with  the
     Regulations on the Management Board;

10.  Determining the methodology of planning and budgeting in the Company;

11.  Formulating the Company's security policy;

12. Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

13.  Formulating  the  accounting  policy,  control  of the  improvement  of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company's reporting standards complying with international accounting principles;

14. Establishing standing or interim committees under the Management Board which are not the Company's independent bodies (to solve the specific issues of preparing the Board's decisions); approving the Regulations on them;

15. Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

16.  Approving internal control procedures.


The following issues of day-to-day business fall within the competence of the Management Board under the Company's Charter:

1.   Determining the Company's technical, financial, economic and tariff policy;

2. Working out proposals on the Company's main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

3.   Ensuring control over the Company's finances and business;

4.   Determining the Company's personnel and social policy;

5. Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company's participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

6. Ensuring organizational and technical support for the operations of the Company's bodies;

7. Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

8. Analyzing the performance of the Company's structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

9.   Discussing  organizational  matters relating to the Company's  branches and
     representative   offices  and  other  matters,   in  compliance   with  the
     Regulations on the Management Board;

10.  Determining the methodology of planning and budgeting in the Company;

11.  Formulating the Company's security policy;

12. Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

13.  Formulating  the  accounting  policy,  control  of the  improvement  of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company's reporting standards complying with international accounting principles;

14. Establishing standing or interim committees under the Management Board which are not the Company's independent bodies (to solve the specific issues of preparing the Board's decisions); approving the Regulations on them;

15. Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

16.  Approving internal control procedures.


The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations on the instructions of the Board of Directors or as proposed by the General Director of the Company, except for decisions pertaining to matters referred to the competence of the general meeting of shareholders and the Board of Directors of the Company.

No amendments to the Charter and/or other internal regulations of the Company were made during the fiscal quarter.

On June 25, 2005, the General Meeting of Shareholders of Rostelecom approved the new version No. 4 of the Regulation on the Board of Directors of Rostelecom and the new version No. 2 of the Regulation on the Management Board of Rostelecom.

The Company in its operations is also guided by the Corporate Governance Code, which was adopted by the Board of Directors on April 28, 2004.

The Charter and other internal documents of the Company are available by the link: www.rt.ru/icenter.


5.2. Members Of The Issuer's Management Bodies

As of September 30, 2005, the Board of Directors of the Company comprised:

Valery Nikolaievich Yashin
Year of birth: 1941
Education: higher

Positions for the last 5 years:

Period: 2000 - 2000
Company: OJSC St. Petersburg MMT
Position: the member of Supervisory Board

Period: 2000 - 2002
Company: OJSC Peterburgskaya Telefonnaya Set'
(OJSC North-West Telecom since 2001)
Position: member of Board of Directors

Period: 2000 - present
Company: OJSC Svyazinvest
Position: General director, Chairman of Management Board

Period: 2000 - present
Company: NP Fund Telecom-Union
Position: Chairman of Council

Period: 2000 - present
Company: CJSC Sankt-Peterburgskiye Taksofony (St. Petersburg Payphones), OJSC Telecominvest
Position: Chairman of Board of Directors

Period: 2000 - 2003
Company: CJSC MobiTel
Position: Chairman of Board of Directors

Period: 2000 - present
Company: OJSC MGTS
Position: member of Board of Directors

Period: 2000 - present
Company: OJSC Rostelecom, OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company)
Position: Chairman of Board of Directors

Period: 2001 - 2002
Company: OJSC Electrosvyaz of Moscow Region
Position: Chairman of Board of Directors

Period: 2001 - present
Company: OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya
(OJSC Central Telecommunications Company)
Position: Chairman of Board of Directors

Period: 2000 - 2002
Company: OJSC Svyazinvest-Media
Position: Chairman of Board of Directors

Period: 2001 - 2004
Company: OJSC RTComm.RU
Position: Chairman of Board of Directors

Period: 2001 - 2002
Company: OJSC Electrosvyaz of Orel Region
Position: Chairman of Board of Directors

Period: 2001 - 2003
Company: NP Fund Rostelecom-Garantia
Position: Chairman of Council

Period: 2001 - present
Company: OJSC Natsionalnaya Taksofonnaya Set (National Payphone Network)
Position: Chairman of Board of Directors

Period: 2002 - present
Company: Russian Fund for the History of Telecommunications
Position: member of Management Board

Period: 2003 - present
Company: CJSC Football club ZENIT
Position: Chairman of Board of Directors

Period: 2004 - present
Company: Closed joint stock Insurance company Medexpress
Position: member of Supervisory Board

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Stanislav Petrosovich Avdiyants

Year of birth: 1946
Education: higher
Positions for the last 5 years:

Period: 2000 - 2000
Company: OJSC Svyazinvest
Position: Deputy Head of the Economic Forecasting and Aggregate Planning Department

Period: 2000 - present
Company: OJSC Svyazinvest
Position: Executive Director - Head of Economic and Tariff policies Department

Period: 2000 - 2000
Company: OJSC Yekaterinburgskaya Telefonnaya Set
(OJSC Yekaterinburg Telephone Network)
Position: member of Board of Directors

Period: 2000 - 2001
Company: OJSC Svyazinform of Chuvash republic
Position: member of Board of Directors

Period: 2000 - 2000
Company: OJSC Electrosvyaz of Kostroma Region
Position: member of Board of Directors

Period: 2000 - 2002
Company: OJSC Electrosvyaz of Kostroma Region
Position: Chairman of Board of Directors

Period: 2000, 2001 - 2002, 2003 - present
Company: OJSC Rostelecom
Position: member of Board of Directors

Period: 2001 - 2003
Company: OJSC Kostromskaya GTS (Kostroma GTS)
Position: member of Board of Directors

Period: 2001 - 2002
Company: OJSC Magadansvyazinform
Position: Chairman of Board of Directors

Period: 2002 - 2002
Company: OJSC Tsentralny Telegraf (Central Telegraph)
Position: member of Board of Directors

Period: 2003 - present
Company:   OJSC   Tsentralnaya   Telekommunikatsionnaya   Kompaniya
(OJSC   Central   Telecommunications   Company),   OJSC  Yuzhnaya
Telekommunikatsionnaya Kompaniya (South Telecommunications Company)
Position: member of Board of Directors

Stockholdings in the Company: 0.00081%
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Valery Victorovich Degtyarev

Year of birth: 1957
Education: higher
Positions for the last 5 years:

Period: 2000 - 2000
Company: Metrocom Company
Position: Head of Marketing and Development

Period: 2000-2000
Company: CJSC Komkor-TV
Position: First Deputy of General Director

Period: 2000-2001
Company: LLC DTS
Position: Deputy General Director

Period: 2001-2001
Company: CJSC Company TransTelecom
Position: Advisor to the President

Period: 2001- present
Company: CJSC Professional Telecommunications
Position: General Director, member of the Board of Directors

Period: 2004- present
Company: CJSC Radiotel, OJSC Rostelecom, OJSC Dalsvyaz'
Position: member of the Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Dmitry Yevgenievich Yerokhin.

Year of birth: 1950
Education: higher

Positions for the last 5 years:

Period: 2000 - 2001
Company: OJSC Rostelecom
Position: Deputy General Director - Head of TCMS -9

Period: 2001 - 2003
Company: OJSC Rostelecom
Position: First Deputy General Director, member of Management Board

Period: 2002 - present
Company: CJSC Globalstar - Space Telecommunications, OJSC IC Costars
Position: Chairman of Board of Directors

Period: 2002 - present
Company: OJSC MMTS-9, OJSC MTs NTT
Position: member of Board of Directors

Period: 2003 - present
Company: OJSC Rostelecom
Position: General Director, Chairman of Management Board

Period: 2004 - present
Company: NP Center for Research into Problems of the Development of Telecommunications
Position: member of Board of Directors

Period: 2005 - present
Company: NPF Telecom-Soyuz
Position: member of Council

Stockholdings in the Company: 0.00037%
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's  shares  that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Alexander Nikolaevich Kiselev

Year of Birth: 1962
Education: higher
Positions for the last 5 years:

Period: 2000 - 2000
Company: CJSC Investment Communications Company
Position: General Director

Period: 2000 - 2004
Company: RF Ministry for Communications and Information
Position: Deputy, First Deputy Minister for Communications and Information

Period: 2004 - 2004
Company: RF Ministry for Transportation and Communications
Position: Director of Department of State Policy in the Field of
Telecommunications and Postal Service

Period: 2004 - present
Company: RF Ministry for Information Technologies and Communications
Position: Assistant Minister for Information Technologies and Communications

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Sergey Ivanovich Kuznetsov

Year of Birth: 1953
Education: higher

Positions for the last 5 years:

Period: 1998 - 2001
Company: CJSC PeterStar
Position: General Director

Period: 2001 - 2003
Company: OJSC Rostelecom
Position: General Director, Chairman of Management Board

Period: 2002 - 2004
Company: OJSC Rostelecom
Position: member of Board of Directors

Period: 2003 - 2004
Company: OJSC Severo-Zapadny Telecom
Position: General Director and Chairman of Management Board

Period: 2004
Company: OJSC Severo-Zapadny Telecom
Position: member of Board of Directors

Period: 2004 - present
Company: CJSC Investment Communications Company
Position: First Deputy General Director and member of the Board

Period: 2001 - 2003
Company: OJSC ROE-Leasing
Position: member of Board of Directors

Period: 2003 - 2003
Company: OJSC ROE-Leasing
Position: Chairman of the Board of Directors

Period: 2001 - 2003
Company: CJSC Investment Communications Company
Position: member of the Board

Period: 2001 - 2003
Company: NPF Rostelecom-Garantia
Position: member of the Fund's Board

Period: 2001 - 2003
Company: CJSC Interfax-Telecom
Position: member of Board of Directors

Period: 2001 - 2004
Company: CJSC Telmos, CJSC Globalstar - Space Terlecommunications,
CJSC RTComm.RU
Position: member of Board of Directors

Period: 2003 - 2005
Company: Interregional Commercial Bank of Communications and Informatics Development (open-type joint stock company) OJSC Svyaz-Bank
Position: member of Board of Directors

Period: 2001 - 2004
Company: Non-Profit Partnership Center of Telecommunications Problems Studies
Position: member of Board of Partnership

Period: 2004 - present
Company: OJSC Telecominvest
Position: member of Board of Directors

Period: 2005 - present
Company: OJSC VolgaTelecom, OJSC CentrTelecom
Position: member of Board of Directors

Period: 2005 - present
Company: OJSC YUTK, OJSC Central Telegraph, OJSC Uralsvyazinform,
OJSC Dal'svyaz, OJSC Sibirtelecom
Position: Chairman of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Irina Mikhailovna Ragozina

Year of birth: 1950
Education: higher
Positions for the last 5 years:

Period: 2000 - present
Company: OJSC Svyazinvest
Position: Director of the Corporate Governance Department

Period: 2000 - 2001
Company: OJSC Peterburgskaya Telefonnaya Set'
Position: member of Board of Directors

Period: 2001 - present
Company: OJSC North-West Telecom
Position: member of Board of Directors

Period: 2000 - 2001
Company: OJSC Kamchatsvyazinform
Position: member of Board of Directors

Period: 2000 - 2002
Company: OJSC Chelyabinsksvyazinform
Position: Chairman of Board of Directors

Period: 2000 - 2000
Company: OJSC Lensvyaz
Position: member of Board of Directors

Period: 2000 - present
Company: OJSC MGTS
Position: member of Board of Directors

Period: 2000 - 2000
Company: OJSC Saint-Petersburg MMT
Position: member of Supervisory Board

Period: 2001 - 2002
Company: OJSC Kamchatsvyazinform
Position: Chairman of Board of Directors

Period: 2001 - 2002
Company: OJSC Electrosvyaz of Kurgan Reigion
Position: member of Board of Directors

Period: 2002 - present
Company: OJSC Rostelecom
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Vitaly Alexandrovich Slizen'

Year of Birth: 1970
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: OJSC Telecominvest
Position: Director of Department of Stationary Communications, Director of Department for Stationary Communications Projects Development

Period: 2000 - 2001
Company: CJSC Saint-Petersburg Payphones
Position: member of Board of Directors

Period: 2000 - 2001
Company: CJSC WebPlus
Position: member of Board of Directors

Period: 2000 - 2001
Company: OJSC Telecominvest
Position: member of Management Board

Period: 2000 - 2001
Company: OJSC Nationalnaya Taksofonnaya Set'
Position: member of Board of Directors

Period: 2000 - 2001
Company: CJSC Peterburg Transit Telecom
Position: member of Board of Directors

Period: 2000 - 2002
Company: CJSC SPIK
Position: member of Board of Directors

Period: 2001 - 2004
Company: OJSC Interregional Transit Telecom
Position: First Deputy General Director

Period: 2001 - 2004
Company: OJSC Interregional Transit Telecom
Position: member of Management Board

Period: 2002 - 2004
Company: OJSC Interregional Transit Telecom
Position: member of Board of Directors

Period: 2002 - 2004
Company: CJSC Neva-Line
Position: Chairman of Board of Directors

Period: 2002 - 2004
Company: OJSC Moscow Cellular Communications
Position: member of Board of Directors

Period: 2004 - present
Company: RF Ministry for Information Technologies and Communications
Position: Director of Department of State Policy in the Field of Information and Communication Technologies

Period: 2005 - present
Company: OJSC VolgaTelecom, Dal'svyaz, Giprosvyaz, Dagsvyazinform
Position: member of Board of Directors, OJSC Rostelecom

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none.



Mikhail Viktorovich Slipenchuk

Year of birth: 1965
Education: higher
Positions for the last 5 years:

Period: 2000 - present
Company: LLC Investitsionnaya Finansovaya Kompaniya Metropol
(LLC Metropol Investment Financial Company)
Position: General Director, member of Board of Directors

Period: 2000 - present
Company: LLC Varna-95
Position: General Director

Period: 2002 - present
Company: LLC Donskaya 13
Position: General Director

Period: 2004 - present
Company: Interregional public organization Federation of Kiokushinkai Karate-Do
Position: member of Board of Directors

Period: 2001 - 2002
Company: OJSC Elektroistochnik
Position: member of Board of Directors

Period: 2002 - 2003
Company: OJSC CB OBIBANK
Position: Chairman of Board of Directors

Period: 2002 - 2003
Company: NPP RTS Stock Exchange
Position: member of Board of Directors

Period: 2000 - present
Company: MFB
Position: member of Exchange Board

Period: 2002 - present
Company: OJSC Elektroistochnik
Position: Chairman of Board of Directors

Period: 2002 - 2004
Company: OJSC Ulyanovskenergo
Position: member of Board of Directors

Period: 2002 - present
Company: OJSC Rostelecom
Position: member of Board of Directors

Period: 2004 - present
Company: MOO West Center Oyama Kiokushinkai Karate-Do
Position: member of Board of Directors

Period: 2000 - present
Company: Regional Public Organization Bamboo, Society of Disabled People with Spinal Injuries and Diseases
Position: Member of Coordination Council

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none.



Natalia Alexandrovna Terentieva

Year of Birth: 1974
Education: higher
Positions for the last 5 years:

Period: 2000 - 2002
Company: CJSC KPMG
Position: Auditor

Period: 2002 - 2005
Company: CJSC TC Wimm-Bill-Dann
Position: Financial Controller

Period: 2005 -2005
Company: OJSC Wimm-Bill-Dann Produkty Pitaniya
Position: Risk Manager

Period: 2005 - present
Company: OJSC Rostelecom
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Yevgeny Alexandrovich Chechelnitsky

Year of Birth: 1973
Education: higher
Positions for the last 5 years:

Period: 2000 - 2004
Company: RF Ministry for Communications and Information
Position: Deputy Chief of Department for Economic and Investment Policy

Period: 2000 - present
Company: Federal Service for Communications Supervision
Position: Deputy Head of Federal Service for Communications Supervision

Period: 2005 - present
Companies: OJSC YUTK, OJSC Dal'svyaz, OJSC Uralsvyazinform, OJSC Giprosvyaz, OJSC Central Telegraph, OJSC Rostelecom
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


As of September 30, 2005, the duties of General Director of the Company were fulfilled by Dmitry Yevgenievich Yerokhin, (information given above).

As of September 30, 2005, the Management Board of the Company comprised:

Dmitry Yevgenievich Yerokhin, Chairman of Management Board
(information given above).


Sergey Lvovich Akopov

Year of birth: 1953
Education: professional
Positions for the last 5 years:

Period: 2000 - 2001
Company: CJSC PeterStar
Position: Office-Manager

Period: 2001 - 2003
Company: CJSC Petersburg Transit Telecom
Position: Administration Director

Period: 2003 - present
Company: OJSC Rostelecom
Position: Deputy General Director - Administration Director

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none.



Konstantin Vladimirovich Belyaev

Year of birth: 1968
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: OJSC Artelecom
Position: Deputy Chief Accountant, Chief Accountant

Period: 2001 - 2005
Company: OJSC Svyazinvest
Position: Chief Accountant

Period: 2005
Company: OJSC Svyazinvest
Position: Deputy General Director

Period: 2002
Company: OJSC Yartelecom
Position: member of Board of Directors

Period: 2002
Company: OJSC Artelecom
Position: member of Board of Directors

Period: 2003
Company: OJSC Mezhregionalny Kommerchesky Bank Razvitiya Svyazi i Informatiki
Position: member of Board of Directors

Period: 2002 - present
Company: OJSC MGTS
Position: member of Audit Commission

Period: 2002 -  2005
Company: OJSC TsentrTelecom
Position: member of Audit Commission

Period: 2005 - present
Company: OJSC TsentrTelecom, OJSC Sibirtelecom
Position: Chairman of Audit Commission

Period: 2003 -  2005
Company:  OJSC VolgaTelecom, OJSC Dal'svyaz
Position: Chairman of Audit Commission

Period: 2002 -  2005
Company:  OJSC Rostelecom, OJSC SZT
Position: member of Audit Commission

Period: 2005 - present
Company: OJSC Rostelecom
Position: member of the Management Board

Period: 2005 - present
Company: OJSC Svyazinvest
Position: member of the Management Board

Period: 2005 - present
Company: OJSC VolgaTelecom
Position: member of the Board of Directors

Period: 2005 - present
Companies: OJSC SZT, OJSC YUTK, OJSC Mezhregionalny Kommerchesky Bank Razvitiya Svyazi i Informatiki
Position: member of the Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Andrey Alexeevich Gaiduk

Year of birth: 1973
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: CJSC North-West Telecom Bank
Position: Head of Treasury - Deputy of Chairman of Management Board

Period: 2001 - 2004
Company: CJSC Russian Industrial Bank
Position: Chairman of Management Board

Period: 2004 - present
Company: OJSC Rostelecom
Position: Deputy General Director - Finance Director, member of Management Board

Period: 2003 - 2003
Company: OJSC CB Svayz-bank
Position: member of Board of Directors

Period: 2002 - 2004
Company: CJSC Registrator - Svyaz'
Position: member of Board of Directors

Period: 2005 - present
Company: CJSC Globalstar - Space Telecommunications, OJSC RTComm.RU, IJSC MMTS-9, CJSC MC NTT
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Dmitry Mikhailovich Gurevich

Year of birth: 1971
Education: higher
Positions for the last 5 years:

Period: 2000 - 2003
Company: Saint-Petersburg branch CJSC Lucent Technologies
Position: Project Director

Period: 2003 - present
Company: OJSC Rostelecom
Position: Deputy General Director - Project Director

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Alexander Ivanovich Isaev

Year of birth: 1953
Education: higher
Positions for the last 5 years:

Period: 1997-1999
Company: OJSC  St. Petersburg Telecom
Position: Deputy Commercial Director

Period: 1999-2001
Company: OJSC Peterstar
Position: Deputy Commercial Director on business development

Period: 2001 - 2003
Company: OJSC Rostelecom
Position: Deputy General Director - Commercial Director

Period: 2003 - 2005
Company: OJSC Rostelecom
Position: Deputy General Director- State working Director

Period: 2005 - present
Company: OJSC Rostelecom
Position: Deputy General Director

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Igor Alekseievich Kalugin

Year of birth: 1964
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: CJSC PeterStar
Position: Finance Director

Period: 2001 - 2003
Company: CJSC Petersburg Transit Telecom
Position: General Director

Period: 2003 - present
Company: OJSC Rostelecom
Position: First Deputy General Director - Director of MMT branch

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Aleksandr Aleksandrovich Lutsky

Year of birth: 1972
Education: higher
Positions for the last 5 years:

Period: 2000 - 2000
Company: CJSC Saint-Petersburg Payphones
Position: Finance Director

Period: 2000 - 2001
Company: CJSC Petersburg Transit Telecom
Position: Finance Director

Period: 2001 - present
Company: OJSC Rostelecom
Position: Chief Accountant

Period: 2002 - 2004
Company: OJSC Moscow Cellular Communications
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Vladimir Konstantinovich Mironov

Year of birth: 1956
Education: higher
Positions for the last 5 years:

Period: 2000 - 2000
Company: Military Service
Position: Military

Period: 2001 - 2002
Company: CJSC PeterStar
Position: Head of Security Department

Period: 2001 - present
Company: OJSC Rostelecom
Position: Deputy General Director on Personnel and Security

Period: 2003 - present
Company: LLC RTC-Sibir
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Galina Vasilievna Rysakova

Year of birth: 1967
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: OJSC International Airport Sheremetievo
Position: Head of HR Department

Period: 2001 - 2003
Company: OJSC Rostelecom
Position: Head of HR Department

Period: 2003 - present
Company: OJSC Rostelecom
Position: Deputy General Director - HR Director, member of Management Board

Period: 2005 - present
Company: CJSC SE Eistars
Position:  member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Dmitry Vyacheslavovich Sigalov

Year of birth: 1973
Education: higher
Positions for the last 5 years:

Period: 2000 - 2002
Company: OJSC Telecominvest
Position: Head of Legal Department

Period: 2002 - present
Company: OJSC Rostelecom
Position: Deputy General Director on Legal Issues, member of Management Board

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Vladimir Vladimirovich Terekhov

Year of birth: 1958
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: CJSC PeterStar
Position: Engineer, Manager, Senior Manager, Deputy Technical Director on Development and Re-engineering

Period: 2001 - 2003
Company: OJSC Rostelecom
Position: Deputy General Director - Technical Director

Period: 2001 - present
Company: OJSC Rostelecom
Position: member of Management Board

Period: 2003 - present
Company: OJSC Rostelecom
Position: First Deputy General Director, member of Management Board

Period: 2003 - 2004
Company: OJSC COMSET
Position: First Deputy General Director, member of Management Board

Period: 2004 - present
Company: CJSC Rustel
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Andrey Alexeevich Shlyapnikov

Year of Birth: 1951
Education: higher
Positions for the last 5 years:

Period:  - 2002
Company: CJSC Ekvant
Position: Regional Manager, Head of Representative Office in Novosibirsk

Period: 2002 - 2003
Company: OJSC RTCimm.RU
Position: General Director

Period: 2003 - 2005
Company: OJSC Rostelecom
Position: Deputy General Director for Quality Management

Period: 2005 - present
Company: OJSC Rostelecom
Position: Deputy General Director for Business Development

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


5.3 Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

The amount of all types of remuneration (including salaries, bonuses, commission charges, benefits and/or compensation of expenses, and also other material allowances) paid by the Company in 2004 is:

-    28.620.842,20 rubles to members of the Board of Directors;

-    64.754.659,79 rubles to members of the Management Board*.

* The amount of remuneration paid to Dmitry Ye. Yerokhin who acted at the same time as a member of Board of Directors and Management Board in 2004 is given in the item regarding the information on the Company's Management Board remuneration.

No material agreements were signed on these payments in current fiscal year.


5.4 Organization and Authority of the Auditing Bodies of the Issuer's Financial and Business Operations

As of September 30, 2005, the audit commission and the internal audit unit have operated within the Company, and an auditor has been appointed, in accordance with the Articles of Association of the Company and for the purpose of auditing its financial and business operations.

The Audit Commission was elected at the annual general meeting (AGM) of shareholders on June 25, 2005 to consist of two members. In accordance with the Company's Articles of Association, the Audit Commission's authority includes:

o    verifying the data contained in reports and other documents of the Company;

o revealing violations of the procedure established by the legal acts of the Russian Federation for financial accounting and reporting;

o verifying compliance with the legal standards for tax assessment and payment of taxes;

o revealing violations of the legal acts of the Russian Federation regulating the financial and business operations of the Company;

o assessing the cost-effectiveness of the financial and business operations of the Company.

The Internal Audit Unit was set up in the Company in 2002 as part of the Corporate Audit Division of the Financial Directorate under the Deputy General Director - Finance Director, and, as of September 30, 2005, has six members. The Division's Head is in charge of the Internal Audit Unit.

The Regulations on the Internal Audit Unit set out its main functions as follows:

- organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

- verifying the performance efficiency of the Company's units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company's management bodies;

- monitoring compliance by the Company's units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

- analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

- holding expert reviews of problem issues in the financial and business operations of the Company;

- considering and agreeing, on instructions from the Company's management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

- considering and agreeing, on instructions from of the Company's management, draft minutes of meetings of the Management Board, Board of Directors, and general meetings of the shareholders of the Company;

- revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

Information on the Company's Auditor is given in item 1.3 "The Issuer's auditor (auditors)".

On April 18, 2005 the Board of Directors of OAO "Rostelecom" approved a "Regulation on OAO Rostelecom securities trading" intended to prevent trading of the Company's securites and securities of other issuers based on essential information, which is not available to common public.


5.5 Members of the Bodies Auditing the Issuer's Financial and Business Operations The Audit Commission of the Company is made up of:

Gennady Ivanovich Kovalenko

Year of birth: 1946
Education: higher
Positions for the last 5 years:

Period: 2002- 2003
Company: OJSC Svyazinvest
Position: Chief of Section of Methodic Guidelines for Activities of Subsidiary Companies Legal Departments of the Legal Support Department

Period: 2003 - present
Company: OJSC Svyazinvest
Position: Chief of Section of Interaction with Subsidiary Companies of the Legal Support Department

Period: 2001 - 2002
Company: OJSC Electrosvyaz Chytinsky region
Position: Chairman of Board of Directors

Period: 2004 - 2005
Company: OJSC Sibirtelecom
Position: member of Board of Directors

Period: 2004 - 2005
Company: OJSC NorthWest Telecom
Position: member of Audit Commission

Period: 2005 - present
Company: OJSC Rostelecom, OJSC UTK, CJSC CenterTelecomService Moscow region, LLC South-Giprosvyaz
Position: member of Audit Commission

Period: 2005 - present
Company: OJSC Communication information technology
Position: Chairman of Audit Commission

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Svetlana Pavlovna Sinadskaya

Year of birth: 1971
Education: higher
Positions for the last 5 years:

Period: 2000 - 2001
Company: IBG GammaGroup
Position: consultant

Period: 2001 - 2005
Company: OJSC Svyazinvest
Position: Chief of Section of Tariff Policy of the Department of Economic and Tariff Policy.

Period: 2005 - present
Company: OJSC Rostelecom
Position: Deputy General Director

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to her: not applicable
Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to her: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


The Internal Audit Unit consists of:

Yelena Alekseevna Filippova

Year of birth: 1951
Education: higher
Positions for the last 5 years:

Period: 1997 - 1999
Company: OJSC Rostelecom, MMT branch
Position: Chief specialist in new services development department

Period: 2000 - 2003
Company: OJSC Rostelecom, MMTS-10 branch
Position: Chief specialist in new services development department

Period: 2003 - present
Company: OJSC Rostelecom
Position: Chief specialist of the audit service of the audit service of the Company's Internal Audit Unit

Stockholdings in the Company: 0.00099%
Interest in the total amount of Company's ordinary shares:: 0,000247%
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to her: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to her: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Dmitry Ivanovich Tkachenko

Year of birth: 1978
Education: higher
Positions for the last 5 years:

Period: 2000-2001
Company: LLC Interunion-Audit
Position: Expert of Audit Department

Period: 2001-2002
Company: CJSC Unicom MC - Consulting Group
Position: Auditor of Audit Department

Period: 2002-2003
Company: CJSC PriceWaterhouseCoopersAudit
Position: Consultant of Audit Department

Period: 2004 - present
Company: OJSC Rostelecom
Position: Lead Specialist of the Company's Internal Audit Unit

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Valery Petrovich Ryzhy

Year of birth: 1978
Education: higher
Positions for the last 5 years:

Period: 2000 - 2002
Company: CJSC Audit company FinEscort
Position: audit department expert

Period: 2002 - present
Company: OJSC Rostelecom
Position: Lead specialist of the Company's Internal Audit Unit

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Olga Vissarionovna Polunina

Year of birth: 1969
Education: higher
Positions for the last 5 years:

Period: 1996 - 1999
Company: Coca-Cola Molino Novosibirsk
Position: Chief accountant

Period: 1999 - 2000
Company: Fuel regional association
Position: Deputy General Director on Economics and Finance

Period: 2000 - 2002
Company: FIG Sayvur Management
Position: Finance manager

Period: 2002 - present
Company: OJSC Rostelecom
Position: Chief accountant of TCMS-12 branch, Internal auditor of Sibir branch of the Company's Internal Audit Unit

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Olga Kuzminichna Maligina

Year of birth: 1974
Education: higher
Positions for the last 5 years:

Period: 1999 - 2001
Company: LLC Poliver-1
Position: lawyer

Period: 2001 - 2002
Company: LLC Siberian audit company
Position: auditor

Period: 2002 - 2004
Company: AKF Top-Audit/CJSC Port-Audit
Position: auditor

Period: 2004 - 2005
Company: LLC AF LEV-Audit
Position: Head of Audit Department

Period: 2005 - present
Company: OJSC Rostelecom
Position: Internal auditor of Ural Company's Branch

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Alexander Vasiljievich Manyushko

Year of birth: 1974
Education: higher
Positions for the last 5 years:

Period: 2000
Company: OJSC Infotex Taganrog Telecom
Position: Deputy Financial Director

Period: 2000 - 2004
Company: OJSC Infotex Taganrog Telecom
Position: Financial Director

Period: 2004 - 2005
Company: OJSC Rostovagrosnabservice
Position: Chief of Section of the Economic, Financial and Credit Policy

Period: 2005 - present
Company: LLC AF LEV-Audit
Position: Head of Audit Department

Period: 2005 - present
Company: OJSC Rostelecom
Position: Internal auditor of Ural Company's Branch

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Nikolay Mihaylovich Iliadi
Year of birth: 1983
Education: aun0aa

Positions for the last 5 years:

Period: 2001 -2003
Company: CJSC Feofan Grek
Position: Economist (Accountant)

Period: 2003 -2004
Company: LLC Auditinform IBA
Position: Assistant  auditor

Period: 2004 -2005
Company: CJSC BDO Unikon
Position: Senior audtior

Period: 2005 - present
Company: OJSC Rostelecom
Position: Internal auditor of Central Company's Branch

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



Head of the Corporate Control Division, which includes Internal Audit Unit is Oleg Stanislavovich Shedenkov.

Oleg Stanislavovich Shedenkov

Year of birth: 1975
Education: higher
Positions for the last 5 years:

Period: 1998 - 2001
Company: RAO Norilsky Nickel
Position: chief specialist in internal audit department of the control and audit division

Period: 2001 - 2002
Company: OJSC GMK Norilsk Nikel
Position: Deputy Head of the Audit Department of the Control and Audit Division

Period: 2002 - 2003
Company: OJSC Rostelecom
Position: Head of the Internal Audit Unit

Period: 2003 - present
Company: OJSC Rostelecom
Position: Head of the Corporate Control Division

Period: 2003 - present
Company: CJSC Westelcom, CJSC Incom
Position: Chairman of Board of Directors

Period: 2003 - present
Company: CJSC Incom
Position: member of Board of Directors

Period: 2003 - 2004
Company: CJSC Westelcom
Position: Chairman of Board of Directors

Period: 2004 - present
Company: CJSC Westelcom
Position: member of Board of Directors, General Director

Period: 2004 - present
Company: OJSC RTK- Siberia
Position: Chairman of Board of Directors

Period: 2004 - 2005
Company: CJSC Telecom-center
Position: member of Board of Directors

Period: 2004 - 2005
Company: CJSC Ramsatcom
Position: member of Board of Directors

Period: 2005 -present
Company: OJSC InfoTeCS Taganrog Telecom
Position: Chairman of Board of Directors

Period: 2005 -present
Company: LLC Tver Telecom
Position: member of Board of Directors

Period: 2004 - present
Company: CJSC MTs NTT, CJSC Insurance Company Costars, CJSC Teleport-TP, CJSC InformKuryerSvyaz', CJSC NTTs Comset, LLC Artelecom Service, CJSC Transport digital network, CJSC Expo-Telecom, CJSC WestBaltTelecom, CJSC Teleinf, OJSC A-svyaz, CJSC GlobalTel
Position: member of Board of Directors

Stockholdings in the Company: none
Interest in the total amount of Company's ordinary shares: none
Quantity of issuer's shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable Stockholdings in affiliated companies: none
Interest in the total amount of affiliated companies' ordinary shares: none Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer's options belonging to him: not applicable
Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business Operations

Remuneration of the members of Audit Commission in the 2004 financial year amounted to: 1.781.702,00 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2004 financial year amounted to: 4.800.716,74 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2005 financial year is paid out in accordance with the unit's staffing table.


5.7 Number of Issuer's Employees, Employee Education and Category Summary Data, and Headcount Changes


            Indicator              2nd quarter of   3rd quarter of
                                        2005             2005

Average    payroll     employees,         24 018            23 439
persons
Amount   of   funds   spent   for      1 072 982,5       1 141 295,9
remuneration, rubles
Amount of funds  spent for social         27 537,1          45 910,7
security payments, rubles
Total   amount  of  funds  spent,      1 100 519,6       1 187 206,6
rubles



               Indicator                 2nd quarter   3rd quarter of
                                           of 2005          2005

 Employees aged under 25 years, %             5,1            4,96
 Employees aged between 25 and 35            17,79          19,78
 years, %
 Employees aged between 35 and 55           65,67           63,24
 years, %
 Employees aged over 55 years, %            11,44           12,02
 Total:                                      100             100
 Including:
    With a secondary and/or complete        24,39           24,37
    general education, %
    With a primary and/or secondary         42,55           43,59
    vocational education, %
    With a higher vocational                33,06           32,04
    education, %
    With a post-university vocational        0,14           0,14
    education, %

Labor union cells that constitute primary trades union organizations of the All-Russia Labor Union of Communications Workers of the Russian Federation have been set up in almost every Company's branch.

The All-Russia Labor Union of Communications Workers of the Russian Federation was founded on November 15, 1905 and today has about 780,000 members.


5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)

As of September 30, 2005, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.



VI.  THE ISSUER'S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS

6.1 The Total Number of the Issuer's Shareholders (Participants)

As of Septemder 30, 2005, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 18,179 entities, including 31 nominee holders.


6.2 The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20% Of Their Ordinary Shares

As of September 30, 2005, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1. Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

Short name: OJSC Svyazinvest
TIN: 7710158355
Address: 55 Plyushchikha St. Bld. 2, Moscow, 119121
Interest in the Company's charter capital: 38%
Interest in the total amount of Company's ordinary shares: 50.67%
Shareholders of OJSC Svyazinvest include:

o Full name: Federal Property Management Agency on behalf of the Russian Federation
   Short name: Federal Property Management Agency on behalf of the Russian Federation
   TIN: 7704097841
   Address: 9, Nicol'sky per., Moscow, 103685
   Interest in the charter capital of OJSC Svyazinvest: 25% minus 2 shares Interest in the total amount of OJSC Svyazinvest ordinary shares:
   25% minus 2 shares
   Interest in the Company's charter capital: 0%
   Interest in the Company's ordinary shares: 0%

o Full name: Ministry for Property Relations of Russian Federation Short name: Ministry for Property Relations
   TIN: 7710144747
   Address: 9, Nicol'sky per., Moscow, 103685
   Interest in the charter capital of OJSC Svyazinvest: 50% plus 1 share Interest in the total amount of OJSC Svyazinvest ordinary shares:
   50% plus 1 share
   Interest in the Company's charter capital: 0%
   Interest in the Company's ordinary shares: 0%

o  Full name: MUSTCOM LIMITED
   Short name: Mustcom Ltd
   TIN: not applicable
   Address: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus Interest in the charter capital of OJSC Svyazinvest: 25% plus 1 share Interest in the total amount of OJSC Svyazinvest ordinary shares:
   25% plus 1 share
   Interest in the Company's charter capital: 0%
   Interest in the Company's ordinary shares: 0%


2. Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC Short name: CJSC ING Bank (Eurasia)
   TIN: 7712014310
   Address: 31 Krasnaya Presnya St., Moscow, 123022
   Nominee holder
   Interest in the Company's charter capital: 26.21%
   Interest in the Company's ordinary shares: 27.37%


3. Full name: Non-profit Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)

Short name: NP NDC
TIN: 7706131216
Address: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009
Nominee holder
Interest in the Company's charter capital: 13,33%
Interest in the Company's ordinary shares: 12,05%


4. Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company)

Short name: CJSC DCC
TIN: 7710021150
Address: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047
Nominee holder
Interest in the Company's charter capital: 8,72%
Interest in the Company's ordinary shares: 5,60%


6.3 Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special Rights (The Golden Share)

As of September 30, 2005, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.


6.4 Restrictions Concerning Participation In The Issuer's Charter (Share) Capital (Equity Fund)

There are no restrictions set by the Company's Charter and applicable Russian Federation legislation on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

However, in accordance with Chapter 10 of the Federal Law on Joint Stock Companies, an entity that intents alone or jointly with its affiliates to acquire 30% or more of the ordinary shares placed by the Company totaled with own ordinary shares shall notify the Company in writing of its intention to acquire the said shares not earlier than 90 days and not later than 30 days before the share acquisition date. The entity, that alone or jointly with its affiliates has acquired 30% or more of the ordinary shares placed by the Company totaled with own ordinary shares shall offer to buy ordinary shares of other shareholders or securities convertible into ordinary shares at a market price that is no less than the weighted average purchase price for such securities obtaining over the past six months preceding the date of the acquisition of the Company's shares. The offer of entity that has acquired ordinary shares pursuant to above-mentioned procedure, to buy ordinary shares shall be sent to all shareholders in writing. Moreover, in accordance with the law of the Russian
Federation on Competition and the Limitation of Monopolistic Activities on Commodity Markets, the acquisition by an entity (group of entities) of voting shares in the Company's charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.


6.5 Changes In The Composition and Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares

As of May 06, 2005, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2004 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
  The interest in the charter capital of the Company: 38.00%
  The interest in the outstanding ordinary shares of the Company: 50.67%

  Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
  The interest in the charter capital of the Company: 21.76%
  The interest in the outstanding ordinary shares of the Company: 25.39%

  Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
  Abbreviated name: NP National Depositary Center
  The interest in the charter capital of the Company: 15.07%
  The interest in the outstanding ordinary shares of the Company: 14.96%

  Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
  Abbreviated name: CJSC Depositary and Clearing Company
  The interest in the charter capital of the Company: 7.63%
  The interest in the outstanding ordinary shares of the Company: 3.56%


As of May 11, 2004, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2003 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
  The interest in the charter capital of the Company: 38.00%
  The interest in the outstanding ordinary shares of the Company: 50.67%

  Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
  The interest in the charter capital of the Company: 23.71%
  The interest in the outstanding ordinary shares of the Company: 27.18%

  Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
  Abbreviated name: NP National Depositary Center
  The interest in the charter capital of the Company: 12.08%
  The interest in the outstanding ordinary shares of the Company: 10.68%

  Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
  Abbreviated name: CJSC Depositary and Clearing Company
  The interest in the charter capital of the Company: 7.94%
  The interest in the outstanding ordinary shares of the Company: 5.71


As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
  The interest in the charter capital of the Company: 38.00%
  The interest in the outstanding ordinary shares of the Company: 50.67%

  Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
  The interest in the charter capital of the Company: 23.55%
  The interest in the outstanding ordinary shares of the Company: 25.92%

  Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
  Abbreviated name: NP National Depositary Center
  The interest in the charter capital of the Company: 11.36%
  The interest in the outstanding ordinary shares of the Company: 9.34%


As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
  The interest in the charter capital of the Company: 38.00%
  The interest in the outstanding ordinary shares of the Company: 50.67%

  Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
  The interest in the charter capital of the Company: 19.25%
  The interest in the outstanding ordinary shares of the Company: 25.66%

  Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
  Abbreviated name: NP National Depositary Center
  The interest in the charter capital of the Company: 5.98%
  The interest in the outstanding ordinary shares of the Company: 5.88%

  Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
  Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
  The interest in the charter capital of the Company: 5.80%
  The interest in the outstanding ordinary shares of the Company: 2.20%

  Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
  Abbreviated name: CJSC Depositary and Clearing Company
  The interest in the charter capital of the Company: 5.35%
  The interest in the outstanding ordinary shares of the Company: 4.05%


As of May 9, 2001, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2000 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
  The interest in the charter capital of the Company: 38.00%
  The interest in the outstanding ordinary shares of the Company: 50.67%

  Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
  The interest in the charter capital of the Company: 20.68%
  The interest in the outstanding ordinary shares of the Company: 27.57%

  Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
  Abbreviated name: CJSC Depositary and Clearing Company
  The interest in the charter capital of the Company: 7.02%
  The interest in the outstanding ordinary shares of the Company: 5.86%

  Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
  Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
  The interest in the charter capital of the Company: 5.88%
  The interest in the outstanding ordinary shares of the Company: 1.66%

  Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
  Abbreviated name: NP National Depositary Center
  The interest in the charter capital of the Company: 4.36%
  The interest in the outstanding ordinary shares of the Company: 5.03%


6.6  Interested Party Transactions Entered into by the Issuer

During the 3rd quarter of 2005 the Board of Directors approved a number of the transactions but the total amount of these transactions calculated for the whole period of contacts in effect can not assessed in contrast to amount calculated for relevant periods of the contracts.

During the 3rd quarter of 2005 no transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company's assets.

During the 3rd quarter of 2005 the Company executed and the Board of Directors approved no interested party transactions (groups of interrelated transactions) when such approval is obligatory by the Russian Federation legislation.


6.7  Accounts receivable

                                in thousand rubles
----------------------------------------------------
           Indicator           As of September
                                  30, 2005
----------------------------------------------------
----------------------------------------------------
  Total amount of accounts            7 015 045
  receivable
----------------------------------------------------
  Including overdue                   1 754 916
----------------------------------------------------


The structure of accounts receivable of the Company as of September 30, 2005 in thousand rubles

------------------------------------------------------------------------
     Type of account receivable              Time of incurring
                                     -----------------------------------
                                     -----------------------------------
                                        To 1 year        Over 1 year
------------------------------------------------------------------------
------------------------------------------------------------------------
Debts of buyers and customers            5 814 831                 -
------------------------------------------------------------------------
    Including overdue                    1 432 558                 O
------------------------------------------------------------------------
Promissory notes receivable, rubles              -                 -
------------------------------------------------------------------------
    Including overdue                            -                 O
------------------------------------------------------------------------
Debts        of         participants             -                 -
(shareholders)   with   respect   to
contributions to charter capital
------------------------------------------------------------------------
    Including overdue                            -                 O
------------------------------------------------------------------------
Advances issued                            333 276            16 713
------------------------------------------------------------------------
    Including overdue                      104 449                 O
------------------------------------------------------------------------
Other debtors                              850 184                41
------------------------------------------------------------------------
    Including overdue                      217 909                 O
------------------------------------------------------------------------
Total                                    6 998 291            16 754
------------------------------------------------------------------------
    Including overdue                    1 754 916                 O
------------------------------------------------------------------------

As of September 30, 2005 the Company has no debtors accounting for at least 10% of total amount of accounts receivable 701 505 thousand rubles.



VII. The Issuer's Accounting Statements And Other Financial Information

7.1. The Issuer's Annual Accounting Statements

According to the requirements of the Regulation On the Disclosure of Information by Issuers of Emission Securities approved by Order No. 05-5/pz-n of the Federal Financial Markets Service dated March 16, 2005, this information is not provided in the quarterly statement of the Company for the 3rd quarter of 2005.


7.2. The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter

This report is supplemented with the Company's quarterly accounting statements for the first nine months of 2005 financial year compiled in accordance with Russian Federation law (Annex No. 1).


7.3. The Issuer's Consolidated Accounting Statements for the Latest Complete Financial Year

The Company does not report with consolidated accounting statements compiled in accordance with Russian Federation law, as the consolidated financial statements are prepared pursuant to International Financial Reporting Standards (IFRS).

The consolidated financial statements of IAI Rostelecom for 2004, translated from origional English version and drawn up in accordance with IFRS in English, are attached to this report (Attachment No. 2)


7.4. Issuer's Accounting Policy

The text of the Accounting Policy for Business Accounting in 2005 is provided in Attachment No. 3 to this report.


7.5. Total Exports and Exports as a Percentage of Total Sales

-------------------------- ---------------------------------------------
                                       3rd quarter of 2005
-------------------------- ---------------------------------------------
                            thousand rubles   % of revenue earned from
                                                   all activities
-------------------------- ------------------ --------------------------
Total Company revenue          1 256 959               12.25%
from services export
-------------------------- ------------------ --------------------------


7.6. Issuer's Real Estate Value and Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete Financial Year

As of September 30, 2005, the value of the Company's real estated amounted to:
-----------------------------------------------------------------------------
   No    Description of      Full value      Accrued       Residual value
          fixed assets         after
             group          revaluation                  less depreciation)
                            (replacement   depreciation, after revaluation
                              value),        thousand   ((residual value),
                          thousand rubles.   rubles.      thousand rubles.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
   1     Buildings and        20 918 355    13 500 208         7 418 147
         structures
-----------------------------------------------------------------------------
   2     Lodgings                526 791         4 895           521 896
-----------------------------------------------------------------------------
         Total, thousand      21 445 146    13 505 104         7 940 043
         RUR
-----------------------------------------------------------------------------

During the reporting period no evaluations of real estate were undertaken by the evaluator, and no significant changes in the composition of real estate occurred.

No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.


7.7. The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

During three preceding years up to the end of the 3rd quarter of 2005 OJSC Rostelecom was involved in the following material judicial proceedings:

1. The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that was considered in the 4th quarter of 2003. A cassation appeal was repealed.

2. The case of a claim by OJSC Rostelecom against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution on tax liability dated October 29, 2002 for tax violation in the form of non-payment (failure to pay in full) of Uniform Social Tax as a result of incorrect tax calculation, in the form of a penalty of 20% of the amount of unpaid tax-384,293.23 rubles, and on recovering from OJSC Rostelecom of unpaid tax in the amount of 1,921,466.16 rubles. In the opinion of the tax authority OJSC Rostelecom, in calculating and making advance payments of UST for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By a ruling of the Arbitrazh Court of the City of Moscow preliminary hearing was held on December 23, 2002. By decision of the court of first instance dated January 22, 2003, No. 40 Resolution of October 29, 2002 was declared invalid as inconsistent with tax law. By its ruling of June 17, 2003 based on the examination of the appeal filed by Interregional Tax Inspectorate No. 40 for the City of Moscow the cassation instance of the Federal Arbitrazh Court of the Moscow Circuit upheld the decision of the court of first instance and dismissed the cassation appeal filed by Interregional Tax Inspectorate No. 40.

3. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and default interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit's failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Court of Moscow by its decision of June 2, 2003 sustained the amended claim by OJSC Rostelecom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of default interest for the use of borrowed money, In accordance with the court's decision the principal amount was paid by the Russian Defense Ministry. The Federal Arbitrazh Court of the District of Moscow reversed, on the basis of the decision of the High Arbitrazh Court, the said decision with respect to collection of accrued interest and sent the case to the first instance for a new trial. On April 28, 2004 the Arbitrazh Court of the City of Moscow adopted the decision to collect in favour of OJSC Rostelecom the accrued interest in amount of 6,391,929.63 RUR decreased by 50% in cause of disproportion between the amount of the accrued interest and the consequences of commitments failure. Writ of execution to pay the interest for using other people' money in the amount of 6,391,929. 63 rubles paid on 07.04.2005.

4. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed "as having no legal grounds." The claim of
     56,485,611.59 was paid out on March 31, 2004, by the writ of execution directed to the Specialized Department of the Federal Treasury of the City of Moscow of the Russia's Ministry of Finance.

5. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution #90/03. Hearings were held on November 27, 2003 and December 23, 2003. By decision of the Artibrazh Court dated December 23, 2003 the case consideration is scheduled for January 12, 2004. By the decision of the Artibrazh Court of the City of Moscow dated January 12, 2004 the claim was paid off except the part of small account. The decision of appeal instance of the Artibrazh Court of February 29, 2004 let the said decision valid. On June 7, 2004
     Interregional Inspectorate of the Russian Federation Ministry for Taxes filed the cassation appeal on established court resolutions. The decision of cassation instance of the Artibrazh Court of July 13, 2004 let the said decision valid.

6. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 73,811,788.75 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during January and August of
     2003). On February 2, 2004 the Arbitrazh Court adopted the decision of satisfying the full amount of claim by the Company and issued a writ of execution for initiating of execution action. Under the writ of execution submitted to the Russia's Ministry of Finance Specialized Department of the Federal Treasury of the City of Moscow the debt was paid out in part of 19,753,178 rubles on December 29, 2004. Residual writ of execution sum in the amount of 54,058,610.75 rubles was paid on 10.06.2005.

7. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 57,069,824.32 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during September and December of 2003). As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 42,691,241.30 rubles on March 22, 2004, the value of the claim was changed to 14,378,583.02 rubles. On April 13, 2004 the Arbitrazh Court adopted the decision of satisfying the changed amount of the claim by the Company. The writ of execution of 14,378,583.02 rubles was submitted to the Russia's Ministry of Finance Specialized Department of the Federal Treasury of the City of Moscow.

8. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 57,446,828.49 rubles and forfeit of 1,559,450.99 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37TV/3632/52-10 dated March 3, 2002 (in period between November and December of 2003). As after the Company's application to the court FSUE VGTRK had paid the principal debt in amount of 57,446,828.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,559,450.99 rubles by the claim of the Company. Under the writ of execution the amount of forfeit was directly debited in acceptance-free procedure from the FSUE VGTRK banking account.

9. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, including the principal in amount of 80,985,867.41 rubles and the fine of 6,127,692.66 rubles. As the debt was repaid in part by the OJSC First Channel before the court hearings the Arbitrazh Court of the City of Moscow adopted decision of satisfying the claim by the Company in amount of 71,147,406.79 rubles and issued a writ of execution for initiating of execution action. The writ of execution in amount of 71,147,406.79 rubles, including the principal of 65,019,714.13 rubles and the fine for the delays in liabilities fulfillment in amount of 6,127,692.66 rubles, was submitted to the Court Officer Service of the Central Board of the Ministry of Justice of the city of Moscow. The amount of claim was recovered by OJSC First Channel on June 24, 2004 according to the writ of execution. The execution action was completed.

10. On November 17, 2003 OJSC Rostelecom submitted to the court the statement of the claim for recovery of excessive tax payments, which had not been refunded at scheduled date. By the decision of the Arbitrazh Court of the City of Moscow dated February 2, 2004 upon the case No. A4052027/03-129-121 Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 was obligated to refund the excessive profit tax payments in amount of 10,237,650 rubles to the Company and to add and pay the interest for the period during January 21 and November 3, 2003 in amount of 1,380,027.58 rubles for the overdue refunding of the excessive profit tax payments. On April 13, 2004 the appeal was rejected. On June 16, 2004 Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 filed the cassation appeal. The decision of the Arbitrazh Court of the City of Moscow dated July 20, 2004 was let valid under the decision of the cassation instance.

11. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 47,039,120. 49 rubles and forfeit of 1 391 442, 65 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37RV/3632/52-10 dated March 13, 2002 (in period between November and December of 2004). As after the Company's application to the court FSUE VGTRK had paid the principal debt in amount of 47,039,120.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,391,442.65 rubles by the claim of the Company. Under the writ of execution the amount of forfeit was directly debited in acceptance-free procedure from the FSUE VGTRK banking account.

12. On September 8, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Resolution No. 40 (No 07-42/43) dated August 28, 2004 of Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation claiming the Company to pay tax commitments in of 281,388,177 rubles, penalties in amount of 56,277,635 and fine. Under the decision of the Arbitrazh Court of the City of Moscow dated November 10, 2004 the claim by the Company was satisfied. The decision of court of the first instance was let valid under the decision of the Federal Arbitrazh Court of Moscow region dated March 31, 2005.

13. On September 23, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. No1241/r dated August 28, 2004 of the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 to pay taxes in amount of 280 836 378 rubles. Under the decision of the Arbitrazh Court of the City of Moscow the claim by the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 was declared invalid. The decision of court of the first instance was let valid under the decision of the Federal Arbitrazh Court of Moscow region dated March 29, 2005.

14. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, in amount of 103,996,467.37 rubles including the principal in amount of 96,505,139.94 rubles and the fine of 7,491,327.43 rubles. Under the decision of the Arbitrazh Court of the City of Moscow the claim by the Company was satisfied. The amount of debt was partially paid out by the OJSC First Channel before issuing of the writ of execution by the Arbitrazh Court of the City of Moscow. OJSC First Channel paid out the amount of debt before submitting of the writ of execution.

15. On February 10, 2005 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. 04/r dated February 04, 2005 of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service to pay forfeit in amount of 74 211 166,72 rubles. Under the decision of the Arbitrazh Court of the City of Moscow in case No.A40-6326/05-116-75 the claim by the Company was satisfied. By resolution of the Court of Appeals dated 06.06.2005 the Arbitrazh Court decision remains in force. The decision of court of the first instance was upheld under the decision of the Federal Arbitrazh Court of Moscow region and appeal and dismissed the cassation appeal filed by Interregional Inspectorate No 48 of the Russian Federal Tax Service.

16. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, in amount of
     112,551,914.98 rubles including the principal in amount of 103,516,391.74 rubles and the fine of 9,035,523.24 rubles. Preliminary Court hearings were held on May 10, 2005. Because of the need to submit additional evidence the preliminary court hearing was postponed to June 10, 2005. By judicial definition of June 10, 2005, the case was scheduled for court hearings on July 05, 2005. Under the decision of the Arbitrazh Court of the City of Moscow dated July 05,2005 the claim by the Company in the amount of 112 551
     914.98 RUR was satisfied and issued a writ of execution for initiating of execution action. The amount of claim was recovered by OJSC First Channel before submitting of the writ of execution.

17. The claim was for OJSC Rostelecom on recovering the debt in principal amount and fine of 52 457 249.40 RUR for communication services provided by the Company according to the Contract (1)UpiOK-3/24 to 764 dated January 01, 2003, including the principal amount of 48 765 498.62 RUR and the fine in amount of 3 691 750.78 RUR. Preliminary court hearing were held on September 05,2005. The case was scheduled for court hearing on October 27, 2005.

18. The case considered by Arbitrazh Court of the City Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 133 457 242.06 RUR and forfeit of 6 384 562.72 RUR dated May 20, 2005. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under contract No.6662/57-00/629-04-16 dated July 23, 2004 (in period between August 2004 and January 2005). As after the Company`s application to the court FSUE VGTRK had paid the principal debt in amount of 133 475 242.06 RUR the Arbitrazh Court of Moscow adobted the decision of refunding the forfeit of 6 384 562.72 RUR by the claim of the Company.

19. On August 24, 2005 OJSC Rostelecom submitted to the court the statement to declare invalid the claim dated August 08, 2005 (1) 55/p to pay taxes and Decision (1) 39/p dated August 09,2005 on recovering taxe, duty and fine to according which the Company was offered to pay VAT in amount of 398 975 763 RUR. By judicial definition of the Arbitrazh Court of the City Moscow dated of September 30, 2005 the hearings consideration is scheduled for Jctober 24, 2005. Judicial definition of the Arbitrazh Court of the City of Moscow dated of August 29, 2005 is appeal in the frame of this case about refusing the petition satisfaction to take providing measures. By judicial definition dated September 21, 2005 the appeals instance repealed the appeal filed by OJSC Rostelecom on court decision dated August 29, 2005.
     20. On July 13, 2005 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No.07-42/20 dated June 20, 2005 of the Interregional Inspectorate No.48 of Russian Federal Tax Service on tax liability on the basis of refusing OJSC Rostelecom in compensation VAT in amount of 78 013 248 RUR, set the illegal use by the Company tax deductions on VAT and depreciation it in amount of 320 962 515 RUR. By decision of the tax service the Company also was called to tax account for non-payment (failure to pay in full) of VAT for January 2005 the fine in amount of 64 192 503 RUR. By the dicision of the Arbitrazh Court of the city of Moscow dated September 08, 2005 on the case No.A40-38496/05-126-311 the decision of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service of the city of Moscow dated June 20, 2005 No.07-42/70 was declared invalid in part of refusal to compensate VAT in amount of 18 RUR, adding VAT to pay in amount of 320 962 515 RUR, fine. In other part the claim was repealed.



VIII. ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES

8.1  Additional Information About the Issuer

8.1.1. The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure

The amount of the charter capital of the Company as of September 30, 2005 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

Information on issuer's shares circulating outside the Russian Federation in accordance with foreign law on foreign issuers' securities that certifies the rights to issuer's shares:

As of September 30, 2005 26.55% of the Company's ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts II Level (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

The Company's ADR have been listed on the New York Stock Exchange, and are also traded on London Stock Exchange, Deutsche Bourse and other stock exchanges.

Information on permits from the Federal Commission to admit the relevant category (type) issuer's shares for circulation outside the RF: not applicable.

Changes in the Size of the Issuer's Charter (Share) Capital (Equity Fund)

In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom's shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the general meeting of shareholders (Minutes No. 1 dated July 1, 1999).

As of the end of 1998, the Company's charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0,0025 rubles each.

As of the end of 1999, the Company's charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0,0025 rubles each.


8.1.3. Formation and Uses of the Issuer's Reserve Fund and Other Funds

Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company's net profits until the amount of the reserve fund reached 15% of the Company's charter capital. The reserve fund is designated for covering the Company's losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company's Charter. The reserve fund cannot be used for any other purposes.

The information on the amount and the uses of Reserve fund:

-------------------------------------------------------------
              Indicator                As of September 30,
                                               2005
-------------------------------------------------------------
-------------------------------------------------------------
  Amount of reserve fund stated by                    364
  the foundation documents, in
  thousand rubles
-------------------------------------------------------------
  Amount of reserve fund as of the
  expiry date of ended fiscal year
  (quarter), in thousand rubles.                      364
-------------------------------------------------------------
  Amount of reserve fund as of the
  expiry date of ended fiscal year
  (quarter) in % to the charter
  capital                                             15%
-------------------------------------------------------------
  Amount of assignments to the
  reserve fund during the 3nd quarter
  of 2005, in thousand rubles                           -
-------------------------------------------------------------
  Amount of reserve fund used during
  the ended fiscal year (quarter), in
  thousand rubles                                       -
-------------------------------------------------------------
  Uses of reserve fund
-------------------------------------------------------------


8.1.4.  The Procedure For Convening Meetings Of The Issuer's Top Management Body

Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

The shareholders should be notified of a forthcoming general meeting no less than 30 calendar days prior to the deadline for accepting ballot-papers by sending the following documents to the shareholders by registered mail:

o    the text of a notice about a forthcoming general meeting;

o    voting ballots.

In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders' right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

An extraordinary general meeting of shareholders shall be held by decision of the Board of Directors passed by a majority of its members attending the meeting on its own initiative or at a request from the Audit Commission or the auditor of the Company, as well as of a shareholder (shareholders) holding in the aggregate no less than 10% of the Company's voting shares as of the date of such request. A request for calling an extraordinary meeting of shareholders may be:

o    mailed to the address of the Company's location;

o served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

If a request is sent by an ordinary letter or other ordinary mail, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request, and if a request for calling an extraordinary general meeting is sent by registered letter or other registered mail, it shall be the date when such mail was served to the addressee against receipt. In the event of service against receipt the date of service shall be the date of filing such request.

Information to be provided to shareholders in preparation for a General Meeting of Shareholders includes:

o    annual accounting statements of the Company;

o statements by the Company's Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

o    information on candidates for the Board of Directors;

o    information on candidates for the Audit Commission;

o    information on the proposed auditor of the Company;

o draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

o draft resolutions of the general meeting of shareholders proposed by persons entitled under the Charter of the Company to propose issues to be placed on the agenda of a meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

o any other information (materials) required for passing resolutions on the items of the agenda of a general meeting of shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a general meeting of shareholders.

The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the general meeting of shareholders in preparation for the general meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the general meeting of shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.


8.1.5. Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares

Information on commercial entities in which the Company owns no less than 5 per cent of the charter capital or no less than 5 per cent of ordinary shares as of September 30, 2005:

Short name: CJSC Westelcom
Full name: Closed-type joint stock company Westelcom
Address: 117485, Moscow, Butlerov str., 7
Issuer's interest in charter capital: 100.00%
Company's interest in charter capital of issuer:  0%

Short name: CJSC MC NTT
Full name: Closed-type joint stock company Moscow Center of New
Telecommunications Technologies
Address: 121002, Moscow, Arbat str., 46
Issuer's interest in charter capital: 100.00%
Company's interest in charter capital of issuer: 0%

Short name: Branch establishment Malakhit Boarding House
Full name: Branch establishment Malakhit Boarding House
Address: 334200, Ukraine, AR of Crimea, Yalta, Shcherbaka str., 15 Issuer's interest in charter capital: 100.00%
Company's interest in charter capital of issuer: 0%

Short name: LLC Informtek
Full name: Limited Liability Company Informtek
Address: 334200, Ukraine, AR of Crimea, Yalta, Sokhanya str., 7
Issuer's interest in charter capital: 99.90%
Company's interest in charter capital of issuer:  0%

Short name: CJSC RTC-Center
Full name: Closed-type joint stock company RTC-Center
Address: 107078, Moscow, Kalanchevskaya str., 15a
Issuer's interest in charter capital: 99.00%
Company's interest in charter capital of issuer:  0%

Short name: III RTC-Sibir
Full name: Limited Liability Company RTC-Sibir
Address: 660100, Krasnoyarsk, K. Marx str., 246
Issuer's interest in charter capital: 90.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Telecomcity
Full name: Closed-type joint stock company Telecomcity
Address: 127091, Moscow, Delegatskaya str., 5
Issuer's interest in charter capital: 80.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC SK Costars
Full name: Closed-type joint stock company Insurance Company of Communications Employees Trade Union Costars
Address: 129278, Moscow, Pavel Korchagin str., 2
Issuer's interest in charter capital: 60.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Incom
Full name: Closed-type joint stock company Incom
Address: 121021, Moscow, Zubovsky blvd., 27/26 building 3
Issuer's interest in charter capital: 54.38%
Company's interest in charter capital of issuer:  0%

Short name: CJSC Telebarents
Full name: Closed-type joint stock company Telebarents
Address: 185014, Petrozavodsk, Parkovaya str., 37
Issuer's interest in charter capital: 51.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Globaltel
Full name: Closed-type joint stock company Globalstar - Space Telecommuncations
Address: 147427, Moscow, Dubovaya Roshcha str., 25 building 2
Issuer's interest in charter capital: 51.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Akvapark RO
Full name: Closed-type joint stock company Akvapark RO
Address: 103091, Moscow, Delegatskaya str., 5
Issuer's interest in charter capital: 50.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Rostelecomport
Full name: Closed-type joint stock company Rostelecomport
Address: 190000, Saint-Petersburg, Angliyskaya emb., 10
Issuer's interest in charter capital: 50.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Teleport - TP
Full name: Closed-type joint stock company Teleport - TP
Address: 129223, Moscow, pr. Mira, All-Russia Exhibition Center (VVC) Issuer's interest in charter capital: 44.00%
Company's interest in charter capital of issuer: 0%

Short name: OJSC CK Delovaya Set' (Business Network)
Full name: Open-type joint stock company Central Company Delovaya Set'
Address: 123098, Moscow, Marshal Vassilevsky str., 1 building 2
Issuer's interest in charter capital: 43.50%
Company's interest in charter capital of issuer: 0%

Short name: CJSC InformKurierSvyaz
Full name: Closed-type joint stock company InformKurierSvyaz
Address: 117419, Moscow, 4th Verkhne-Mikhailovsky lane, 6
Issuer's interest in charter capital: 25.25%
Company's interest in charter capital of issuer:  0%

Short name: OJSC MMTS # 9
Full name: Open-type joint stock company Moscow Long-Distance Telephone Station # 9
Address: 117485, Moscow, Butlerov str., 7
Issuer's interest in charter capital: 36.86%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Razbeg-Marafon
Full name: Closed-type joint stock company Razbeg-Marafon
Address: 129116, Moscow, Trifonovskaya str., 56
Issuer's interest in charter capital: 33.33%
Company's interest in charter capital of issuer: 0%

Short name: OJSC RTComm.Ru
Full name: Open-type joint stock company RTComm.Ru
Address: 121021, Moscow, Olsufievsky per., 8 building 1
Issuer's interest in charter capital: 31.10%
Company's interest in charter capital of issuer:  0%

Short name: IDI TV and Radio Company Yalta
Full name: Subsidiary Liability Company TV and Radio Company Yalta
Address: 334200, Ukraine, AR of Crimea, Yalta, Sokhanya str., 7
Issuer's interest in charter capital: 30.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Rustel
Full name: Closed-type joint stock company Rustel
Address: 129278, Moscow, Pavel Korchagin str., 2
Issuer's interest in charter capital: 25.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC NTC Comset
Full name: Closed-type joint stock company Scientific and Technical Center
Comset
Address: 111141, Moscow, Zeleny prospekt, 7
Issuer's interest in charter capital: 22.18%
Company's interest in charter capital of issuer: 0%

Short name: LLC Private Security Company Rostelecom-Bezopasnost
Full name: Limited Liability Company Private Security Company
Rostelecom-Bezopasnost
Address: 127486, Moscow, Deguninskaya str., 2
Issuer's interest in charter capital: 20%
Company's interest in charter capital of issuer: 0%

Short name: CJSC MS-Trust
Full name: Closed-type joint stock company MS-Trust
Address: 109044, Moscow, Vorontsovskaya str, 18/20 building 2
Issuer's interest in charter capital: 20.00%
Company's interest in charter capital of issuer:  0%

Short name: LLC Artelecom Service
Full name: Limited Liability Company  Artelecom Service
Address: 163071, Moscow, Priorov str., 4
Issuer's interest in charter capital: 17.00%
Company's interest in charter capital of issuer: 0%

Short name: LLC Tver Telecom
Full name: Limited Liability Company   Tver Telecom
Address: 170000, Over, Novotorzhskaya str., 24
Issuer's interest in charter capital: 26%
Company's interest in charter capital of issuer: 0%

Short name: OJSC Svyazintek
Full name: Open-type joint stock company Communications Information Technologies
Address: 119121,  Moscow, Plyushchikha str., 55, building 2.
Issuer's interest in charter capital: 19%
Company's interest in charter capital of issuer: 0%

Short name: CJSC RT-Radiotext
Full name: Closed-type joint stock company RT-Radiotext
Address: 127427, Moscow, Akademika Koroleva str.,12
Issuer's interest in charter capital of the legal person: 15.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Transportation Digital Networks
Full name: Closed-type joint stock company Transportation Digital Networks
Address: 143070, Sosnovka village, Odintsovo District of Moscow Oblast. Issuer's interest in charter capital: 15.00%
Company's interest in charter capital of issuer: 0%

Short name: LLP RON
Full name: Limited Liability Partnership RON
Address: 127091, Moscow, Delegatskaya str., 5
Issuer's interest in charter capital of legal person: 12.40%
Company's interest in charter capital of issuer: 0%

Short name: Golden Telecom, Inc.
Full name: Golden Telecom, Inc.
Address: 115114, Moscow, Kozhevnichesky pr., 1
Issuer's interest in charter capital: 11.09%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Expo-Telecom
Full name: Closed-type joint stock company Expo-Telecom
Address: 103375, Moscow, Tverskaya str., 7
Issuer's interest in charter capital: 10.87%
Company's interest in charter capital of issuer:  0%

Short name: CJSC TV - Inform
Full name: Closed-type joint stock company TV - Inform
Address: 106076, Moscow, Rusakovskaya emb.,  1
Issuer's interest in charter capital: 10.50%
Company's interest in charter capital of issuer: 0%

Short name: CJSC WestBaltTelecom
Full name: Closed-type joint stock company WestBaltTelecom
Address: 236040, Kaliningrad, Lenin prospekt, 32
Issuer's interest in charter capital: 10.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Telecross
Full name: Closed-type joint stock company Telecross
Address: 123557,  Moscow, Presnensky val, 27
Issuer's interest in charter capital: 10.00%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Saint-Petersburg Center of Telecommunications
Full name: Closed-type joint stock company Saint-Petersburg Center of Telecommunications
Address: 199053, Saint-Petersburg, 3d line A.I., 30-32
Issuer's interest in charter capital: 9.38%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Registrator-Svyaz
Full name: Closed-type joint stock company Registrator-Svyaz
Address: 107078, Moscow, Kalanchevskaya str., 15a
Issuer's interest in charter capital: 8.64%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Teleinf
Full name: Closed-type joint stock company Teleinf
Address: 127427, Moscow, Ak. Korolev str., 19, room 1042
Issuer's interest in charter capital: 6.25%
Company's interest in charter capital of issuer:  0%

Short name: CJSC RIC
Full name: Closed-type joint stock company Russian Information Centers
Address: 125047, Moscow, 1st Tverskaya-Yamskaya str., 3
Issuer's interest in charter capital: 6.18%
Company's interest in charter capital of issuer:  0%

Short name: LLC Svyazekspertiza
Full name: Limited Liability Company Svyazekspertiza
Address: 109147, Moscow, Marxistskaya str., 22 building 1
Issuer's interest in charter capital: 5.70%
Company's interest in charter capital of issuer: 0%

Short name: CJSC Ramsatcom
Full name: Closed-type joint stock company Ramsatcom
Address: 117334,  Moscow, Leninsky prospekt, 35A
Issuer's interest in charter capital: 6.55%
Company's interest in charter capital of issuer: 0%


8.1.6. Material Transactions Effected By The Issuer

During the ended fiscal quarter no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company's assets have been effected.


8.1.7. The Issuer's Credit Ratings

As of September 30, 2005, the Company's credit rating on Standard & Poor's international scale was B+, "Steady" forecast.

History of credit rating changes in the period 1997-2005.

---------------------------- ---------------------------------------------
 Rating revision date         Rating
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 February 07, 2005            B+, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 November 13, 2003            B, "Positive" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 April 30, 2002               B-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 July 28, 2000                CCC, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 April 12, 2000               CCC-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 November 16, 1999            CC, "Developing" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 February 8, 1999             CC, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 August 17, 1998              CC, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 August 13, 1998              B-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 June 9, 1998                 B+, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 May 27, 1998                 BB-, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 December 19, 1997            BB-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
 February 14, 1997            BB-, "Steady" forecast
---------------------------- ---------------------------------------------


Full business name of the credit rating organization: Standard and Poor's International Services Inc.

Abbreviated business name of the credit rating organization: S&P

Location of the credit rating organization: Standard and Poor's International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

See  the  methodology  of  credit  rating   assignment  by  Standard  and  Poors
International   Services  Inc.  in  the  Internet  on   www.standardandpoors.ru.


8.2. The Issuer's Shares By Category (Class)

The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

No extra shares are being distributed.

The number of OJSC Rostelecom stated shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

No shares recorded on the Company balance.

No securities convertible into shares.

In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-1-P-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-1-P-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

Pursuant to the Company's Charter each ordinary share provides its holder with an equal scope of rights.

Each holder of ordinary shares in the Company shall be entitled:

o to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

o to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

o to receive dividends if these are declared and paid out according to a procedure established by the Charter;

o to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

o to receive from the Company's registrar extracts from the shareholders register certified with the registrar's seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders' Register, approved by the Company's registrar within its authority;

o to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

o in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

o to require the Company to buy out all or any part of the holder's shares in cases and according to the procedure provided for under effective Russian Federation legislation;

o to sell shares to the Company in the event that the Company resolves to buy out such shares;

o to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Auditing Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

o to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

o to request a review (audit) of the financial and business operations of the Company.

Every holder of ordinary shares in the Company is obliged to:

o pay for the Company's placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company's Charter and a resolution on the placement of these securities;

o    keep secret the confidential information on the Company's operations;

o perform other obligations provided for under the Charter, the Company's internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company's shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

The Company's shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in
Article  91 of the  Federal  Law on  Joint-Stock  Companies,  and the  Company's
Charter.


Pursuant to the Company's Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company's Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company's net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

Every holder of a Class A preferred share shall be entitled to:

o sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

o take part in a general meeting of shareholders with the right to vote on issues of the Company's reorganization or liquidation;

o the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and
     (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

o in the event of the Company's liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company's creditors are completed. And the property remaining after the creditors' claims have been satisfied shall be used to effect payments in the following manner:

     -    available unpaid dividends on Class A preferred shares shall be paid;

     - holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

     - the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

o receive from the Company's registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

o receive information contained in the Company's documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

o exercise the rights referred to in the Charter in accordance with the effective law and the Company's Charter.

Each holder of Class A preferred shares is obliged:

o    not disclose confidential information on the Company's operations;

o perform other obligations provided for under the Charter, the Company's internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.


8.3. Prior Issues of the Issuer's Securities Other Than its Shares

8.3.1.  Issues of Which All Securities Have Been Redeemed (Cancelled)

There are no issues all securities of which have been redeemed (cancelled).


8.3.2.  Issues of Securities Currently in Circulation

The Company has issued no securities other than shares.


8.3.3. Issues of Securities under Which the Issuer's Obligations Have Not Been Fulfilled (Default)

There are no securities under which the Company's obligations have not been fulfilled.

8.4. Entity (Entities) that Have Provided Security for Bonds Issued The Company has issued no bonds.


8.5. Issued Bond Obligation Security Terms

The Company has issued no bonds.


8.6. Organizations that Register the Rights to Securities Issued by the Issuer

Since April 20, 1997, the register of the Company shareholders is run by a specialized registrar, CJSC Registrator-Svyaz, registered and located at 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00258 of November 1, 2002 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

The Company doesn't retain the depositary for running book-entry settlement system.


8.7. Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

Matters related to the specifics of payment to nonresidents of dividends on the Company's shares are governed by the following laws:

Federal Law No. 208-FL of Decemder 26, 1995 on Joint Stock Companies as amended on March 5, 2004 (effective since November 12, 2004), which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 173-FL of December 10, 2003 on Currency Regulation and Currency Control as amended on July 18, 2005 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 16-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on July 25, 2002 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.


8.8. Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

The Company has placed one type of issued securities only - its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares.

Shareholder's tax in 2005 was levied in the following manner.

Dividends

Individuals

Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

Organizations

Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

The taxes on dividends accrued upon the results of preceding fiscal periods but payable to Russian entities and individuals (residents of the Russian
Federation) in the current fiscal period are imposed in accordance with effective Russian tax legislation. In addition the amount of tax payable is calculated in accordance with Article 275 of the Tax Code implying the effective tax rate.

Paying off dividends upon the results of preceding fiscal years taxes are to be levied under the effective tax rate calculated for period of corresponding dividend payment since dividends upon the results of 2001. As of the last day of the fiscal quarter the Company was applying the following tax rates for the preceding periods of dividend payments.

------------------------------ -------------------------------------------------------------------
                                 Dividends for:
------------------------------ -------------------------------------------------------------------
                                2000 year and   2001 year    2002 year     2003 year    2004 year
                                   earlier
------------------------------ -------------- ------------- ------------ ------------ ------------
Tax rate withheld from              9%             9%         6,9293%      8,6419%      8,3115%
dividends paid off in 2005
------------------------------ -------------- ------------- ------------ ------------ ------------


Proceeds from the Sale of Securities

Individuals

Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents - sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

Organizations

Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company's assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

Application of International Agreement Provisions

In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company's shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.


8.9. Dividends Declared (Accrued) and Paid on the Issuer`s Share and Yield the Issuer`s Bond

--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
Year of General             2001                2002               2003               2004                 2005
Meeting
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
Dividends                 For 2000            For 2001           For 2002           For 2003             For 2004
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Distributed               0,1634            0,2144961            0,54347            0,87807              1,4593
 dividends on one
 ordinary share
 (Rub)
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Total dividends
 distributed on        119.068.978,69      156.302.518,73     396.024.589,03     639.846.379,37      1.063.386.539,79
 ordinary shares
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Total dividends
 actually paid on
 ordinary shares       118.428.470,62     154.887.4414,59     392.615.816,93     636.124.462,84       270.028.426,91
 (Rub)
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Distributed
 dividends on one
 Class A preferred         0,4243            0,9195237            1,27472            3,25301              2,9738
 share (Rub)
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Total dividends
 distributed on
 preferred shares      103.033.392,30      223.289.290,86     309.542.130,16     789.933.193,94       722.132.222,51
 (Rub)
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Total dividends
 actually paid on      102.203.865,86      220.069.906,90     304.855.846,43     774.998.256,46       78.467.799,00
 preferred shares
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Management body
 passing a             Annual general      Annual general     Annual general     Annual general       Annual general
 resolution on           meeting of          meeting of         meeting of         meeting of           meeting of
 payment of             shareholders        shareholders       shareholders       shareholders         shareholders
 dividends on shares
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Date of annual
 general meeting of     June 30, 2001       June 1, 2002       June 15, 2003      June 26, 2004       June 25, 2005
 shareholders
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Date and Protocol
 number of general
 meeting of             Protocol No.                           Protocol No.       Protocol No.         Protocol No.
 shareholders               1 of         Protocol No. 1 io     1 of June 20,       1 of July,           1 of July,
 passing resolution      July, 2001       of June 10, 2002         2003               2004                 2005
 on payment of
 dividends
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Register closure     May 9              April 14            April 28                May 11               May 06
 date
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Start of dividend    August 29          August 1            July 1                  July 15             July 15
 payment
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 End of dividend      December 31        December 31         December 31           December 15         December 15
 payment
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------
 Form of dividend           cash                cash               cash               cash                 cash
 payment
--------------------- ------------------ ------------------- ------------------ ------------------ ---------------------


OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

The main reason for dividend non-payment is an absence of updated personal information of shareholder in the Company's register regarding:

- changes in place of residence when choosing to receive dividends by postal transfer; - changes in bank details when choosing to receive dividends by bank transfer;

- incorrect way of receiving dividends (concerning shareholders not employed by OJSC Rostelecom but choosing to receive dividends at the Company's cash offices);

-    changes in passport information when choosing any way of payment.

At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company's registrar, CJSC Registrator-Svyaz, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

Upon submission by a Company's shareholder of its changed data required for dividend payment the Company's registrar, CJSC Registrator-Svyaz will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company's registrar.


8.10. Other Information

No information.